                                                                      PROSPECTUS
                                                FILED PURSUANT TO RULE 424(B)(3)

                          [COLORADO PRIME FOODS LOGO]

                               OFFER TO EXCHANGE

                 ALL OUTSTANDING 12 1/2% SENIOR NOTES DUE 2004
                                      FOR
                         12 1/2% SENIOR NOTES DUE 2004
    WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
                                       OF
                           COLORADO PRIME CORPORATION

                                 GUARANTEED BY

                            KAL-MAR PROPERTIES CORP.
                        CONCORD FINANCIAL SERVICES, INC.
                      PRIME FOODS DEVELOPMENT CORPORATION

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
  ON OCTOBER 10, 1997 UNLESS EXTENDED; PROVIDED IT MAY NOT BE EXTENDED BEYOND
                                OCTOBER 21, 1997

Colorado Prime Corporation, a Delaware corporation ("CPC"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange its outstanding 12 1/2% Senior Notes due 2004 (the "Old Notes"), of which an aggregate of $100,000,000 in principal amount is outstanding as of the date hereof, for an equal principal amount of newly issued 12 1/2% Senior Notes due 2004 (the "New Notes" or the "Exchange Notes"). The form and terms of the New Notes will be the same as the form and terms of the Old Notes except that (i) the New Notes will be registered under the Securities Act of 1933, as amended (the "Securities Act"), and hence will not bear legends restricting the transfer thereof and (ii) the holders of the New Notes will not be entitled to certain rights of holders of the Old Notes under the Registration Rights Agreement (as defined herein), which rights will terminate upon the consummation of the Exchange Offer. The New Notes will evidence the same debt as the Old Notes and will be entitled to the benefits of an indenture between CPC, the Subsidiary Guarantors (as defined) and The Bank of New York, as trustee, (the "Trustee") dated as of May 9, 1997 (the "Indenture") governing the Old Notes and the New Notes. The Indenture provides for the issuance of both the New Notes and the Old Notes. The New Notes and the Old Notes are sometimes referred herein collectively as the "Notes" or the "Senior Notes." Upon a Change of Control, each holder of the Notes may require CPC to repurchase such holder's Notes, in whole or in part, at a price equal to 101% of the principal amount plus accrued and unpaid interest as of the purchase date. There can be no assurance that CPC will have sufficient funds to repurchase the Notes upon a Change of Control. See "Risk Factors -- Consequences of Change of Control."

                                                        (Continued on next page)

              SEE "RISK FACTORS" COMMENCING ON PAGE 15 FOR CERTAIN
                INFORMATION THAT SHOULD BE CONSIDERED BY HOLDERS
                         EVALUATING THE EXCHANGE OFFER.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 12, 1997

The Notes bear interest at the rate of 12 1/2% per annum. Interest on the Notes is payable semi-annually in arrears on May 1 and November 1 of each year, commencing November 1, 1997. The Notes are redeemable at the option of CPC, in whole or in part at anytime on or after May 1, 2002. The redemption price will be equal to 106.250% of the principal amount of the Notes together with accrued and unpaid interest at any time on or after May 1, 2002 and prior to May 1, 2003 and the redemption price will be equal to 103.125% of the principal amount of the Notes together with accrued and unpaid interest on or after May 1, 2003. In addition, prior to May 1, 2000, CPC may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds received by CPC or its parent corporation from one or more offerings of Capital Stock (other than Disqualified Stock) at a redemption price of 112.50% of the principal amount thereof plus accrued and unpaid interest to the redemption date; provided, however, that at least $65.0 million in aggregate principal amount remains after such redemption. See "Description of Notes."

The Notes have the benefit of a guarantee (the "Subsidiary Guarantee") issued on a senior unsecured basis by all existing subsidiaries and any future U.S. subsidiaries of CPC (the "Subsidiary Guarantors"). The Notes and the Subsidiary Guarantee will be unsecured senior obligations of CPC and the Subsidiary Guarantors, respectively, and will rank pari passu in right of payment with all existing and future unsecured unsubordinated obligations and will be senior in right of payment to all subordinated indebtedness of CPC and the Subsidiary Guarantors, respectively. As of June 27, 1997, CPC and its subsidiaries (collectively, CPC and its subsidiaries are referred to herein as the "Company" or "Colorado Prime"), had $123.0 million principal amount of indebtedness outstanding, approximately $22.7 million of which was secured indebtedness under a senior secured revolving bank facility with a syndicate of banks led by Dresdner AG, New York and Grand Cayman Branches (the "Credit Agreement") and $0.3 million of which was capital leases.

The Old Notes were originally issued and sold on May 9, 1997 in transactions not registered under the Securities Act, in reliance on Rule 144A and Regulation S under the Securities Act. The Old Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. The New Notes constitute a new issue of securities for which there is no established trading market. CPC does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system. There can be no assurance that an active market for the New Notes will develop. To the extent that a market for the New Notes does develop, the market value of the New Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and other conditions. Such conditions might cause the New Notes, to the extent that they are actively traded, to trade at a significant discount from face value. See "Risk Factors -- Lack of Public Market."

Any Old Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered, and tendered but unaccepted, Old Notes could be adversely affected. Following the consummation of the Exchange Offer, the holders of Old Notes will continue to be subject to the existing restrictions on transfer thereof and CPC will have no further obligations to such holders to provide for the registration under the Securities Act of the Old Notes. The Old Notes may not be reoffered, resold or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. No assurance can be given as to the liquidity of the trading market, for either the Old Notes or the New Notes.

The New Notes will be available only in book-entry form. CPC expects that the New Notes issued pursuant to the Exchange Offer will be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in its name or in the name of Cede & Co., as its nominee. Beneficial interests in the global notes representing the New Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. After the initial issuance of such global notes, New Notes in certificated form will be issued in exchange for the global notes only in accordance with the terms and conditions set forth in the Indenture. See "The Exchange Offer."

CPC will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on October 10, 1997 (if and as extended, the "Expiration Date"). Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange. Old Notes may be tendered only in integral multiples of $1,000. In the event CPC terminates the Exchange Offer and does not accept for exchange any Old Notes, CPC will promptly return all previously tendered Old Notes to the holders thereof.

Based on a previous interpretation by the staff of the Securities and Exchange Commission (the "Commission" or the "SEC") set forth in no-action letters to third parties, CPC believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold, and otherwise transferred by a holder thereof (other than (i) a broker-

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

dealer who purchases such New Notes directly from CPC to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company (within the meaning of Rule 405 under the Securities Act)) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to CPC that such conditions have been met.

Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter," within the meaning of the Securities Act, in connection with resale of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. CPC has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

CPC believes that none of the registered holders of the Old Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company. CPC has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer, and to the best of CPC's information and belief, each person participating in the Exchange Offer is acquiring the New Notes in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes to be received in the Exchange Offer.

CPC will not receive any proceeds from the Exchange Offer. CPC has agreed to bear the expenses of the Exchange Offer. No underwriter is being used in connection with the Exchange Offer.

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

                             AVAILABLE INFORMATION

CPC has filed with the Commission a registration statement on Form S-4 (the "Registration Statement") under the Securities Act with respect to the Exchange Notes being offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to any contract, agreement or other document are summaries of the material terms of such contracts, agreements or other documents and are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

CPC is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon completion of the Exchange Offer, CPC will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file periodic reports and other information with the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. So long as any of the Notes remain outstanding, whether or not CPC is subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision thereto, following the effectiveness of the Exchange Offer, CPC shall file with the Commission the annual reports, quarterly reports and other documents which CPC would have been required to file with the Commission pursuant to such
Section 13(a) or 15(d) or any successor provision thereto if CPC were so required, such documents to be filed with the Commission on or prior to the respective dates by which CPC would have been required to file. Regardless of whether CPC files such reports or other documents with the Commission, CPC shall
(a) within 15 days of each required filing date (i) transmit by mail to all holders of Notes, as their names and addresses appear in the Note Register, without cost to such holders, and (ii) file with the Trustee, copies of such annual reports, quarterly reports and other documents, and (b) if filing such documents with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective holder of Notes.

Reports and other information filed by CPC with the Commission and the Registration Statement (with exhibits and schedules thereto), may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such reports and other information may also be accessible electronically by means of the Commission's home page on the worldwide web on the Internet at http://www.sec.gov.

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

                               PROSPECTUS SUMMARY

The following summary is qualified in its entirety by the more detailed information and financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. Unless the context otherwise requires, references in this Prospectus to "CPC" refer to Colorado Prime Corporation and references to the "Company" or "Colorado Prime" refer collectively to CPC and its subsidiaries. All references in this Prospectus to "fiscal year" refer to the Company's fiscal year which ends on the last Friday of September in that calendar year. All fiscal years presented herein are 52 weeks with the exception of fiscal 1994, which consists of 53 weeks.

Certain of the information contained in this summary and elsewhere in this Prospectus, including that set forth under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with respect to the Company's plans and strategy for its business, contains forward-looking statements which are based on a number of assumptions and are subject to significant business, economic and competitive uncertainties which are beyond the control of the Company. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, investors should carefully consider the information set forth under the caption "Risk Factors."

                                  THE COMPANY

The Company is a leading direct marketer of high quality, value-added food programs and products related to in-home dining and entertainment. Using a combination of telemarketing and in-home selling, Colorado Prime believes that it is the only company to offer this type of in-home shopping service on a broad scale, serving 31 states through 76 sales offices. The Company sells individually packaged, top quality meats and poultry, seafood, assorted pasta dishes and a wide selection of prepared entrees for direct delivery to consumer households. The Company's food products are of a quality generally found only in specialty gourmet shops and high-end restaurants and require simple preparation using a microwave, conventional oven or grill. As a complement to its food products, the Company also sells food-related and home entertainment appliances and accessories with unique features not generally available in traditional retail channels. The purchase of non-food items enables customers to earn a lifetime discount on food purchases, which management believes is a key driver of the Company's high customer retention rate. In each of the last five fiscal years, the Company experienced a customer retention rate of at least 81% as measured by the percent of customers who reordered when solicited during the period. The Company attributes its high customer retention to the quality of its products, the convenience of its services and its discount marketing program.

The Company uses a network of approximately 1,500 telemarketers to schedule in-home sales presentations. During a sales presentation, one of the Company's approximately 650 sales representatives presents the Company's product offerings and designs a customized food program for the customer. In fiscal 1996, a customer's average initial food order was approximately $1,500. The average food order is designed to meet approximately two-thirds of a family's evening meal needs for a six month period. In addition, approximately 73% of initial orders in fiscal 1996 included the purchase of non-food items at an average cost of approximately $1,600. After a customer places an order, a Company representative delivers and stores the food directly into the customer's freezer. To facilitate the purchase of its products, the Company offers convenient financing options through a wholly-owned finance subsidiary. In fiscal 1996, food and non-food items accounted for approximately 62% and 38% of product sales, respectively.

The Company targets its marketing efforts toward dual income families who are typically homeowners with children at home. Faced with increasing time constraints and the pressures of planning and preparing meals, the customers find the Company a convenient alternative to the supermarket and a higher quality alternative to other convenience-oriented offerings such as delivery services or restaurant takeout. Management expects to benefit from the continued growth in consumer direct marketing sales, which are projected to grow by 7.4% per year from 1996 to 2001. In 1996 consumer direct marketing sales are estimated to have been $634.6 billion.

COMPETITIVE STRENGTHS

The Company has developed a strong market position through a carefully tailored mix of products aimed at upper and middle income customers who value high quality, superior service and the convenience of home purchasing and delivery. The Company has earned strong brand name recognition among its customers and suppliers. In addition, the Company believes that it has distinguished itself as the nation's premier in-home food shopping company. With no significant direct competition and no middleman between the Company and the consumer, the Company plans to increase its market penetration while continuing

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

to differentiate its products based on quality and service rather than on price. The Company attributes its success and its continued opportunities for growth and profitability to the following competitive strengths:

     - High customer retention. The Company has enjoyed a high customer retention rate of at least 81% in each of the past five fiscal years, which the Company believes is primarily attributable to a wide selection of high quality food, the convenience of its integrated services and its discount marketing program.

     - High quality products. The Company's value-added food items are either custom-prepared at the Company's own facility or are supplied by restaurant providers and premium food wholesalers, and as such are of a quality generally unavailable in supermarkets. The Company purchases top quality meats and specially tenderizes, trims, flash-freezes and vacuum packages each portion to ensure tenderness, taste and freshness. Non-food products are purchased by special arrangements from manufacturers and, as a result, have unique features which are not generally available in traditional retail channels.

     - Value-added service. The Company provides a fully integrated customer service package from the initial contact through the life of the customer relationship, which includes: (i) an initial convenient in-home sales presentation with customized meal planning; (ii) delivery of its food and non-food products directly into the customer's home; (iii) the option to finance purchases through its wholly-owned finance subsidiary; and (iv) the 100% customer satisfaction guarantee on all of the Company's food products.

     - Effective discount marketing program. The Company's marketing efforts are facilitated by its discount marketing program which enables customers to earn a lifetime discount on food products when they purchase non-food products. The discount on the food products generally offsets the customer's incremental monthly payments on their non-food purchases.

     - Strong management team. The Company's management team has considerable experience in both the direct marketing and food industries and has implemented a number of growth initiatives to enhance profitability and operating leverage. Since 1993, the Company has recruited four senior officers who have extensive experience in food marketing, direct sales and customer acquisition. The senior management team is complemented by experienced individuals in sales, operations and service management positions who have been with the Company for many years. Collectively, members of the management team average 20 years of experience in the food industry, 32 years in marketing and direct sales and 20 years in senior operating positions. See "Management."

BUSINESS STRATEGY

The Company believes that it has significant opportunities for revenue and earnings growth, including the following principal strategies:

- Continued geographic expansion. Management is pursuing a measured pace of geographic expansion based upon a new office opening program developed in fiscal 1995. With a concentration of offices on the East Coast, geographic expansion into the western region of the country is of particular interest. Management believes there is potential for 10 to 12 additional offices in the western region.

- Increased market penetration. The Company believes that there is significant growth potential in its existing markets through the following:

     - Customer acquisition. The Company plans to offer different incentives to customers who provide referral names, which represent the Company's most efficient form of customer acquisition. In addition, the Company has implemented initiatives aimed at improving the quality and performance of the sales representatives and managers through the use of part-time personnel, new recruiting methods, new employee retention programs, enhanced training and development.

     - Customer retention. Sales to existing customers are more profitable than sales to new customers as a result of lower selling and telemarketing costs; thus, the Company strives to continually improve the current level of customer retention.

- Margin improvement opportunities. In fiscal 1997, management has already implemented additional margin enhancement programs including greater efficiency in food processing, the introduction of more high value appliances, extending the food service period and certain cost reductions in delivery and insurance expenses.

- Continued product development. The Company has and will continue to refine its products and menus to increase variety and adapt to consumers' changing eating patterns, lifestyle demands and tastes. The Company introduced 208 new food and

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

  non-food products in the last three fiscal years and currently intends to introduce at least 12 food products and test three non-food products in fiscal 1997.

- Development of new customer segments and new distribution channels. Management believes that customer segments currently not within the Company's target market, such as urban dwellers, customers over age 60, higher income households and one-member households, may hold additional growth and profit opportunities. The Company also believes further growth may also be obtained from new distribution channel alternatives, such as institutional food services, corporate gift offerings and strategic alliances with food-related catalog marketers.

The Company's principal executive offices are located at One Michael Avenue, Farmingdale, New York 11735. Its telephone number is (516) 694-1111.

                                THE TRANSACTIONS

Pursuant to a Merger Agreement dated as of March 25, 1997 (the "Merger Agreement"), between CPC's parent corporation, KPC Holdings Corporation ("Holdings") and Thayer Equity Investors III, L.P., a private equity investment limited partnership and its affiliates ("Thayer"), Colorado Prime Acquisition Corp. ("CPAC"), a transitory acquisition subsidiary established by Thayer prior to the consummation of the merger, merged with and into Holdings (the "Merger"), following which Holdings was the surviving corporation and was renamed Colorado Prime Holdings Inc. ("CPH"). In connection with the establishment of CPAC, immediately prior to the consummation of the Merger, $25.0 million was contributed to the capital of CPAC as follows: (i) Thayer contributed cash in the amount of $22.9 million in exchange for 128,800 shares of common stock, $0.01 par value per share, of CPAC, 10,000 shares of 15% payable-in-kind redeemable preferred stock, $0.01 par value per share, of CPAC which is mandatorily redeemable on May 9, 2007 and warrants to purchase 26,471 shares of CPH Common Stock at an exercise price of $0.01 per share and (ii) certain existing senior managers of CPC, including Mr. Dordelman, Mr. Willett, Mr. Taylor, Mr. DeSantis and certain other executive officers (the "Management Investors"), exchanged certain of their existing shares of common stock of Holdings (valued for such purpose at the amount that would otherwise be payable for such shares in connection with the Merger) or contributed cash in the aggregate amount of $2.1 million in exchange for an aggregate of 21,200 shares of common stock of CPAC. The contribution of cash by Thayer, common stock of Holdings by the Management Investors and cash by the Management Investors is collectively referred to herein as the "Equity Contribution." Upon the consummation of the Merger, (i) the shareholders of Holdings, other than CPAC, received in the aggregate approximately $33.1 million in cash upon the surrender of their shares of Holdings and (ii) each share of outstanding common stock and preferred stock of CPAC was converted into a share of common or preferred stock, as the case may be, of CPH.

Simultaneously with the Merger, CPC consummated the offering of the Old Notes pursuant to transactions under Rule 144A and Regulation S of the Securities Act (the "Offering") and entered into a senior secured working capital bank facility with a syndicate of commercial banks led by Dresdner Bank AG, New York and Cayman Island Branches (the "Credit Agreement"). The Equity Contribution, initial borrowings under the Credit Agreement and the net proceeds of the Offering, comprising an aggregate of approximately $147.0 million, was used (i) to repay the Company's existing senior notes payable ("Existing Senior Notes") and the Company's note payable under its existing receivables financing facility ("Existing Finance Facility") along with accrued interest, expenses and premiums required in connection with such repayments (collectively, the "Existing Debt"),
(ii) to pay the amounts payable in cash to the shareholders of Holdings pursuant to the Merger and (iii) to pay certain expenses and fees in connection with the Merger. The series of transactions described as the Equity Contribution, the Merger, the Offering and the initial borrowings under the Credit Agreement are collectively referred to herein as the "Transactions."

All of CPC's issued and outstanding capital stock is owned by CPH. CPH is controlled by Thayer, which owns 100% of CPH's preferred stock and approximately 86% of CPH's Common Stock, while the Management Investors own approximately 14% of CPH's Common Stock, without taking into account any warrants issued to the holders of Old Notes (the "Warrants"), warrants issued to Thayer in connection with the Transactions, or shares issuable in connection with CPH's 1997 Stock Option Plan. Holders of the Warrants issued in connection with the Old Notes, are entitled to purchase an aggregate of approximately 10% of CPH's Common Stock on a fully diluted basis. See "Principal Stockholders." All of the issued and outstanding capital stock of the Subsidiary Guarantors is owned by CPC.

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

                               THE EXCHANGE OFFER

THE EXCHANGE OFFER..................CPC is offering to exchange up to
                                    $100,000,000 in aggregate principal amount of its new 12 1/2% Senior Notes due 2004 which will be registered under the Securities Act (the "Exchange Notes" or the "New Notes") for a like principal amount of its outstanding 12 1/2% Senior Notes due 2004 (the "Old Notes") which were issued and sold on May 9, 1997 in a transaction exempt from registration under the Securities Act. Old Notes may be exchanged only in integral multiples of $1,000. The terms of the New Notes are identical in all material respects (including principal amount, interest rate, maturity and ranking) to the terms of the Old Notes for which they may be exchanged pursuant to the Exchange Offer, except that the New Notes will have been registered under the Securities Act and therefore will be generally freely transferable by holders thereof (except as provided herein -- see "The Exchange Offer"), and are not subject to any covenant of CPC regarding registration. CPC has agreed to make the Exchange Offer in order to satisfy its obligations under a registration rights agreement (the "Registration Rights Agreement"), dated as of May 9, 1997 among CPC and J.P. Morgan & Co., NatWest Capital Markets Limited and Dresdner Kleinwort Benson North America LLC (together, the "Initial Purchasers") relating to the Old Notes. CPC will issue the New Notes on or promptly after the Expiration Date. See "The Exchange Offer."

                                    Based on an interpretation of the staff of the Commission set forth in no-action letters issued to third parties, CPC believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchases such New Notes directly from CPC to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such holder which is an "affiliate" of CPC within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder has no arrangement or understanding with any person to participate in the distribution of such New Notes. In the event that CPC's belief is inaccurate, holders of New Notes who transfer New Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability thereunder. CPC does not assume or indemnify holders against such liability. The Exchange Offers are not being made to, nor will CPC accept surrenders for exchange from, holders of Old Notes (i) in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction or (ii) if any holder is engaged or intends to engage in a distribution of New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See "Plan of Distribution."

EXPIRATION DATE.....................The Exchange Offer will expire at 5:00 p.m.,
                                    New York City time, on October 10, 1997, unless the Exchange Offer is extended by CPC, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended, provided it is not extended beyond October 21, 1997. CPC will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes issued pursuant to the Exchange Offer will be delivered on or promptly after the Expiration Date.

EXCHANGE OFFER LIMITATION...........The Old Notes were issued and sold with the
                                    Warrants to purchase 19,608 shares of common stock of CPH. The Old Notes and Warrants were sold as units (the "Units"). The Exchange Offer is limited to an exchange of Old Notes for New Notes with no effect on the Warrants. Neither CPC nor CPH has an obligation under the Registration Rights Agreement or any other agreement to exchange the Warrants or register the Warrants under the Securities Act.

CERTAIN CONDITIONS TO THE EXCHANGE
OFFER...............................CPC may terminate the Exchange Offer, subject to the Registration Rights
                                    Agreement, if it determines that its ability to proceed with the Exchange Offer could be materially impaired due to any legal or governmental action, any new law, statute, rule or regulation, any interpretation by the staff of the Commission of any existing law, statute, rule or regulation or the failure to obtain any necessary approvals of governmental agencies or holders of the Old Notes. CPC does not expect any of the foregoing conditions to occur, although there can be no assurances any such conditions will not occur.

                                    The Exchange Offer is not conditioned on any minimum principal amount of the Old Notes being tendered for exchange. The Exchange Offer is subject to certain other customary conditions, each of which may be waived by CPC. See "The Exchange Offer -- Certain Conditions to the Exchange Offer."

PROCEDURES FOR TENDERING OLD
NOTES...............................Each holder of Old Notes wishing to accept the Exchange Offer must complete, sign and date the Letter of Transmittal or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Old Notes and any other required documentation to The Bank of New York, as Exchange Agent, at the address set forth herein. By executing the Letter of Transmittal or by transmitting an Agent's Message (as defined below) in lieu thereof, each holder will represent to CPC that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, such person does not have an arrangement or understanding with any person to participate in the distribution of such New Notes, such person, if not a broker-dealer, is not engaged in and does not intend to engage in a distribution of the New Notes and that neither the holder nor any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of CPC. Certain brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer, including an Agent's Message in lieu of a Letter of Transmittal.

SPECIAL PROCEDURES FOR BENEFICIAL
OWNERS..............................Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Old Notes in the Exchange Offer should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the Expiration Date.

GUARANTEED DELIVERY PROCEDURES......Holders of Old Notes who wish to tender their Old Notes and who cannot deliver their Old Notes or the Letter of Transmittal to The Bank of New York, as Exchange Agent, prior to the Expiration Date, or for which the procedures for book-entry transfer cannot be completed on a timely basis, must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS...................Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

CERTAIN FEDERAL INCOME TAX
CONSEQUENCES........................For a discussion of certain federal income tax consequences relating to the exchange of Old Notes for New Notes, see "Certain United States Federal Income Tax Considerations."

EXCHANGE AGENT......................The Bank of New York is the Exchange Agent.
                                    Its telephone number is (212) 815-6286. The address of the Exchange Agent is set forth in "The Exchange Offer -- Exchange Agent." The Bank of New York also serves as trustee under the Indenture.

SHELF REGISTRATION STATEMENT........Under certain circumstances described in the
                                    Registration Rights Agreement, certain
                                    holders of Notes (including holders who are not permitted to participate in the Exchange Offer or who may not freely resell New Notes received in the Exchange Offer) may require CPC to file, and use best efforts to cause to become effective, a shelf registration statement under the Securities Act, which would cover resales of Notes by such holders. See "Description of Notes -- Registration Rights Agreement."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and certain registration rights relating to the Old Notes. Whenever defined terms of the Indenture or the Registration Rights Agreement not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. In the event that (i) the Exchange Registration Statement (or, if the Exchange Offer is not permitted under applicable law or the Commission policy, the Initial Shelf Registration) has not been filed on or prior to July 8, 1997; (ii) neither the Exchange Registration Statement is declared effective by the Commission nor the Shelf Registration is filed with the Commission on or prior to September 21, 1997 or
(iii) CPC has not exchanged the Exchange Notes for all Old Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to October 21, 1997, or if applicable, the Shelf Registration has not been declared effective on or prior to October 21, 1997 or such Shelf Registration ceases to be effective at any time during the Effectiveness Period (each such event referred to in clauses (i) through (iii) a "Registration Default"), the annual interest rate borne by the Old Notes will be increased 0.25% for the first 90 days following the occurrence of such Registration Default and such interest will be increased an additional 0.25% at the beginning of each subsequent 90-day period until such Registration Default is cured, up to a maximum additional amount of 1.00% per annum. The Exchange Registration Statement referred to in clause (i) above was filed with the Commission on June 27, 1997 and was declared effective on September 12, 1997. Upon the curing of a Registration Default, the interest rate on the Notes will revert to the rate set forth on the cover page of this Prospectus.

The Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from May 9, 1997. Accordingly, registered holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from May 9, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

                                 THE NEW NOTES

SECURITIES OFFERED...........................  $100,000,000 12 1/2 Senior Notes due 2004. See
                                               "Description of Notes."
MATURITY DATE................................  May 1, 2004.

INTEREST PAYMENT DATES.......................  May 1 and November 1, commencing November 1, 1997.

OPTIONAL REDEMPTION..........................  The Notes are redeemable at the option of CPC, in whole or in part, at any time on or after May 1, 2002, at the
                                               redemption prices set forth herein, plus accrued and
                                               unpaid interest to the redemption date. See "Description
                                               of Notes -- Optional Redemption." In addition, prior to
                                               May 1, 2000, CPC may redeem up to an aggregate of 35% of
                                               the principal amount of the Notes with the cash proceeds
                                               received by CPC or CPH from one or more public or private
                                               offerings of its Capital Stock (other than Disqualified
                                               Stock) at a redemption price of 112.50% of the principal
                                               amount thereof, plus accrued and unpaid interest to the
                                               redemption date; provided, however, that at least $65.0
                                               million in aggregate principal amount of the Notes remains outstanding immediately after any such redemption.

GUARANTEE....................................  The Notes are unconditionally and jointly and severally guaranteed on a senior unsecured basis by all existing
                                               subsidiaries and any future U.S. subsidiaries of CPC.

RANKING......................................  The Notes constitute senior unsecured debt obligations of
                                               CPC. On an as adjusted basis giving effect to the
                                               Transactions, as of June 27, 1997, the Company had $123.0
                                               million of indebtedness outstanding, $22.7 million of
                                               which was secured indebtedness under the Credit Agreement
                                               and $0.3 million of which was capital leases. CPC also had an additional $27.3 million of availability under the
                                               Credit Agreement. The Notes are not secured and therefore, effectively rank behind any secured indebtedness of CPC
                                               permitted under the Indenture (including indebtedness
                                               under the Credit Agreement) to the extent of the value of
                                               the assets securing such indebtedness.

CHANGE OF CONTROL............................  Upon a Change of Control, each holder of the Notes may require CPC to repurchase such holder's Notes, in whole or part, at a purchase price equal to 101% of the principal
                                               amount thereof plus accrued and unpaid interest to the
                                               purchase date. See "Description of Notes." The Credit
                                               Agreement significantly restricts CPC's ability to
                                               repurchase the Notes upon a Change of Control. See "Risk
                                               Factors -- Consequences of Change of Control" and
                                               "Description of Notes -- Covenants." There can be no
                                               assurance that upon a Change of Control CPC will have
                                               sufficient funds to repurchase any of the Notes.

CERTAIN COVENANTS............................  The Indenture contains certain covenants that, among other things, limit the ability of the Company to incur
                                               additional Indebtedness, make certain Restricted Payments
                                               and Investments, create Liens, enter into certain
                                               transactions with Affiliates or Related Persons or
                                               consummate certain mergers, consolidations or similar
                                               transactions (each as defined herein). In addition, in
                                               certain circumstances, CPC will be required to offer to
                                               purchase Notes at 100% of the principal amount thereof
                                               with the net proceeds of certain asset sales. These
                                               covenants are subject to a number of significant
                                               exceptions and qualifications. See "Description of Notes."

                                  RISK FACTORS

See "Risk Factors" immediately following this summary for a discussion of certain risks that should be considered when evaluating an investment in the Notes. The Company believes that the principal risk factors include the following: "Possible Inability to Service Debt;" "Risk Associated with Subordination of Unsecured Notes to Secured Indebtedness;" "Consequences of Change of Control;" and "Credit Risk Associated with Financed Sales."

        SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA FOR THE COMPANY

HISTORICAL DATA

Set forth below are (i) summary historical consolidated financial data of the Company for the three fiscal years ended September 27, 1996 and the thirty-nine weeks ended June 28, 1996 and (ii) pro forma financial data for the Company as of and for fiscal 1996 and the thirty-nine weeks ended June 27, 1997. The summary historical financial data as of June 27, 1997 and for each of the periods ended June 28, 1996 (thirty-nine weeks) and June 27, 1997 (thirty-two and seven weeks, respectively) were derived from the Unaudited Consolidated Interim Financial Statements of the Company for such period contained herein, which, in the opinion of management for the Company reflect all adjustments necessary to present fairly the financial position and results of operations for the periods presented. All fiscal years presented herein are 52 weeks with the exception of fiscal 1994, which consists of 53 weeks.

NEW BASIS OF ACCOUNTING

As a result of the Transactions, a new basis of accounting under the "push down" method was adopted effective May 9, 1997. Under this method, the assets and liabilities of the Company were revalued to reflect Holdings' new cost basis in the Company, which is based on the fair values of such assets and liabilities on May 9, 1997. Financial data for the period subsequent to May 9, 1997, including the unaudited consolidated interim balance sheet data as of June 27, 1997, and the results of operations for the seven weeks ended June 27, 1997 reflect the adoption of this new basis of accounting and, accordingly, data for the 1996 interim period and for all annual fiscal periods presented herein may not be comparable with the data presented which includes the period subsequent to May 9, 1997. See "Pro Forma Unaudited Condensed Consolidated Statements of Operations."

The information contained in this table should be read in conjunction with "Selected Financial and Operating Data," "Pro Forma Unaudited Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Audited Consolidated Financial Statements, Unaudited Consolidated Interim Financial Statements and accompanying notes thereto appearing elsewhere in this Prospectus.

                                 ----------------------------------------------------------------------------------------------
                                                                                                                PRO FORMA(a)
                                                                                                           ----------------------
                                                                 THIRTY-NINE    THIRTY-TWO   SEVEN WEEKS              THIRTY-NINE
                                                                 WEEKS ENDED   WEEKS ENDED         ENDED              WEEKS ENDED
                                 FISCAL YEAR ENDED SEPTEMBER         JUNE 28         MAY 9       JUNE 27     FISCAL       JUNE 27
                                    1994       1995       1996          1996          1997          1997       1996          1997
                                --------   --------   --------   -----------   -----------   -----------   --------   -----------
                                                                 (unaudited)   (unaudited)   (unaudited)        (unaudited)
Dollars in thousands
STATEMENT OF OPERATING DATA
Product sales                   $134,025   $144,966   $142,651      $107,926       $85,510       $19,704   $142,651      $105,214
Finance income earned             11,201     11,524     12,792         9,384         8,637         2,009     12,792        10,646
                                --------   --------   --------      --------       -------       -------   --------      --------
Total revenue                    145,226    156,490    155,443       117,310        94,147        21,713    155,443       115,860
Cost of goods sold                58,640     59,906     56,387        42,229        32,949         7,672     56,387        40,621
                                --------   --------   --------      --------       -------       -------   --------      --------
Gross profit                      86,586     96,584     99,056        75,081        61,198        14,041     99,056        75,239
Selling, general and
  administrative                  75,326     80,988     80,901        59,409        48,749        10,867     80,901        59,616
Amortization of goodwill           1,187      1,164      1,164           873           713           188      1,294           998
Interest expense                   6,783      8,017      9,130         6,842         5,713         2,153     15,547        11,735
Other expense                        559        767(b)    7,089(b)       5,177         426           101      7,089(b)         527
                                --------   --------   --------      --------       -------       -------   --------      --------
Income before provision
  (benefit) for income taxes       2,731      5,648        772         2,780         5,597           732     (5,775)        2,363
Provision (benefit) for income
  taxes                            1,781      2,738      1,262         1,968         2,727             0     (1,305)        1,173
                                --------   --------   --------      --------       -------       -------   --------      --------
Net income (loss)                   $950     $2,910      $(490)         $812        $2,870          $732    $(4,470)       $1,190
                                ========   ========   ========      ========       =======       =======   ========      ========

                                                                                            AS OF
                                   AS OF FISCAL YEAR ENDED SEPTEMBER                       JUNE 27
                                   1994          1995          1996                         1997
                                  -------       -------       -------                     ---------
                                                                                          (unaudited)
BALANCE SHEET DATA
Working capital                   $44,826       $48,065       $52,902                      $57,408
Total assets                      136,525       143,841       150,784                      167,803
Long-term debt (including
 current portion)(c)               76,897        82,102        93,541                      121,051
Stockholders' equity              $43,606       $44,278       $40,669                      $26,605

                                                                                                              PRO FORMA (a)
                                                                                                         ----------------------
                                                                                        THIRTY-NINE                   THIRTY-NINE
                                                                                        WEEKS ENDED                   WEEKS ENDED
                                                   FISCAL YEAR ENDED SEPTEMBER              JUNE 28       FISCAL          JUNE 27
                                                1994          1995          1996           1996             1996             1997
                                               -------       -------       -------      -----------      -------      -----------
                                                                                        (unaudited)            (unaudited)
OTHER FINANCIAL DATA
EBITDA(d)                                      $13,031       $17,424       $20,062        $17,125        $20,062        $16,716
EBITDA margin(d)                                   9.0%         11.1%         12.9%          14.6%          12.9%          14.4%
Net cash provided by (used in) operating
 activities(e)                                 $ 5,144       $  (132)      $(2,271)       $(4,790)
Net cash (used in) investing activities(e)      (1,792)       (2,534)       (1,958)        (1,093)
Net cash provided by (used in) financing
 activities(e)                                  (3,600)        2,961         4,115          4,441
Depreciation and amortization                    3,517         3,598         3,661          2,702          3,791          2,618
Capital expenditures                             1,792         2,534         1,958          1,093          1,958            649
Ratio of EBITDA to interest expense                                                                          1.3x           1.4x
Ratio of Earnings to Fixed Charges                 1.4x          1.6x          1.1x           1.4x             0(f)         1.2x

------------

(a) Amounts represent the pro forma unaudited statement of condensed consolidated operations data, and unaudited other financial data of the Company after giving effect to the Transactions in the manner described under "Pro Forma Unaudited Condensed Consolidated Financial Statements."

(b) Fiscal 1996 includes debt financing expenses of $624 and payments to management of $4,177 under a management incentive plan related to the issuance of the Existing Senior Notes and a charge for unused office and warehouse space of $1,698. The thirty-nine week period ended June 28, 1996 includes debt refinancing expenses of $624 and payments to management of $4,177 under a management incentive plan related to the issuance of the Existing Senior Notes. Fiscal 1995 includes a write-off of capitalized software costs of $162. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(c) Long-term debt (including current portion) includes obligations under capital leases.

(d) EBITDA is defined as net income before interest, income taxes, depreciation and amortization and certain nonrecurring expenses discussed in Note (b) above. EBITDA is presented because Management believes it is a widely accepted financial indicator of the Company's ability to incur and service debt, as several financial covenants within the Credit Agreement are based upon EBITDA. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as measure of a company's profitability or liquidity. In addition, this measure of EBITDA may not be comparable to similar measures reported by other companies.

    EBITDA margin is calculated as the ratio of EBITDA to total revenues for the period.

(e) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of the components of net cash provided by/used in operating, investing and financing activities.

(f) As a result of debt financing expense of $624, payments to management of $4,177 under a management incentive plan related to the issuance of the Existing Senior Notes and a charge for unused office and warehouse space of $1,698, earnings would have been insufficient to cover fixed charges by $5.5 million on a pro forma basis for fiscal 1996.

                            ---------------------------

                                  RISK FACTORS

Holders of the Old Notes should consider carefully the following factors as well as the other information and data included in this Prospectus prior to tendering their Old Notes in the Exchange Offer, although the risk factors set forth below (other than "-- Consequences of Failure to Exchange Old Notes" and "--Exchange Offer Procedures") are generally applicable to the Old Notes as well as the New Notes.

POSSIBLE INABILITY TO SERVICE DEBT

The Company incurred significant debt in connection with the Transactions. As of June 27, 1997, the Company had outstanding $123.0 million principal amount of indebtedness. In addition, the Company had an additional $27.3 million of availability under the Credit Agreement. On a pro forma basis for fiscal 1996 earnings would have been insufficient to cover fixed charges by $5.5 million. On a pro forma basis for the thirty-nine week period ended June 27, 1997 the ratio of earnings to fixed charges would have been 1.2x. The Company's leveraged financial position poses certain risks to holders of the Notes, including: (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on the Notes and the payment of principal and interest on indebtedness under the Credit Agreement and other indebtedness; (ii) the Company's leveraged position may impair its ability to obtain financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes; and (iii) the Company's leveraged financial position may make it more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. There can be no assurance that the future cash flow of the Company will be sufficient to meet the Company's obligations and commitments. In addition, the Credit Agreement contemplates that all borrowings thereunder will become due by 2002, prior to maturity of the Notes. If the Company is unable to generate sufficient cash flow from operations in the future to service its indebtedness and to meet its other commitments, the Company will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on a timely basis or on satisfactory terms or that these actions would enable the Company to continue to satisfy its capital requirements. In addition, the terms of existing or future debt agreements, including the Indenture and the Credit Agreement, may prohibit the Company from adopting any of these alternatives. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," "Description of Certain Indebtedness" and "Description of Notes."

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

The Old Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto, and in each case in compliance with certain other conditions and restrictions. Old Notes which remain outstanding after consummation of the Exchange Offer will continue to bear a legend reflecting such restrictions on transfer. In addition, upon consummation of the Exchange Offer, holders of Old Notes which remain outstanding will not be entitled to any rights to have such Old Notes registered under the Securities Act or to any similar rights under the Registration Rights Agreement (subject to certain limited exceptions as described herein). See "Description of Notes -- Registration Rights Agreement." The Company does not intend to register under the Securities Act any Old Notes which remain outstanding after consummation of the Exchange Offer (subject to such limited exceptions, if applicable). To the extent that Old Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Old Notes could be adversely affected. See "The Exchange Offer -- Consequences of Failure to Exchange Old Notes."

CPH has no intention or (except upon the occurrence of certain events relating to the initial public offering of its common stock) obligation to register the Warrants or the shares of Common Stock issuable upon their exercise under the Securities Act.

ADVERSE CONSEQUENCES OF FAILURE TO ADHERE TO EXCHANGE OFFER PROCEDURES

Unless tenders are made by book-entry transfer, issuance of the New Notes in exchange for Old Notes pursuant to the Exchange Offer will be made only after a timely receipt by the Exchange Agent of such Old Notes, a properly completed and duly executed Letter of Transmittal and all other required documents. Therefore, holders of the Old Notes desiring to tender such Old Notes in exchange for New Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange.

LACK OF PUBLIC MARKET

The New Notes are being offered to the holders of the Old Notes. The Old Notes were sold by CPC on May 9, 1997 and are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market. There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes, or the ability of holders of the New Notes to sell their New Notes or the price at which such holders may be able to sell their New Notes. If such a market were to develop, the New Notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. Therefore, there can be no assurance as to the liquidity of any trading market for the New Notes or that an active public market for the New Notes will develop. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market.

Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of such securities. There can be no assurance that the market for the New Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on holders of the New Notes.

DEPENDENCE ON SALES PERSONNEL

As of June 27, 1997, the Company employed approximately 650 employees in its direct sales force. Management believes that the Company's continued success will depend to a large degree on its ability to identify, attract and retain qualified sales personnel. The direct sales industry is characterized by high levels of employee attrition. In recent periods the Company has found it increasingly difficult to attract and retain qualified sales representatives in a low unemployment environment. Continued difficulties with identifying, attracting and retaining sales personnel could have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CREDIT RISK ASSOCIATED WITH FINANCED SALES

Virtually all of the Company's food and non-food sales in fiscal 1996 were financed by the Company. The Company's provision for doubtful accounts as a percent of total revenues was 3.5%, 2.9%, 3.4% and 3.3% for fiscal 1994, 1995 and 1996, and the thirty-nine week period ended June 27, 1997. A significant increase in the rate of bad debt experience among its customers would have a material adverse effect on the Company's results of operations and financial condition. In addition, rising consumer debt levels have resulted in an increase in customer orders rejected by the Company, particularly with respect to new customers. A prolonged continuation of such trend could have a materially adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STATE AND FEDERAL REGULATION

The Company is subject to extensive regulation by various federal and state regulatory agencies with respect to the preparation and sale of its food products and durable goods and the provision of financing to its customers. The Company's Farmingdale, New York facility is subject to the approval of the United States Department of Agriculture ("USDA"), which permits the Company to ship its meat products nationwide without further inspection. Without such approval, the Company's sale and delivery of meat products would be subject to state and local inspection, thereby substantially reducing operating flexibility and increasing costs. The Company's extension of credit to its customers is subject to the Federal Truth-in-Lending Act and similar state laws, usury laws and licensing and regulations under retail installment sales acts and similar statutes enacted by states in which the Company does business. In addition, there are federal and several state restrictions on telemarketing activities, and the Company's direct marketing practices are subject to various federal and state regulations including the home sales solicitation laws. If any federal or state regulatory agency were to limit or prohibit the Company from engaging in such activities, this could have a material adverse effect on the Company's results of operations. See "Business -- Governmental Regulation, Claims or Assessments." No assurance can be given that additional restrictions will not be adopted that may adversely affect the Company's business.

RISK ASSOCIATED WITH SUBORDINATION OF UNSECURED NOTES TO SECURED INDEBTEDNESS

The borrowings under the Credit Agreement are secured by first priority perfected security interests in all the assets of CPC. CPH also issued a guarantee under the Credit Agreement, which guarantee is secured by a pledge by CPH of all issued and outstanding capital stock of the Company. Each of CPC's subsidiaries also issued a guarantee under the Credit Agreement which is secured by first priority perfected security interests in all the assets of such subsidiary, and the Company is required to pledge the issued and outstanding capital stock of each such subsidiary owned by the Company to secure indebtedness under the Credit Agreement. As of June 27, 1997, the Company had $123.0 million principal amount of indebtedness outstanding, $22.7 million of which was secured indebtedness under the Credit Agreement and $0.3 million of which was capital leases. CPC also had an additional $27.3 million of availability under the Credit Agreement. The Notes are not secured and will, therefore, effectively rank behind any secured indebtedness of the Company permitted under the Indenture (including indebtedness under the Credit Agreement) to the extent of the value of the assets securing such indebtedness. Subject to certain limitations, the Indenture permits the Company to incur additional indebtedness. See "Description of Certain Indebtedness" and "Description of Notes."

RESTRICTIONS IMPOSED BY THE CREDIT AGREEMENT AND THE INDENTURE; PLEDGE OF CPC STOCK

The Credit Agreement, among other obligations, requires the Company to maintain specified financial ratios and meet certain tests, including a minimum interest coverage ratio, a minimum fixed charge coverage ratio, a maximum leverage ratio, a minimum net worth requirement and a limitation on capital expenditures. In addition, the Credit Agreement restricts, among other things, the Company's ability to incur additional indebtedness. A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default thereunder which could result in an acceleration of the maturity of such indebtedness and the foreclosure of the collateral provided as security for such indebtedness. Such an acceleration would constitute an event of default under the Indenture relating to the Notes. In addition, the Indenture restricts, among other things, the Company's ability to incur additional indebtedness. A failure to comply with the restrictions in the Indenture could result in an event of default under the Indenture. In addition, CPH will issue a guarantee under the Credit Agreement which guarantee is secured by a pledge by CPH of all issued and outstanding capital stock of the Company. In the event the lenders under the Credit Agreement were to realize upon such pledge, as stockholders of the Company such lenders may take actions which further their own interests to the detriment of holders of the Notes. See "Description of Certain Indebtedness" and "Description of Notes."

DEPENDENCE ON KEY PERSONNEL

The Company is dependent on the continued services of its senior management. The loss of such key personnel could have a material adverse effect on the Company. The Company does not maintain key-person insurance for any of its officers or directors. See "Management."

RELIANCE ON A SINGLE FOOD PROCESSING FACILITY

The Company processes 50% of its food products at a single facility, located in Farmingdale, New York. In addition, many of the other food items sold by the Company are shipped from or through such facility. A disruption at this facility could result in increased processing and shipping costs and less stringent quality controls. Any major disruption in the Company's Farmingdale facility could have a material adverse effect on the Company's results of operations and financial condition.

ABSENCE OF LONG-TERM CONTRACTS WITH SUPPLIERS

The Company's arrangements with both food and non-food suppliers are primarily by purchase order and terminable at will at the option of either party. As a result, the Company may be unable to purchase sufficient quantities of food and non-food goods to meet its requirements during times of limited supply. In addition, the Company does not generally hedge commodity prices and as a result is subject to price fluctuations. There can be no assurance that the Company will continue to be successful in maintaining its supplier relationships, that any of the supplier relationships will not be terminated in the future or that future increases in prices will not have a material adverse effect on the Company's results of operations. See "Business -- Products and Services" and "Business -- Suppliers."

RISK ASSOCIATED WITH CONFLICT OF INTEREST OF CONTROLLING SHAREHOLDER

Thayer owns approximately 86% (79.2% if all of the Warrants, including the warrants owned by Thayer, are exercised) of the outstanding Common Stock and 100% of the preferred stock of CPH. As CPH owns 100% of the capital stock of CPC, Thayer effectively controls the Company. Circumstances may occur in which the interests of Thayer could be in conflict with the interests of the holders of the Notes. In addition, Thayer may have an interest in pursuing acquisitions, divestitures or other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to the holders of the Notes. See "Principal Stockholders."

CONSEQUENCES OF CHANGE OF CONTROL

In the event of a Change of Control, CPC will be required to make an offer to repurchase the Notes at 101% of the principal amount thereof, in cash, plus accrued and unpaid interest, if any, thereon to the repurchase date. A Change of Control will result in an event of default under the Credit Agreement and may result in a default under other indebtedness of the Company that may be incurred in the future. The Credit Agreement will prohibit the purchase of outstanding Notes prior to repayment of the borrowings under the Credit Agreement and any exercise by the holders of the Notes of their right to require CPC to repurchase the Notes will cause an event of default under the Credit Agreement. There can be no assurance that CPC will have the financial resources necessary to repurchase the Notes upon a Change of Control. See "Description of Notes."

RISK ASSOCIATED WITH APPLICABLE FRAUDULENT CONVEYANCE OR BANKRUPTCY LAW

A portion of the net proceeds of the Offering was paid as a dividend to Holdings in connection with the Transactions. CPC's obligations under the Notes are guaranteed, jointly and severally by each of the Subsidiary Guarantors. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be applied by a court on behalf of any unpaid creditor or a representative of CPC's or a Subsidiary Guarantor's creditors in a lawsuit to subordinate or avoid the Notes or the Subsidiary Guarantee in favor of other existing or future creditors of CPC or a Subsidiary Guarantor. Under applicable provisions of the U.S. Bankruptcy Code or comparable provisions of state fraudulent transfer or conveyance laws, if CPC or a Subsidiary Guarantor, as the case may be, at the time of issuance of the Notes or the Subsidiary Guarantee, (i) incurred such indebtedness with intent to hinder, delay or defraud any present or future creditor of CPC or the Subsidiary Guarantor, as the case may be, or contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others or (ii) received less than reasonably equivalent value or fair consideration for issuing the Notes or the Subsidiary Guarantee, as the case may be, and CPC or the Subsidiary Guarantor (a) was insolvent, (b) was rendered insolvent by reason of the issuance of the Notes or a Subsidiary Guarantee, (c) was engaged or about to engage in business or a transaction for which the remaining assets of CPC or such Subsidiary Guarantor constitute unreasonably small capital to carry on its business or (d) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, then, in each case, a court of competent jurisdiction could void, in whole or in part, the Notes or the Subsidiary Guarantee, as the case may be. Among other things, a legal challenge of the Notes or the Subsidiary Guarantee on fraudulent conveyance grounds may focus on the benefits, if any, realized by CPC or the Subsidiary Guarantor as a result of the issuance by CPC of the Notes.

To the extent that any Subsidiary Guarantee were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of CPC and any Subsidiary Guarantor whose Subsidiary Guarantee was not voided or held unenforceable. In such event, the claims of the holders of the Notes against the issuer of any invalid Subsidiary Guarantee would be subject to the prior payment of all liabilities of such Subsidiary Guarantor. The measure of insolvency for purposes of the foregoing will vary depending upon the law applied in such case. Generally, however, CPC or a Subsidiary Guarantor would be considered insolvent if the sum of its debts, including contingent liabilities, were greater than all of its assets at fair valuation or if the present fair market value of its assets were less than the amount that would be required to pay the probable liability on its existing debts, including contingent liabilities, as they become absolute and mature. There can be no assurance that, after providing for all prior claims, there will be sufficient assets to satisfy the claims of the holders of the Notes relating to any voided Subsidiary Guarantee.

RISK ASSOCIATED WITH COMPLIANCE WITH ENVIRONMENTAL AND OCCUPATIONAL HEALTH AND SAFETY REGULATIONS

The Company is subject to federal, state and local environmental and occupational health and safety laws and regulations. Such laws and regulations, among other things, impose limitations on the discharge of pollutants and establish standards for management of waste. As is the case with manufacturers in general, if a release or threat of release of hazardous materials occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any properties owned or operated by the Company, the Company may be held liable for remediation costs and damages to natural resources. There can be no assurance that the amount of any such liability would not be material.

                                THE TRANSACTIONS

THE MERGER

Pursuant to the Merger Agreement dated as of March 25, 1997, between Thayer and Holdings, CPAC, a transitory acquisition subsidiary established by Thayer prior to the consummation of the Merger, merged with and into Holdings, following which Holdings was the surviving corporation. The date of the Merger was May 9, 1997. In connection with the establishment of CPAC, immediately prior to the consummation of the Merger, an Equity Contribution in the amount of $25.0 million was made to the capital of CPAC as follows: (i) Thayer contributed cash in the amount of $22.9 million in exchange for 128,800 shares of common stock, $0.01 par value per share of CPAC, 10,000 shares of 15% payable-in-kind redeemable preferred stock, $0.01 par value per share, of CPAC which will be mandatorily redeemable on May 9, 2007 and warrants to purchase 26,471 shares of CPH Common Stock at an exercise price of $0.01 per share and (ii) the Management Investors exchanged certain of their existing shares of common stock of Holdings (valued for such purpose at the amount that would otherwise be payable for such shares in connection with the Merger) and contributed cash in the aggregate amount of $2.1 million in exchange for an aggregate of 21,200 shares of common stock of CPAC. Upon the consummation of the Merger, (i) the shareholders of Holdings, other than CPAC, received in the aggregate approximately $33.1 million in cash upon the surrender of their shares of Holdings, (ii) each share of outstanding common stock and preferred stock of CPAC was converted into a share of common or preferred stock, as the case may be, of Holdings, and (iii) Holdings was renamed CPH.

Simultaneously with the Merger, CPC consummated the Offering and entered into the Credit Agreement. The Equity Contribution, the borrowings under the Credit Agreement and the net cash proceeds of the Offering, approximately $147.0 million in the aggregate, were used to repay the Existing Debt, to pay the amounts payable, in cash, in connection with the Merger to the shareholders of Holdings and to pay certain expenses and fees in connection with the Merger.

THE CREDIT AGREEMENT

The Credit Agreement provides for a senior secured revolver of $50.0 million (the "Working Capital Revolver"), a portion of which will be available for letters of credit. In connection with the Transactions, CPC borrowed approximately $24.0 million under the Working Capital Revolver. The $26.0 million of undrawn availability under the Working Capital Revolver following consummation of the Transactions will be available (subject to borrowing base limitations) for working capital, permitted acquisitions and general corporate purposes. CPH and each subsidiary of CPC guaranteed the obligations of CPC under the Credit Agreement. The obligations under the Credit Agreement are secured by first priority perfected security interests on all of the assets of CPC and its subsidiaries and a stock pledge of 100% of the issued and outstanding capital stock of CPC and its subsidiaries.

                                USE OF PROCEEDS

The Company will not receive any proceeds from the Exchange Offer. On May 9, 1997, CPC issued $100,000,000 in principal amount of the Old Notes (the "Offering"). The Old Notes were sold by CPC to the Initial Purchasers and were in turn sold by the Initial Purchasers pursuant to Rule 144A and Regulation S under the Securities Act and exemptions from applicable state securities laws. The Offering was not subject to the registration requirements of the Securities Act and applicable state securities laws. The net proceeds from the transactions involving the sale of the Old Notes, the Equity Contribution and the borrowings under the Credit Agreement, were collectively used to finance the Merger, to refinance Existing Debt and to pay related transaction fees and expenses.

                                 CAPITALIZATION

The following table sets forth as of June 27, 1997 the capitalization of the Company which gives effect to the Transactions which took place on May 9, 1997. As a result of the Transactions, a new basis of accounting under the "push down" method was adopted effective May 9, 1997. Under this method, the assets and liabilities of the Company were revalued to reflect Holdings' new cost basis in the Company, which is based on the fair values of such assets and liabilities on May 9, 1997. This new basis of accounting is reflected in the Company's unaudited consolidated interim balance sheet as of June 27, 1997, from which the data herein are derived. The information in this table should be read in conjunction with "Pro Forma Unaudited Condensed Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Unaudited Consolidated Interim Financial Statements and accompanying notes thereto appearing elsewhere in this Prospectus.

                                    Dollars in thousands                                       ----------
                                                                                               AS OF JUNE
                                                                                                 27 1997
                                                                                               -----------
                                                                                               (UNAUDITED)
SHORT-TERM DEBT:
  Current portion of capital leases                                                             $     231
                                                                                                 --------
Total short-term debt obligations                                                                     231
                                                                                                 --------
LONG-TERM DEBT OBLIGATIONS, EXCLUDING CURRENT PORTION:
  Working Capital Revolver                                                                         22,700
  12.50% Senior Notes due 2004                                                                     98,012(1)
  Capital leases                                                                                      108
                                                                                                 --------
Total long-term debt obligations                                                                  120,820
                                                                                                 --------
Total debt obligations                                                                            121,051
                                                                                                 --------
STOCKHOLDER'S EQUITY:
  Contributed capital                                                                              25,873
  Retained earnings                                                                                   732
                                                                                                 --------
Total stockholder's equity                                                                         26,605
                                                                                                 --------
Total capitalization                                                                            $ 147,656
                                                                                                 ========

---------------
(1) Represents $100 million principal amount of Notes, less original issue discount and the value of the Warrants.

                     SELECTED FINANCIAL AND OPERATING DATA

HISTORICAL DATA

The following selected financial information is qualified by reference to, and should be read in conjunction with, the Company's audited Consolidated Financial Statements and Unaudited Consolidated Interim Financial Statements and the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus. The selected Statement of Operating Data for fiscal 1994, 1995 and 1996 and the selected Balance Sheet Data as of September 29, 1995 and September 27, 1996 are derived from and should be read in conjunction with the Company's audited financial statements which are included elsewhere herein. The Selected Statement of Operating Data and Balance Sheet Data for the periods ended June 28, 1996 (thirty-nine weeks) and June 27, 1997 (thirty-two and seven weeks, respectively) have been derived from, and should be read in conjunction with the Company's unaudited consolidated interim financial statements included elsewhere herein and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of the Company for such periods. Results for interim periods are not necessarily indicative of results that may be achieved for the full fiscal year. The Selected Balance Sheet Data as of September 25, 1992, September 24, 1993 and September 30, 1994 and the selected Statement of Operating Data for the fiscal years ended September 25, 1992 and September 24, 1993 are derived from audited financial statements of the Company not included herein.

NEW BASIS OF ACCOUNTING

As a result of the Transactions, a new basis of accounting under the "push down" method was adopted effective May 9, 1997. Under this method, the assets and liabilities of the Company were revalued to reflect Holdings' new cost basis in the Company, which is based on the fair values of such assets and liabilities on May 9, 1997. Financial data for the period subsequent to May 9, 1997, including the unaudited consolidated interim balance sheet data as of June 27, 1997, and the results of operations for the seven weeks ended June 27, 1997 reflect the adoption of this new basis of accounting and, accordingly, data for the 1996 interim period and for all annual fiscal periods presented herein may not be comparable with the data presented which includes the period subsequent to May 9, 1997. See "Pro Forma Unaudited Condensed Consolidated Statements of Operations."

                 ---------------------------------------------------------------------------------------------------
                                                                                                        SEVEN        PRO-FORMA
                                                                        THIRTY-NINE    THIRTY-TWO      MONTHS       THIRTY-NINE
                                                                        WEEKS ENDED   WEEKS ENDED       ENDED      WEEKS ENDED(F)
   Dollars in                FISCAL YEAR ENDED SEPTEMBER                  JUNE 28        MAY 9         JUNE 27        JUNE 27
   thousands       1992       1993       1994       1995       1996        1996           1997          1997            1997
                 --------   --------   --------   --------   --------   -----------   ------------   -----------   --------------
                                                                        (unaudited)   (unaudited)    (unaudited)    (unaudited)
STATEMENT OF
 OPERATING DATA
Product sales    $122,330   $126,171   $134,025   $144,966   $142,651      $107,926        $85,510       $19,704         $105,214
Finance income
  earned            9,912     10,725     11,201     11,524     12,792         9,384          8,637         2,009           10,646
                  -------    -------    -------    -------    -------       -------         ------        ------          -------
Total revenue     132,242    136,896    145,226    156,490    155,443       117,310         94,147        21,713          115,860
Cost of goods
  sold             56,726     59,371     58,640     59,906     56,387        42,229         32,949         7,672           40,621
                  -------    -------    -------    -------    -------       -------         ------        ------          -------
Gross profit       75,516     77,525     86,586     96,584     99,056        75,081         61,198        14,041           75,239
Selling, general
  and
  administrative   62,260     69,450     75,326     80,988     80,901        59,409         48,749        10,867           59,616
Amortization of
  goodwill          1,164      1,164      1,187      1,164      1,164           873            713           188              998
Interest expense   11,706      9,745      6,783      8,017      9,130         6,842          5,713         2,153           11,735
Other expense         400      6,357(a)      559       767(a)    7,089(a)       5,177          426           101              527
                  -------    -------    -------    -------    -------       -------         ------        ------          -------
Income (loss)
  before
  provision
  (benefit) for
  income taxes        (14)    (9,191)     2,731      5,648        772         2,780          5,597           732            2,363
Provision
  (benefit) for
  income taxes        300     (2,929)     1,781      2,738      1,262         1,968          2,727             0            1,173
                  -------    -------    -------    -------    -------       -------         ------        ------          -------
Net income
  (loss)         $   (314)  $ (6,262)  $    950   $  2,910   $   (490)      $   812        $ 2,870        $  732         $  1,190
                  =======    =======    =======    =======    =======       =======         ======        ======          =======

                                                                           AS OF                                       AS OF
                          AS OF FISCAL YEAR ENDED SEPTEMBER               JUNE 28                                     JUNE 27
                   1992       1993       1994       1995       1996        1996                                         1997
                 --------   --------   --------   --------   --------   -----------                                --------------
BALANCE SHEET
 DATA
Working capital  $ 41,470   $ 45,674   $ 44,826   $ 48,065   $ 52,902      $ 54,291                                      $ 57,408
Total assets      137,685    141,303    136,525    143,841    150,784       149,194                                       167,803
Long-term debt
  (including
    current
    portion)(b)   101,088     78,097     76,897     82,102     93,541        93,757                                       121,051
Stockholder's
  equity         $ 22,224   $ 45,115   $ 43,606   $ 44,278   $ 40,669      $ 41,959                                      $ 26,605

                                                                                                      PRO FORMA
                                                                                                     THIRTY-NINE
                                                                                    THIRTY-NINE         WEEKS
                                                                                    WEEKS ENDED         ENDED
                                                                                        JUNE             JUNE
                                                                                    ------------     ------------
   Dollars in thousands       1992      1993       1994       1995       1996           1996             1997
                            --------   -------   --------   --------   --------     ------------     ------------
                                                                                             (unaudited)
OTHER FINANCIAL DATA
EBITDA (c)                  $ 14,757   $ 9,932   $ 13,031   $ 17,424   $ 20,062       $ 17,125         $ 16,716
EBITDA margin (c)              11.2%      7.3%       9.0%      11.1%      12.9%          14.6%            14.4%
Net cash provided by (used
  in) operating activities
  (g)                       $ (4,559)  $  (891)  $  5,144   $   (132)  $ (2,271)      $ (4,790)
Net cash used in investing
  activities (g)              (3,164)   (1,003)    (1,792)    (2,534)    (1,958)        (1,093)
Net cash provided by (used
  in) financing activities
  (g)                          7,812     3,509     (3,600)     2,961      4,115          4,441
Depreciation and
  amortization                 3,062     3,405      3,517      3,598      3,661          2,702            2,618
Capital expenditures           3,164     1,003      1,792      2,534      1,958          1,093              649
Ratio of earnings to fixed
  charges (d)                   1.0x       0(e)      1.4x       1.6x       1.1x           1.4x             1.2x

---------------
(a) Fiscal 1996 includes debt financing expenses of $624 and payments to management of $4,177 under a management incentive plan related to the issuance of the Existing Senior Notes and also includes a charge for unused office and warehouse space of $1,698. The thirty-nine week period ended June 28, 1996 includes debt refinancing expenses of $624 and payments to management of $4,177 under a management incentive plan related to the issuance of the Existing Senior Notes. Fiscal 1995 includes a write-off of capitalized software costs of $162. Fiscal 1993 also includes a charge for unused office and warehouse space and severance of $5,973.

(b) Long-term debt (including current portion) includes obligations under capital leases.

(c) EBITDA is defined as net income before interest, income taxes, depreciation and amortization and certain nonrecurring expenses (as discussed in Note
     (a) above). EBITDA is presented because Management believes it is a widely accepted financial indicator of the Company's ability to incur and service debt, as several financial covenants within the Credit Agreement are based upon EBITDA. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as measure of a company's profitability or liquidity. In addition, this measure of EBITDA may not be comparable to similar measures reported by other companies.

     EBITDA margin is calculated as the ratio of EBITDA to total revenues for the period.

(d) For purposes of the ratio of earnings to fixed charges, (i) earnings are calculated as the Company's earnings, before income taxes and fixed charges and (ii) fixed charges include interest on all indebtedness, amortization of deferred financing costs and one-third of operating lease expense.

(e) As a result of the charge for unused office and warehouse space and severance of $5,973 discussed in Note (a) above and losses generated from the opening of new offices, earnings were insufficient to cover fixed charges by approximately $9.2 million for fiscal 1993.

(f) Amounts represent the pro forma unaudited statement of condensed consolidated operations data and unaudited other financial data of the Company after giving effect to the Transactions in the manner described under "Pro Forma Unaudited Condensed Consolidated Financial Statements."

(g) See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for a discussion of the components of net cash provided by/used in operating, investing and financing activities.

      PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

PRO FORMA ADJUSTMENTS AND RESULTS OF OPERATIONS

NEW BASIS OF ACCOUNTING

As a result of the Transactions, a new basis of accounting under the "push down" method was adopted effective May 9, 1997. Under this method, the assets and liabilities of the Company were revalued to reflect the Holdings' new cost basis in the Company, which is based on the fair values of such assets and liabilities on May 9, 1997. Financial data for the period subsequent to May 9, 1997 reflect the adoption of this new basis of accounting.

PRESENTATION OF DATA FOR COMBINED PERIODS

The combined results of operations for the thirty-nine weeks ended June 27, 1997 are presented for comparative purposes only, and not as combined or consolidated results of operations in accordance with Generally Accepted Accounting Principles ("GAAP") nor as a replacement for the separate period results of operations presented in the Company's unaudited consolidated interim financial statements presented elsewhere in this registration statement. Reference is made to Note 1 to the Unaudited Consolidated Interim Financial Statements.

The accompanying pro forma unaudited condensed consolidated statements of operations of the Company assume that the Transactions occurred at the beginning of each period presented (see "Presentation of Data for Combined Periods" above with respect to the Thirty-Nine Weeks Ended June 27, 1997). The Merger has been reflected using the purchase method of accounting for business combinations.

This unaudited pro forma information is not intended to reflect, and should not be used as a measure of, what results of operations and financial position might have been had the Transactions taken place at an earlier date nor is the unaudited pro forma information intended to reflect results of operations or financial position that may be attained in the future. Among other factors, the pro forma information does not include adjustments for new compensation arrangements following the Transactions, as the Company does not expect the amount of salary resulting from the new compensation arrangements to be materially different than historical amounts.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

       PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 27, 1996

                                                               ----------------------------------------------
                                                                                   PRO FORMA        PRO FORMA
                                                               SEPTEMBER 27        ADJUSTING     SEPTEMBER 27
                    Dollars in thousands                               1996          ENTRIES             1996
                                                               ------------       ----------     ------------
Product sales                                                    $142,651                          $142,651
Finance income earned                                              12,792                            12,792
                                                                 --------           --------       --------
Total revenue                                                     155,443                           155,443
Cost of goods sold                                                 56,387                            56,387
                                                                 --------           --------       --------
Gross profit                                                       99,056                            99,056
                                                                 --------           --------       --------
Other cost and expenses:
Selling, general and administrative                                80,901                            80,901
Amortization of goodwill                                            1,164                130(a)       1,294
Interest expense                                                    9,130              6,417(b)      15,547
Other expense                                                       7,089                             7,089
                                                                 --------           --------       --------
  Total cost and expenses                                          98,284              6,547        104,831
                                                                 --------           --------       --------
Income (loss) before provision (benefit) for income taxes             772             (6,547)        (5,775)
Provision (benefit) for income taxes                                1,262             (2,567)(c)     (1,305)
                                                                 --------           --------       --------
Net loss                                                         $   (490)        $   (3,980)      $ (4,470)
                                                                 ========           ========       ========
Ratio of EBITDA to interest expense                                  2.2x                              1.3x
Ratio of earnings to fixed charges                                   1.1x                                 0(d)

       PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                 FOR THE THIRTY-NINE WEEKS ENDED JUNE 27, 1997

                                                                --------------------------------------------
                                                                   COMBINED
                                                                    PERIODS                        PRO FORMA
                                                                THIRTY-NINE                      THIRTY-NINE
                                                                      WEEKS                            WEEKS
                                                                      ENDED        PRO FORMA           ENDED
                                                                    JUNE 27        ADJUSTING         JUNE 27
                     Dollars in thousands                           1997(G)          ENTRIES            1997
                                                                -----------       ----------     -----------
Product sales.................................................  $   105,214                      $   105,214
Finance income earned.........................................       10,646                           10,646
                                                                 ----------        ---------     -----------
Total revenue.................................................      115,860                0         115,860
Cost of goods sold............................................       40,621                           40,621
                                                                 ----------        ---------     -----------
Gross profit..................................................       75,239                0          75,239
                                                                 ----------        ---------     -----------
Other cost and expenses:
Selling, general and administrative...........................       59,616                           59,616
Amortization of goodwill......................................          901               97(e)          998
Interest expense..............................................        7,866            3,869(f)       11,735
Other expense.................................................          527                              527
                                                                 ----------        ---------     -----------
  Total cost and expenses.....................................       68,910            3,966          72,876
                                                                 ----------        ---------     -----------
Income before provision for income taxes......................        6,329           (3,966)          2,363
Provision for income taxes....................................        2,727           (1,554) (c)       1,173
                                                                 ----------        ---------     -----------
Net income....................................................  $     3,602       $   (2,412)    $     1,190
                                                                 ==========        =========     ===========
Ratio of EBITDA to interest expense...........................         2.1x                             1.4x
Ratio of earnings to fixed charges............................         1.7x                             1.2x

---------------
(g) Presented for comparative analysis purposes only, not in accordance with GAAP, nor as a replacement for the separate period results of operations presented in the Company's unaudited consolidated interim financial statements presented elsewhere in this Registration Statement. Reference is made to Note 1 to the unaudited consolidated interim financial statements.

     SEE NOTES TO THE PRO FORMA UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
                                    OPERATIONS.

              NOTES TO PRO FORMA UNAUDITED CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS
Dollars in thousands

(a) The pro forma adjustments to goodwill amortization reflect the following:

    Elimination of historical goodwill amortization                                          $ (1,164)
    Amortization of goodwill related to the Transactions over 30 years                          1,294
                                                                                             --------
                                                                                             $    130
                                                                                             ========

(b) The pro forma adjustments to interest expense reflect the following:

    Elimination of historical interest expense for the Existing Debt repaid in connection
      with the Transactions                                                                  $ (9,130)
    Interest expense on Working Capital Revolver at an interest rate of 7.75%                   1,860
    Interest expense on the Notes ($97,987 principal balance) at an interest rate of 12.95%    12,689
    Amortization of the estimated debt issuance costs related to the Transactions                 998
                                                                                             --------
                                                                                             $  6,417
                                                                                             ========

(c) To reflect the estimated income tax provision on pro forma adjustments at an assumed rate of 40%.

(d) As a result of debt financing expenses of $624, payments to management of $4,177 under a management incentive plan related to the issuance of the Existing Senior Notes and a charge for unused office and warehouse space of $1,698, earnings would have been insufficient to cover fixed charges by $5.5 million on a pro forma basis for fiscal 1996.

(e) The pro forma adjustments to goodwill amortization reflect the following:

    Elimination of historical goodwill amortization                                          $   (873)
    Amortization of goodwill related to the Transactions over 30 years                            970
                                                                                              -------
                                                                                             $     97
                                                                                              =======

(f) The pro forma adjustments to interest expense reflect the following:

    Elimination of historical interest expense for the Existing Debt repaid in connection
      with the Transactions                                                                  $ (7,792)
    Interest expense on Working Capital Revolver at an interest rate of 7.75%                   1,395
    Interest expense on the Notes ($97,987 principal balance) at an interest rate of 12.95%     9,517
    Amortization of the estimated debt issuance costs related to the Transactions                 749
                                                                                             --------
                                                                                             $  3,869
                                                                                             ========

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

The following discussion should be read in conjunction with the "Selected Financial and Operating Data," the audited Consolidated Financial Statements and the Unaudited Consolidated Interim Financial Statements and accompanying notes thereto included elsewhere in this Prospectus.

HISTORICAL OVERVIEW

During the early 1990's, the Company's previous management elected to implement an accelerated plan of new office openings. Ultimately, the Company failed to realize increases in revenues commensurate with the number of new offices opened due in large part to the inability of the Company to adequately recruit, train and manage a rapidly expanding sales force. As a result, the Company installed a new management team starting in late 1993. Under the direction of the new management team, which will continue following the consummation of the Transactions, the Company embarked on a measured revenue growth strategy with a focus on profit improvement. The Company implemented a number of initiatives to enhance its profitability which included: (i) closing unprofitable offices; (ii) adopting a measured strategy for opening new offices; (iii) increasing sales effectiveness by placing telemarketers close to the sales force; (iv) increasing average order sizes through the introduction of more higher value appliances and extending the food service period; (v) improving and expanding the quality and breadth of the product line and (vi) implementing an aggressive cost reduction program. The combination of these initiatives increased the Company's revenues and EBITDA from fiscal 1993 through fiscal 1996 at a compound annual growth rate of 4.3% and 26.4%, respectively.

NEW BASIS OF ACCOUNTING

As a result of the Transactions, a new basis of accounting under the "push down" method was adopted effective May 9, 1997. Under this method, the assets and liabilities of the Company were revalued to reflect Holdings' new cost basis in the Company, which is based on the fair values of such assets and liabilities on May 9, 1997. Financial data for the period subsequent to May 9, 1997, including the unaudited consolidated interim balance sheet data as of June 27, 1997, and the pro forma results of operations for the thirty-nine weeks ended June 27, 1997 reflect the adoption of this new basis of accounting as if the Transactions occurred at the beginning of the period and, accordingly, data for the 1996 interim period and for all annual fiscal periods presented herein may not be comparable with the data presented which includes the period subsequent to May 9, 1997.

PRESENTATION OF DATA FOR COMBINED PERIODS

The pro forma results of operations for the thirty-nine weeks ended June 27, 1997 are presented for comparative purposes only, and not as combined or consolidated results of operations in accordance with Generally Accepted Accounting Principles ("GAAP") nor as a replacement for the separate period results of operations presented in the Company's unaudited consolidated interim financial statements presented elsewhere in this Registration Statement. Reference is made to Note 1 to the unaudited consolidated interim financial statements.

These changes affect the comparability of operating data principally with respect to amortization of intangible assets associated with the "push-down" accounting basis revaluation and interest expense on the Notes. Management believes that the presentation and assessment of results of operations for the thirty-nine weeks ended June 27, 1997 on a pro forma basis provides the most meaningful analysis of the Company's operating results on a comparable basis. See "Pro Forma Unaudited Condensed Consolidated Statements of Operations."

RESULTS OF OPERATIONS

The following table summarizes the Company's historical results of operations as a percentage of total revenue. All fiscal years presented herein are 52 weeks, with the exception of fiscal 1994, which consists of 53 weeks.

                                            ----------------------------------------------------------------
                                                                                    THIRTY-NINE WEEKS ENDED
                                              FISCAL YEAR ENDED SEPTEMBER                    JUNE
                                            --------------------------------       -------------------------
                                              1994         1995         1996         1996               1997
                                            ----------------------------------------------------------------
                                                                                                         PRO
                                                                                                       FORMA
STATEMENT OF OPERATIONS AND OTHER
  FINANCIAL DATA:
Total revenue                                100.0%       100.0%       100.0%       100.0%             100.0%
Gross profit                                  59.6         61.7         63.7         64.0               64.9
Selling, general and administrative
  expenses                                    51.9         51.7         52.0         50.6               51.5
Interest expense                               4.7          5.1          5.9          5.8               10.1
Amortization of goodwill                       0.8          0.7          0.7          0.7                0.9
Other expense                                  0.4          0.5          4.6          4.4                0.5
Provision for income taxes                     1.2          1.7          0.8          1.7                1.0
Net income (loss)                              0.6          2.0         (0.3)         0.7                1.0
Depreciation and amortization                  2.4          2.3          2.3          2.3                2.3
EBITDA                                         9.0         11.1         12.9         14.6               14.4

THIRTY-NINE WEEKS ENDED JUNE 27, 1997 (PRO FORMA) COMPARED TO THIRTY-NINE WEEKS ENDED JUNE 28, 1996.

Total revenue for the thirty-nine weeks ended June 27, 1997 decreased by $1.4 million, or 1.2%, to $115.9 million from $117.3 million for the thirty-nine weeks ended June 28, 1996. Food revenue for the thirty-nine weeks ended June 27, 1997 decreased by $2.7 million or 4.1%, to $64.4 million from $67.1 million for the thirty-nine weeks ended June 28, 1996. The decrease was primarily due to difficulties experienced by the Company locating and hiring qualified sales representatives in a low unemployment environment. The Company continues to refine test programs designed to improve the recruitment and retention of sales representatives. The decrease also resulted from fewer sales to reorder customers due to less reorder sales opportunities. Food revenue was positively affected by price increases commensurate with inflation. Non-food revenue for the thirty-nine weeks ended June 27, 1997 increased by $0.1 million, or 0.2%, to $40.9 million from $40.8 million for the thirty-nine weeks ended June 28, 1996. Non-food revenue was positively affected by price increases commensurate with inflation and the sale of higher value appliances such as large screen televisions and camcorders, offset by the reduction in food orders as non-food sales are only consummated if a food sale is made. Finance income for the thirty-nine weeks ended June 27, 1997 increased by $1.2 million, or 13.4%, to $10.6 million from $9.4 million for the thirty-nine weeks ended June 28, 1996. The increase in finance income earned resulted from larger customer account receivable balances due primarily to the sale of higher value appliances and selective use of extended financing terms.

Gross profit for the thirty-nine weeks ended June 27, 1997 increased by $0.1 million, or 0.2%, to $75.2 million from $75.1 million for the thirty-nine weeks ended June 28, 1996. Gross profit margin increased to 64.9% for the thirty-nine weeks ended June 27, 1997, from 64.0% for the thirty-nine weeks ended June 28, 1996. The increase in gross profit margin was the result of shifting processing for the Company's poultry items to its in-house facility, lower overhead costs and an increase in finance income. Additionally, gross profit margin benefited from a greater mix of non-food product sales toward items which generally have a higher profit margin.

SG&A expenses are principally comprised of selling, telemarketing, delivery and general and administrative expenses. For the thirty-nine weeks ended June 27, 1997, these expenses increased by $0.2 million, or 0.3%, to $59.6 million from $59.4 million for the thirty-nine weeks ended June 28, 1996. As a percentage of total revenues, SG&A expenses increased to 51.5% for the thirty-nine weeks ended June 27, 1997 from 50.6% for the thirty-nine weeks ended June 28, 1996. The increase was primarily due to higher telemarketing costs as a result of an increase in employee hours and higher bad debt related collection costs due to a higher level of customer payment delinquencies, offset by lower selling costs associated with reduced marketing spending.

Interest expense for the thirty-nine weeks ended June 27, 1997 increased to $11.7 million (pro forma) from $6.8 million for the thirty-nine weeks ended June 28, 1996. The increase was primarily attributable to a greater level of borrowing at a higher rate of interest under the Notes and the Credit Agreement, assumed outstanding during the entire 1997 period on a pro forma basis, as compared to the financing in effect during the previous period.

Other expense for the thirty-nine weeks ended June 27, 1997 decreased by $4.7 million, or 89.8%, to $0.5 million from $5.2 million for the thirty-nine weeks ended June 28, 1996. The decrease was primarily due to nonrecurring expense of refinancing-related bonuses and redemption of stock in connection with a management incentive plan of $4.2 million and debt financing expenses of $0.6 million related to the issuance of the previous senior notes recorded in 1996.

Provision for income tax for the thirty-nine weeks ended June 27, 1997 decreased by $0.8 million to $1.2 million (pro forma) from $2.0 million for the thirty-nine weeks ended June 28, 1996. The increase was due to lower pretax income for the thirty-nine weeks ended June 27, 1997 on a pro forma basis.

Net income increased to $1.2 million (pro forma) or 1.0% of total revenues for the thirty-nine weeks ended June 27, 1997 from $0.8 million or 0.7% of total revenues for the thirty-nine weeks ended June 28, 1996 for the reasons discussed above.

Depreciation and amortization decreased to $2.6 million (pro forma) or 2.3% of total revenue for the thirty-nine weeks ended June 27, 1997 from $2.7 million or 2.3% of total revenue for the thirty-nine weeks ended June 28, 1996. The decrease is primarily attributable to a reduction in capital spending offset by additional goodwill.

EBITDA decreased to $16.7 million (pro forma) for the thirty-nine weeks ended June 27, 1997 from $17.1 million for the thirty-nine weeks ended June 28, 1996. EBITDA margin decreased from 14.6% for the thirty-nine weeks ended June 28, 1996 to 14.4% for the thirty-nine weeks ended June 27, 1997 for the reasons stated above.

FISCAL YEAR ENDED SEPTEMBER 27, 1996 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 29, 1995

Total revenue for fiscal 1996 decreased by $1.1 million, or 0.7%, to $155.4 million from $156.5 million for fiscal 1995. Food revenue for fiscal 1996 decreased by $0.6 million, or 0.7%, to $88.7 million from $89.3 million for fiscal 1995. The decrease was primarily due to difficulties in hiring qualified sales representatives in a low unemployment environment, which resulted in fewer orders from new customers than in the prior period. Additionally, the number of in-home appointments which were cancelled as a result of inadequate staffing increased by 28% in fiscal 1996. As discussed above, new programs designed to improve the recruitment and retention of sales representatives were initiated to respond to this staffing issue at the close of the period. In addition, the decrease was due to an increase in rejected orders for credit reasons resulting from rising consumer debt levels. Food revenue was positively affected by price increases commensurate with inflation and larger order sizes. The Company experienced a larger average order size principally due to a change in the Company's sales presentation from one based upon five months of anticipated food requirements to one based upon six months. The change had been introduced in some markets during fiscal 1995 and continued to be implemented throughout the Company during fiscal 1996. Non-food revenue for fiscal 1996 decreased by $1.6 million, or 2.9%, to $54.0 million from $55.6 million for fiscal 1995. The decrease was primarily due to the reduction in food orders. Non-food revenue was positively affected by price increases commensurate with inflation and the sale of higher value appliances such as large screen televisions and camcorders. Finance income for fiscal 1996 increased by $1.3 million, or 11.0%, to $12.8 million from $11.5 million for fiscal 1995. The increase in finance income earned resulted from larger customer accounts receivable balances due to the sale of higher value appliances.

Gross profit for fiscal 1996 increased by $2.5 million, or 2.6%, to $99.1 million from $96.6 million for fiscal 1995. Gross profit margin increased to 63.7% for fiscal 1996 from 61.7% for fiscal 1995. The increase in gross profit margin was primarily due to an increase in finance income, lower beef costs and the impact of the Company's cost reduction activities.

SG&A expenses are principally comprised of selling, telemarketing, delivery and general and administrative expenses. For fiscal 1996, these expenses remained relatively flat at $80.9 million compared to $81.0 million for fiscal 1995. As a percentage of total revenues, SG&A expenses were 52.0% for fiscal 1996 compared to 51.7% for fiscal 1995. The increase was primarily due to an increase in bad debt expense due to the higher level of customer payment delinquencies, offset by lower selling costs as a result of lower revenues.

Interest expense for fiscal 1996 increased by $1.1 million, or 13.9% to $9.1 million from $8.0 million for fiscal 1995. The increase was primarily attributable to higher average debt balance and higher interest expense as a result of the issuance of the Existing Senior Notes.

Other expense for fiscal 1996 increased by $6.3 million, to $7.1 million from $0.8 million for fiscal 1995. The increase was primarily due to payment of refinancing-related bonuses of $3.0 million, redemption of management stock of $1.2 million, and unrecovered costs of $0.6 million related to the issuance of the Existing Senior Notes. In addition, the increase was due to a charge of $1.7 million for lease obligations on unused office and warehouse space for fiscal 1996.

Provision for income taxes for fiscal 1996 decreased by $1.4 million to $1.3 million from $2.7 million for fiscal 1995. The decrease is primarily attributable to lower earnings as a result of nonrecurring expenses associated with the Existing Senior Notes.

Net income decreased to a loss of $0.5 million or (0.3%) of total revenue for fiscal 1996 from net income of $2.9 million or 2.0% of total revenue for fiscal 1995 for the reasons discussed above.

Depreciation and amortization for fiscal 1996 increased by $0.1 million to $3.7 million from $3.6 million for fiscal 1995.

EBITDA for fiscal 1996 increased by $2.7 million or 15.5% to $20.1 million from $17.4 million for fiscal 1995. EBITDA margin as a percentage of total revenue increased to 12.9% for fiscal 1996 from 11.1% for fiscal 1995 for the reasons stated above. See footnote (b) to "Selected Financial and Operating Data."

FISCAL YEAR ENDED SEPTEMBER 29, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

Total revenue for the 52 week fiscal 1995 increased by $11.3 million, or 7.8%, to $156.5 million from $145.2 million for the 53 week fiscal 1994. Food revenue for fiscal 1995 increased by $5.5 million, or 6.5%, to $89.3 million from $83.8 million for fiscal 1994. The increase in food revenue was attributable to a greater number of orders from new customers and a change in the Company's sales presentation to one based upon anticipated food requirements during a six month period from one based upon five months. The change was introduced in some markets during fiscal 1995. Non-food revenue for fiscal 1995 increased by $5.4 million, or 10.8%, to $55.6 million from $50.2 million for fiscal 1994. The increase in non-food sales was primarily due to the greater number of food orders and increased sales of higher value appliances. Finance income for fiscal 1995 increased by $0.3 million, or 2.7%, to $11.5 million from $11.2 million for fiscal 1994. The increase in finance income resulted from larger customer accounts receivable balances due to increased non-food orders and the sale of higher value appliances.

Gross profit for fiscal 1995 increased by $10.0 million, or 11.6%, to $96.6 million from $86.6 million for fiscal 1994. Gross profit margin increased to 61.7% for fiscal 1995 from 59.6% for fiscal 1994. The increase in gross profit margin was primarily related to increased sales of non-food products which generally have a higher profit margin, enhanced purchasing procedures and the impact of the Company's cost reduction programs.

SG&A expenses are principally comprised of selling, telemarketing, delivery and general and administrative expenses. For fiscal 1995, these expenses increased by $5.7 million, or 7.5%, to $81.0 million from $75.3 million for fiscal 1994. As a percentage of total revenues, SG&A expenses decreased to 51.7% for fiscal 1995 from 51.9% for fiscal 1994 as a result of greater sales volume. The increase in expenses is a result of an increase in volume related costs.

Interest expense for fiscal 1995 increased by $1.2 million, or 17.6%, to $8.0 million from $6.8 million for fiscal 1994. The increase was primarily attributable to greater borrowings under the Company's credit facility to fund the sales growth.

Other expense for fiscal 1995 was relatively flat at $0.8 million compared to $0.6 million for fiscal 1994.

Provision for income taxes for fiscal 1995 increased by $1.0 million to $2.7 million from $1.7 million for fiscal 1994. The increase was primarily attributable to a significant increase in pretax profits due to increases in revenues.

Net income increased to $2.9 million or 2.0% of total revenue for fiscal 1995 from $0.9 million or 0.6% of total revenue for fiscal 1994 for the reasons discussed above.

Depreciation and amortization for fiscal 1995 increased by $0.1 million to $3.6 million from $3.5 million for fiscal 1994.

EBITDA for fiscal 1995 increased by $4.4 million or 33.8% to $17.4 million from $13.0 million for fiscal 1994. EBITDA margin as a percentage of total revenue increased to 11.1% for fiscal 1995 from 9.0% for fiscal 1994, for the reasons stated above.

LIQUIDITY AND CAPITAL RESOURCES

Net cash used in operating activities for the thirty-nine weeks ended June 27, 1997 was $0.2 million, primarily comprised of net income of $1.2 million (pro forma), non cash charges of $6.9 million (pro forma), increases in accrued expenses of $0.4 million (pro forma) and increases in income taxes payable of $0.9 million (pro forma), offset by increases in accounts receivable of $7.5 million, increases in inventory of $0.7 million, increases in other assets of $0.4 million, and decreases in other liabilities of $0.5 million.

Net cash used in operating activities for the thirty-nine weeks ended June 28, 1996 was $4.8 million, primarily comprised of net income of $0.8 million, non cash charges of $6.7 million, offset by increases in accounts receivable of $8.8 million, decreases in accrued expenses of $2.6 million and decrease in other liabilities of $0.5 million.

Net cash used in investing activities for the thirty nine weeks ended June 27, 1997 was $3.0 million, comprised of net assets acquired of $2.4 million and investments in property plant and equipment of $0.7 million.

Net cash used in investing activities for the thirty-nine weeks ended June 28, 1996 was $1.1 million, comprised of investment in property, plant and equipment.

Net cash used in financing activities for the thirty-nine weeks ended June 27, 1997 was $0.3 million, primarily comprised of net proceeds from the sale of the Company of $137.4 million, partially offset by repayment of debt and distributions to former shareholders of $137.7 million.

Net cash provided by financing activities for the thirty-nine weeks ended June 28, 1996 was $5.0 million, primarily comprised of net proceeds from borrowings of $30.0 million partially offset by repayment of debt of $25.0 million.

Net cash used in operating activities for fiscal 1996 was $2.3 million, primarily comprised of a net loss of $0.5 million and an increase in accounts receivable of $11.5 million, partially offset by non-cash charges of $9.2 million and a decrease in inventories of $0.6 million.

Net cash used in operating activities for fiscal 1995 was $0.1 million, primarily comprised of net income of $2.9 million, non-cash charges of $8.4 million, a decrease in prepaid expenses and other assets of $1.0 million, a decrease in accounts payable and accrued liabilities of $1.6 million and a decrease in taxes payable of $0.8 million, partially offset by increases in accounts receivable and inventory of $14.0 million and decrease in other liabilities of $1.0 million.

Cash provided by financing activities for fiscal 1996 was $4.1 million, primarily comprised of the issuance of the Existing Senior Notes of $34.5 million and borrowings under the Existing Finance Facility of $2.4 million, partially offset by repayment of note to affiliate of $25.0 million, payment of fees of $3.2 million, return of capital to Holdings of $3.8 million and repayment of capital lease obligations of $0.5 million.

Cash provided by financing activities for fiscal 1995 was $2.9 million, primarily comprised of borrowings under the Existing Finance Facility of $5.8 million partially offset by payment of dividends of $2.4 million and repayment of capital lease obligations of $0.6 million.

The Company's primary use of cash in investing activities is the purchase of property and equipment. Capital expenditures in thirty-nine weeks ended June 27, 1997 and June 28, 1996 and fiscal 1996, 1995 and 1994 were $0.6 million, $1.1 million, $2.0 million, $2.5 million and $1.8 million, respectively. The Company expects that capital expenditure requirements will be approximately $1.7 million for fiscal 1997.

The Company's average working capital borrowings under the Existing Finance Facility for the thirty-nine weeks ended June 27, 1997 and June 28, 1996 and the 1996, 1995 and 1994 fiscal years was $50.5 million, $58.5 million, $58.4 million, $54.4 million and $49.1 million, respectively. The Company's maximum working capital borrowings outstanding during such periods were $60.5 million, $64.9 million, $64.9 million, $57.6 million and $52.1 million, respectively.

In connection with the Transactions, the Company entered into the Credit Agreement to replace its Existing Finance Facility and Existing Senior Notes. Availability under the Credit Agreement is $27.3 million. Additional interest expense associated with the Working Capital Revolver and the Notes will significantly increase the Company's liquidity requirements. The Working Capital Revolver and the Notes impose certain restrictions on the Company, including restrictions on its ability to incur indebtedness, pay dividends, make investments, grant liens, sell its assets and engage in certain other activities. In addition, the indebtedness of the Company under the Credit Agreement is secured by all of the assets of the Company, including the Company's real and personal property, inventory, accounts receivable, intellectual property and other intangibles. See "Description of Certain Indebtedness."

Management believes that cash flow from operations, together with other available sources of funds including the availability of borrowings under the Credit Agreement will be adequate for at least the next twelve months to make required payments of principal and interest on the Company's indebtedness and to fund anticipated capital expenditures and working capital requirements. The ability of the Company to meet its debt service obligations and reduce its total debt will be dependent, however, upon the future performance of the Company which, in turn, will be subject to general economic conditions and to financial, business and other factors, including factors beyond the Company's control. Debt outstanding under the Credit Agreement will bear interest at floating rates; therefore, the Company's financial condition is and will continue to be affected by changes in prevailing interest rates.

INFLATION

The Company believes that inflation has not had a material impact on its results of operations for the three fiscal years ended September 27, 1996.

                                    BUSINESS

GENERAL

The Company is a leading direct marketer of high quality, value-added food programs and products related to in-home dining and entertainment. Using a combination of telemarketing and in-home selling, Colorado Prime believes that it is the only company to offer this type of in-home shopping service on a broad scale, serving 31 states through 76 sales offices. The Company sells individually packaged, top quality meats and poultry, seafood, assorted pasta dishes and a wide selection of prepared entrees for direct delivery to consumer households. The Company's food products are of a quality generally found only in specialty gourmet shops and high-end restaurants and require simple preparation using a microwave, conventional oven or grill. As a complement to its food products, the Company also sells food-related and home entertainment appliances and accessories with unique features not generally available in traditional retail channels. The purchase of non-food items enables customers to earn a lifetime discount on food purchases, which management believes is a key driver of the Company's high customer retention rate. In each of the last five fiscal years, the Company experienced a customer retention rate of at least 81% as measured by the percent of customers who reordered when solicited during the period. The Company attributes its high customer retention to the quality of its products, the convenience of its services and its discount marketing program.

The Company uses a network of approximately 1,500 telemarketers to schedule in-home sales presentations. During a sales presentation, one of the Company's approximately 650 sales representatives presents the Company's product offerings and designs a customized food program for the customer. In fiscal 1996, a customer's average initial food order was approximately $1,500. The average food order is designed to meet approximately two-thirds of a family's evening meal needs for a six month period. In addition, approximately 73% of initial orders in fiscal 1996 included the purchase of non-food items at an average cost of approximately $1,600. After a customer places an order, a Company representative delivers and stores the food directly into the customer's freezer. To facilitate the purchase of its products, the Company offers convenient financing options through a wholly-owned finance subsidiary. In fiscal 1996, food and non-food items accounted for approximately 62% and 38% of product sales, respectively.

The Company targets its marketing efforts toward dual income families who are typically homeowners with children at home. Faced with increasing time constraints and the pressures of planning and preparing meals, the customers find the Company a convenient alternative to the supermarket and a higher quality alternative to other convenience-oriented offerings such as delivery services or restaurant takeout. Management expects to benefit from the continued growth in consumer direct marketing sales, which is projected to grow by 7.4% per year from 1996 to 2001. In 1996, consumer direct marketing sales are estimated to have been $634.6 billion.

COMPETITIVE STRENGTHS

The Company has developed a strong market position through a carefully tailored mix of products aimed at upper and middle income customers who value high quality, superior service and the convenience of home purchasing and delivery. This strategy has capitalized on the growing number of dual income families and the scarcity of time for shopping and meal preparation. The Company has earned strong brand name recognition among its customers and suppliers. In addition, the Company believes that it has distinguished itself as the nation's premier in-home food shopping company. With no significant direct competition and no middleman between the Company and the consumer, the Company plans to increase its market penetration while continuing to differentiate its products based on quality and service rather than on price. The Company attributes its success and its continued opportunities for growth and profitability to the following competitive strengths:

     - High customer retention. The Company has enjoyed a high customer retention rate of at least 81% in each of the past five fiscal years. The Company believes its retention rate is primarily attributable to its wide selection of high quality food, the convenience of its integrated services and its discount marketing program. During fiscal 1996, approximately 66% of the Company's food revenue came from customer reorders. Reorder customers are particularly valuable to the Company due to the reduced sales and marketing costs associated with the sale.

     - High quality products. The Company's value-added food items are either custom-prepared at the Company's own facility or are supplied by restaurant providers and premium food wholesalers, and as such are of a quality generally unavailable in supermarkets. The Company purchases top quality meats and specially tenderizes, trims, flash-freezes and vacuum packages each portion to ensure tenderness, taste and freshness. Food items purchased from suppliers are prepared and packaged to the Company's stringent specifications and generally carry the Colorado Prime(R) label. Food products are delivered to the customer's home typically within ten days after leaving the Company's plant, and have a

       100% customer satisfaction guarantee. Non-food products are purchased by special arrangements from manufacturers and, as a result, have unique features which are not generally available in traditional retail channels.

     - Value-added service. The Company provides a fully integrated customer service package from the initial contact through the life of the customer relationship. The Company differentiates its service offering by four key features: (i) an initial convenient in-home sales presentation with customized meal planning; (ii) delivery of its food and non-food products directly into the customer's home; (iii) the option to finance purchases through its wholly-owned finance subsidiary; and (iv) the 100% customer satisfaction guarantee on all of the Company's food products.

     - Effective discount marketing program. The Company's marketing efforts are facilitated by its discount marketing program which enables customers to earn a lifetime discount on food products when they purchase non-food products. The discount on the food products generally offsets the customer's incremental monthly payments on their non-food purchases. In fiscal 1996, the food discount earned on the average initial food order was 17% and increased with each subsequent non-food purchase to a maximum possible discount of 50%. In fiscal 1996, 87% of the Company's customers participated in the discount marketing program. Over the past five fiscal years, the retention rate among customers who achieved the maximum food discount averaged 89%.

     - Strong management team. The Company's management team has considerable experience in both the direct marketing and food industries and has implemented a number of growth initiatives to enhance profitability and operating leverage. Since 1993, the Company has recruited four senior officers who have extensive experience in food marketing, direct sales and customer acquisition. The senior management team is complemented by experienced individuals in sales, operations and service management positions who have been with the Company for many years. Collectively, members of the management team average 20 years of experience in the food industry, 32 years in marketing and direct sales and 20 years in senior operating positions. See "Management."

BUSINESS STRATEGY

The Company believes that it has significant opportunities for revenue and earnings growth. Management's strategy includes the following principal elements:

- Continued geographic expansion. Since its inception, new office openings have provided a significant portion of the Company's growth. Management is pursuing a measured pace of geographic expansion based upon a new office opening program developed in fiscal 1995. Over the last two fiscal years, 79% of the Company's product sales growth has come from new office openings. As a result, with a concentration of offices on the East Coast, geographic expansion remains a priority for the Company. The western region of the country is of particular interest, as revenues of the Company's two established offices in this region have grown at a compound annual growth rate of 29% over the past three fiscal years and outperformed the Company's average office sales by 50% in fiscal 1996. Management believes there is potential for 10 to 12 additional offices in this region. The composition of the Company's customer base by geographic region as determined by the Company is as follows: East Coast 37%, Northeast 24%, Midwest 21% and Southwest 18%. Current excess capacity at the New York plant will allow the Company to profitably service new business from its existing facility. The Company is currently able to profitably service its western region business from its New York plant. The timing and volume of new business in the western region of the country will dictate whether the Company continues to service the business from its existing plant or acquires additional plant capacity.

- Increased market penetration. The Company believes that there is significant growth potential in its existing markets through the following:

     - Customer acquisition. Referrals represent the Company's most efficient form of customer acquisition as they avoid the cost of purchased telemarketing lists. Referral customers are also more likely to accept an in-home sales presentation. The Company offers different incentives to customers who provide referral names. This plan increased the average number of referral names from a new customer by 27% in the Company's test markets. In addition, the Company has implemented initiatives aimed at improving the quality and performance of the sales representatives and managers through the use of part-time personnel, new recruiting methods, new employee retention programs, enhanced training and development.

     - Customer retention. Sales to existing customers are more profitable than sales to new customers as a result of lower selling and telemarketing costs; thus, the Company strives to continually improve the current level of customer retention. Marketing programs and new product introductions are being implemented to accelerate customer participation in the Company's discount program, as customer retention is highly correlated to the level of discount the customer receives.

- Margin improvement opportunities. In fiscal 1997, management has already implemented additional margin enhancement programs including greater efficiency in food processing, the introduction of more high value appliances, extending the food service period and certain cost reductions in delivery and insurance expenses. In addition, the Company believes opportunities exist to further enhance profitability through additional measures such as reduced telecommunications costs, more productive telemarketing lists and increased finance income.

- Continued product development. The Company has and will continue to refine its products and menus to increase variety and adapt to consumers' changing eating patterns, lifestyle demands and tastes. The Company introduced 208 new food and non-food products in the last three fiscal years, including the "Healthy Gourmet" and "Easy Gourmet" prepared entree product lines. Food items introduced in the last three fiscal years are generating sales at an annualized rate of $20.0 million. Large screen televisions and camcorders were introduced in fiscal 1995 and generated sales of approximately $8.5 million in fiscal 1996. The Company currently intends to introduce at least 12 food products and test three non-food products in fiscal 1997.

- Development of new customer segments and new distribution channels. Management believes that customer segments currently not within the Company's target market, such as urban dwellers, customers over age 60, higher income households and one-member households, may hold additional growth and profit opportunities. These customers face the same lifestyle issues which have attracted targeted consumers to the Company's product and service offerings. The Company believes it can address the needs of these markets due to its ability to assemble and deliver many different food offerings at various price ranges. The Company also believes further growth may also be obtained from new distribution channel alternatives, such as institutional food services, corporate gift offerings and strategic alliances with food-related catalog marketers.

PRODUCTS AND SERVICES

The Company offers a selected mix of food and non-food products targeted toward middle and upper-middle income families who value high quality products and services with the convenience of in-home purchasing and delivery. In fiscal 1996, food and non-food items accounted for approximately 62% and 38% of product sales, respectively.

Food Products
The Company's food product line consists of approximately 320 items, with entrees of a grade and quality comparable to those available only through specialty butchers, fine gourmet shops or specialty catalogs. These products range from select cuts of top quality beef, pork, veal, lamb and poultry, to prepared gourmet dishes such as stuffed chicken breast, marinated pork chops and Mexican and Italian entrees. The Company's frozen entrees may be prepared using a microwave, conventional oven or grill, with 70% of such products requiring only 20 minutes or less for preparation. As a service to its customers, the Company also sells a selected line of brand name grocery items and other household products generally available in local retail food outlets. The Company continually refines its menu to accommodate changing customer demands. For instance, in fiscal 1995, the Company added "Healthy Gourmet" (meals for the health conscious consumer) and in fiscal 1996 added "Easy Gourmet" (convenience-focused meals) to its menu. In the last three fiscal years, the Company introduced 197 new food products.

The Company takes a high degree of care in the preparation and packaging of its food products. The Company employs 20 full-time butchers at its centralized meat-cutting and processing facility in Farmingdale, New York who specially tenderize and gourmet trim the meats to ensure freshness and high quality. Each item is then individually vacuum-packed in clear plastic packaging and flash-frozen. Unlike frozen-food products typically available in supermarkets which may undergo several freezing and thawing cycles, the Company's entrees are maintained in a frozen state from preparation through delivery to the customer's freezer. Additionally, most of the Company's frozen entrees are delivered to the customer within four weeks from the time they were prepared, which the Company believes is significantly less than comparable products sold in supermarkets and other retail channels.

With the exception of brand name grocery items, the Company's food items are produced either by the Company or by premium food wholesalers according to the Company's stringent specifications. Approximately 50% of the Company's food revenue consists of items that are processed in the Company's processing facility. Most food products carry the Company's trademark and all food products are sold with a 100% customer satisfaction guarantee that the Company will replace any product that does not completely satisfy the customer's expectations.

Non-Food Products
As an additional convenience to its customers and as a complement to the customer's food purchases, the Company sells a diverse line of non-food items related to in-home dining and entertainment. The non-food products serve as an effective marketing tool since the purchase of non-food items enables customers to receive a lifetime discount on their food purchases through the discount marketing program. The Company has always offered freezers as a logical complement to its food products. In response to customer interest, the Company has continued to add food-related appliances and accessories to its product lines. The Company currently offers approximately 20 food-related appliances or accessories, such as microwave ovens, barbecue grills, cookware, china and crystal, imported stainless flatware and cutlery. The Company recently expanded its appliance line to include home entertainment products such as large screen televisions and camcorders. The Company's non-food items are purchased by special arrangements with manufacturers and have unique features that are not generally available in typical retail channels. During fiscal 1996, non-food items were purchased by 73% of all customers on their initial orders, including approximately 65% who purchased a freezer.

CUSTOMER FINANCING

As an additional source of revenue and as a service to its customers, the Company offers the option to finance purchases through the Company's wholly-owned finance subsidiary. Most customer purchases are financed on a revolving credit account. Generally, food products may be paid in six monthly installments without additional cost to the consumer except for a nominal monthly charge. During fiscal 1996, approximately 98% of non-food products were financed using open-end credit accounts with balances which are typically paid over a period of 24 to 36 months at the market interest rate for credit card balances. Customers are billed separately for food and non-food purchases.

All credit applications are submitted to the Company's credit and collections department for evaluation. In processing each application, the Company obtains personal credit reports from various credit reporting agencies and, in many instances, checks bank and employment references. The Company does not provide its customers with a line of credit to purchase products; instead credit is approved on a purchase by purchase basis. Customer credit files are typically updated when customers reorder. In addition, customers whose accounts are in delinquent status are not solicited for reorders. Customers are allowed to cancel an order up to 72 hours from the time the order is placed. The Company will not accept returned food products and will only accept returned non-food products if the non-food product is not operating properly.

Despite recent increases in consumer debt levels, the Company's strict credit guidelines, collection procedures and the financial profile of its customer base have enabled the Company to limit its provision for doubtful accounts to approximately 3.4% of total revenues in fiscal 1996 and 3.3% of total revenues in the thirty-nine weeks ended June 27, 1997. The Company has established procedures for its trained collections department to maximize customer satisfaction while promptly collecting accounts past due.

MARKETING

The Company targets its marketing efforts toward dual-income homeowners with annual household incomes in excess of $50,000. The Company's target customers are professionals and white collar workers between the ages of 25 and 49. The typical target customer owns a home and has children living at home. This marketing strategy has capitalized on the growing number of dual-income families and the scarcity of time for shopping and meal preparation.

Customer Acquisition
The Company purchases telemarketing target lists from a variety of sources. Donnelley Marketing, Inc. is the primary source of outside lists, accounting for 25% of the Company's new customers in fiscal 1996. Additional sources include JAMI Marketing Services, Inc., recent home buyer lists and neighborhood and zip code canvassing. The screened lists of potential customers are distributed to the Company's telemarketing forces who contact the prospective customers to introduce the Company's product offerings and schedule an in-home presentation.

The Company also identifies potential customers through recommendations from existing customers. During fiscal 1996, sales representatives collected on average approximately 14 referral names during a customer's initial presentation and approximately four referral names during subsequent sales calls. During fiscal 1996, the Company's referral customers were the source of approximately 33% of all new customers. The Company has implemented programs to increase referral rates, such as giving additional free products to customers who provide the Company with referral names. Referrals are particularly valuable to the Company due to the reduced marketing and sales costs associated with the sale.

Management frequently evaluates its customer acquisition efforts and has taken a number of new initiatives to enhance its customer acquisition program and hence increase market penetration. Future initiatives may include: (i) developing customer segments not within the Company's current target market, such as urban dwellers, customers over the age of 60, higher income households and one member households; (ii) exploring new distribution channels such as institutional food services, corporate gift offerings and strategic alliances with food-related catalog marketers; (iii) continuing the Company's geographic expansion;

(iv) increasing customers' average order sizes through the introduction of more high value appliances and extending the food service period; (v) encouraging more in-house presentations by offering incentives such as free products to potential customers who agree to a presentation; and (vi) utilizing potential applications in affinity marketing.

Discount Marketing Program
The Company's marketing efforts are facilitated by its discount marketing program which provides customers with a lifetime discount on food products when they purchase the Company's non-food products. The discount on the food products generally offsets a customer's incremental monthly payments on non-food purchases. In fiscal 1996, the food discount earned on the average initial food order was 17%. The discount increases with each subsequent non-food purchase up to a maximum possible discount of 50%. During fiscal 1996, 87% of the Company's customers participated in the discount marketing program. Over each of the past five fiscal years, the retention rate among customers who achieved the maximum food discount averaged 89%.

SALES

The Company employs a direct sales force of approximately 650 sales representatives. The Company believes that the key to strong sales force performance is a talented, motivated sales management team coupled with ongoing recruiting, training and retention programs. The Company's sales management team has been promoted entirely from within. On average, its senior sales management has 16 years of experience. The Company has an ongoing sales training process conducted at the local and corporate level. New representatives are trained in the hiring office by experienced sales personnel using standardized Company training procedures and materials. Additionally, the Company runs regular food and non-food training seminars to educate all sales personnel on the Company's full complement of products. The Company also maintains a corporate management training program for management candidates demonstrating high potential. Sales personnel are compensated by commission, earning a percentage of each new sale and a lower percentage on subsequent reorder sales. The Company has recently developed an enhanced sales representative retention program which has yielded encouraging results on a test basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Sales representatives call on prospective customers in their home at pre-set appointment times scheduled by the telemarketers, often on weekends and at night. The in-home sales presentation is generally delivered with both adult family members present. It consists of a food-related presentation, the development of a monthly budget and a custom-designed menu as well as a presentation of non-food merchandise. The sales presentation emphasizes the quality, service and convenience of shopping with the Company compared to the supermarket, and affords the representative the opportunity to identify customers' needs. Sales representatives also cover reorder appointments. The reorder presentation focuses on additional food products and the Company's full complement of non-food merchandise.

DISTRIBUTION AND DELIVERY

One of the Company's key competitive advantages is the efficient distribution of perishable foods to its customers' homes. All food items are shipped from the Company's Farmingdale, New York plant. Products are transported either by Company-operated 48-foot freezer tractor trailers or independent carriers which pick up shipments from Farmingdale and off-load them to the Company's delivery trucks at one of 18 leased regional depots for delivery to customers. An appointment is made with each customer for delivery of an order at the customer's convenience, including evening hours and Saturdays. Orders are delivered into the home and packed into the customer's freezer by Company employees. With the exception of a customer service follow-up call, this serves as the final step in the Company's quality control process. Generally non-food items are stored regionally by the Company's suppliers and are delivered by UPS or some other delivery service. This significantly reduces the Company's direct storage, shrinkage, handling and inventory carrying costs.

The Company believes its distribution system delivers food to the consumer's home which is generally fresher than food that can be purchased in the typical supermarket. All food products are custom-prepared in anticipation of the freezing process. Generally, the customer receives delivery of an order within ten days of its leaving the Company's plant.

SUPPLIERS

The Company purchases its food and non-food products from a variety of vendors. The Company strives to maintain relationships with several suppliers for each of its major food and non-food items to ensure product availability and to maintain flexibility with regard to cost control. In fiscal 1996, the Company's two largest suppliers, Broich Enterprises (a freezer supplier) and Beef America, accounted for 12.6% and 9.4%, respectively, of total non-food and food purchases. The Company believes it has a good relationship with each of its suppliers and that alternate suppliers are readily available.

The Company generally does not enter into purchasing agreements with any of its vendors and does not hedge commodity prices in the futures market. However, since management expected beef prices to increase in 1997, the Company entered into one year fixed-price supply contracts with its two largest beef suppliers.

COMPETITION

The Company is a leading direct marketer of high quality, value-added food programs and products related to in-home dining and entertainment. The Company's primary competition is local supermarkets, convenience stores and specialty food retailers. Although the Company competes in each of those markets, the Company operates in a niche market, providing benefits and services in addition to those of each of the above businesses. The Company believes that it competes effectively with these other businesses on the basis of service, product variety and quality, marketing, convenience and the availability of credit.

Other companies which provide services similar to the Company's are regionally-focused with limited sales areas, including Southern Foods in Greensboro, North Carolina, American Frozen Foods in Stratford, Connecticut and Prime Time Foods in Bristol, Pennsylvania. However, the Company does not consider these companies to be major competitors, due to the limited geographic scope, product offerings and service of their business. Management estimates the Company to be two times larger than its largest in-home food service competitor.

PROPERTY AND FACILITIES

The Company believes that its corporate headquarters, processing facility, storage facilities, regional sales offices and equipment are adequate for its current needs. The Company believes all facilities are adequately insured. The Company is currently in the process of evaluating its physical requirements and opportunities in anticipation of the headquarters' lease expiration in August 1998.

The following table summarizes the Company's primary facilities by location.
--------------------------------------------------------------------------------

                               COMPANY FACILITIES
--------------------------------------------------------------------------------

                                         OWNED/                                                  LEASE
              LOCATION                   LEASED            DESCRIPTION OF FACILITY             EXPIRATION
-------------------------------------    -------    -------------------------------------    --------------
Farmingdale, NY                           Leased    Headquarters                              August 1998
Farmingdale, NY                            Owned    Preparation, storage and shipping              --
                                                    plant
Pompano Beach, FL                         Leased    Office, warehouse and vehicle repair     November 2006
                                                    depot
Farmingdale, NY                            Owned    Vehicle repair depot                           --
Farmingdale, NY                            Owned    Grocery warehouse                              --

In addition to those facilities indicated in the table above, the Company leases space for its 76 regional sales offices and 18 regional delivery depots under short-term commercial leases, which typically have terms of three years.

LEGAL PROCEEDINGS

The Company is a party to various litigation matters incidental to the conduct of its business. Management believes that such proceedings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the financial position or results of operations of the Company.

GOVERNMENTAL REGULATION, CLAIMS OR ASSESSMENTS

The Company is subject to extensive regulation by a number of federal and state regulatory agencies with respect to the preparation and sale of its food and durable goods and the provision of financing to its customers. The Company's Farmingdale, New York facility has USDA approval, which permits the Company to ship its meat products nationwide without being subject to numerous state and local inspection procedures. In the absence of USDA approval, the Company's sale and delivery of meat products would become subject to state and local inspection. The Company's telemarketing activities and practices are subject to various state authorities and its direct marketing activities are subject to federal and state regulation including the home sales solicitation laws. Additionally, the Company's extension of credit to its customers is subject to federal and state truth-in-lending laws, licensing and regulation under retail installment sales acts, usury laws and similar statutes enacted by the states in which it does business.

From time to time the Company is the subject of inquiries from regulatory agencies in various states in which it conducts business. The Company is often required to provide information concerning its business practices. Such inquiries have generally not resulted in any material change in the Company's business practices. The Company has agreed in the form of a settlement agreement, consent decree, voluntary compliance or other similar agreement to adjust individual customer accounts, replace merchandise, modify sales and credit practices and/or pay costs, fines and penalties. None of these matters have had a material adverse effect on the Company.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

The Company is subject to federal, state and local environmental and occupational health and safety laws and regulations. Such laws and regulations, among other things, impose limitations on the discharge of pollutants and establish standards for management of waste. While there can be no assurance that the Company is at all times in complete compliance with all such requirements, the Company believes that any such noncompliance is unlikely to have a material adverse effect on the Company. If a release or threat of release of hazardous materials occurs on or from the Company's properties or any associated offsite disposal location, or if contamination from prior activities is discovered at any properties owned or operated by the Company, the Company may be held liable for remediation costs and damages to natural resources. There can be no assurance that the amount of any such liability would not be material.

INTELLECTUAL PROPERTY

The Company seeks trademark protection from the United States Patent and Trademark Office for many of its products' and services' trade names. The Company presently holds nine registered trademarks covering trade names and designs including Colorado Prime(R) and Colorado Prime Foods(R). The Company also has trademarks currently pending registration including Home Restaurant, Chef's Finest and Maria Nesta.

EMPLOYEES

As of June 27, 1997, the Company had approximately 2,916 employees. Approximately 120 manufacturing and delivery personnel located at its Farmingdale, New York facility are represented in collective bargaining agreements by Local 210 Warehouse and Production Employees Union. The Company believes it has a satisfactory relationship with unionized labor. In the last 10 years, the Company has lost only four days as a result of a work stoppage. The current contract expires on September 30, 1998 and provides for a 3% per year increase in wages.

                                                                          ------------------------------------
                                                                           EMPLOYEES CATEGORIZED BY FUNCTION
                              FUNCTION                                     FULL-TIME      PART-TIME      TOTAL
--------------------------------------------------------------------------------------------------------------
Sales, sales management and sales support                                        787            130        917
Customer acquisition                                                             479          1,051      1,530
Office                                                                           130             20        150
Delivery                                                                         118             52        170
Manufacturing                                                                    108              7        115
Customer service                                                                  24             10         34
                                                                               -----          -----      -----
     Total                                                                     1,646          1,270      2,916
                                                                               =====          =====      =====

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

The following table sets forth the names, ages as of June 27, 1997 and positions of each person who is a director, executive officer or key employee of CPC.

-----------------------------------------------------------------------------------------------------------
               NAME                      AGE                               POSITION
-----------------------------------------------------------------------------------------------------------
William Dordelman                          56       Chairman of the Board and Chief Executive Officer
William Willett                            60       President, Chief Operating Officer and Director
Thomas Taylor                              39       Chief Financial Officer, Vice President and Director
Ricardo DeSantis                           54       Vice President of Marketing
Steven Lachenmeyer                         31       Vice President, Controller
Charles Montanino                          69       Vice President of Plant Operations
Kenneth Payne                              49       Vice President of Operations
Joseph Ugenti                              52       Vice President of Customer Acquisition
Brian Mulvehill                            40       Vice President-East Coast Division
Ronald Mel                                 30       Vice President-Midwest Division
John DeMaio                                42       Vice President-Southwest Division
Joseph Billi                               32       Vice President-New York, New Jersey Division
Lawrence Scuderi                           56       Vice President-Management, Development and Training
Donald Keller                              65       Director
Frederic Malek                             60       Director
Dr. Paul Stern                             58       Director
V. Frank Pottow                            33       Director
Daniel J. Altobello                        56       Director
William Nicholson                          54       Director

William Dordelman has been Chairman of the Board and Chief Executive Officer of CPC since March 1993. Prior to joining CPC, Mr. Dordelman served as Co-Chief Executive Officer of The B. Manischewitz Company from May 1992 to March 1993. Previously, Mr. Dordelman was employed 22 years with General Foods Corporation ("General Foods"), where he was President of the Foods Products Division and Group Vice President, overseeing General Foods' six U.S. packaged food divisions.

William Willett has been President, Chief Operating Officer and Director of CPC since June 1994. From 1992 until 1994, Mr. Willett was principal owner and President of Brights Creek, a direct response children's clothing business. From 1987 through 1992, Mr. Willett served as Chairman and Chief Executive Officer of New Hampton, a leveraged buyout of Avon's former women's fashion catalog business. Previously, Mr. Willett was corporate Executive Vice President at Avon where he led its effort to build a mail-order fashion business. Before joining Avon, Mr. Willett was Vice President of Downe Communications and National Sales Manager for Time Telemarketing.

Thomas Taylor was appointed Vice President, Chief Financial Officer and Director in April 1996. Previously, Mr. Taylor served as Vice President of Finance and Sales Strategy at Kraft Foods for five years. Prior to joining Kraft, Mr. Taylor was Vice President and Controller of Central Soya Company, Inc., a $2.3 billion agribusiness company, and audit manager at Price Waterhouse in Chicago.

Ricardo DeSantis was appointed Vice President of Marketing in June 1993. Previously, Mr. DeSantis was Senior Vice President of Marketing for Cigna Healthcare. From 1989 to 1991, Mr. DeSantis was President of the Consumer Division of Pendaflex Corporation. Prior to that, Mr. DeSantis was a business unit manager at General Foods.

Steven Lachenmeyer joined CPC in 1997. Prior to that, Mr. Lachenmeyer was an audit manager with Arthur Andersen LLP.

Charles Montanino has been Vice President of Plant Operations since March 1987. Mr. Montanino joined CPC in April 1973 and served as plant manager from 1980 through March 1987.

Kenneth Payne joined CPC as Credit Collections Manager in August 1976. From 1981 until 1987, Mr. Payne served as Operations Manager of CPC. In 1987 Mr. Payne was elected Vice President of Operations.

Joseph Ugenti began in CPC's sales department in 1975 and was elected Vice President of Customer Acquisition in August 1991. From June 1983 to July 1991, Mr. Ugenti was Director of Telemarketing of CPC.

Brian Mulvehill has held the position of Vice President of the East Coast Division since 1991. Mr. Mulvehill began his career with CPC in 1985. From 1988 until 1991, Mr. Mulvehill served as Divisional Sales Manager. Previously, Mr. Mulvehill held the position of Sales Manager of Don Rich Industries from 1978 to 1985.

Ronald Mel was appointed Vice President of the Midwest Division in May 1997. Mr. Mel joined CPC in 1992 as a branch manager. In 1994, Mr. Mel served as East Coast Divisional Trainer. From 1995 through 1997, Mr. Mel served as Divisional Manager for the Florida region.

John DeMaio has been Vice President of the Southwest Division since 1984. Mr. DeMaio joined CPC in 1982 and served as Divisional Manager of the Mid-Atlantic Area from 1982 to 1984. Previously, Mr. DeMaio served as General Sales Manager of American Frozen Foods from 1974 to 1981.

Joseph Billi was appointed Vice President of the New York/New Jersey Division in May 1997. Mr. Billi joined CPC in 1990. He held the positions of Corporate Trainer, Field Manager, Branch Sales Manager and sales representative.

Lawrence Scuderi was appointed Vice President of Management, Development and Training in May 1997. Prior to that, Mr. Scuderi served as Vice President of the Midwest Division since 1993. Mr. Scuderi joined CPC in 1980 and held the position of Divisional Sales Manager from 1992 to 1993. From 1980 to 1992, Mr. Scuderi served as Branch Sales Manager and Corporate Training Director.

Donald Keller has been Vice Chairman of CPC since April 1993. Since 1993, Mr. Keller has also served as Chairman of Mano Holdings, a holding company for The
B. Manischewitz Company, and Non Executive Chairman of Prestone Products. From May 1992 to April 1993, Mr. Keller served as Co-Chief Executive Officer of The
B. Manischewitz Company. From April 1989 until May 1992, Mr. Keller was a consultant and private investor. Prior to that time, Mr. Keller was President and Chief Operating Officer of Westpoint Pepperell and earlier served as Executive Vice President of General Foods.

Frederic Malek became a Director of CPC and CPH following the consummation of the Transactions. Mr. Malek founded Thayer Capital Partners in 1991 and co-founded Thayer Equity Investors III, L.P. in 1995. From 1989 to 1991, Mr. Malek was President and then Vice Chairman of Northwest Airlines. Prior to that time, Mr. Malek served as President of Marriott Hotels and Resorts from 1980 through 1988. Mr. Malek currently serves as director of several publicly-traded companies, including Automatic Data Processing Corp., American Management Systems, Manor Care Inc., FPL Group and Northwest Airlines.

Dr. Paul Stern became a Director of CPC following the consummation of the Transactions. Dr. Stern co-founded Thayer Equity Investors III, L.P. in 1995. Prior to that, Dr. Stern was a Special Limited Partner at Forstmann Little & Co. From 1989 until 1993, Dr. Stern served as the Chairman and Chief Executive Officer of Northern Telecom Ltd. Prior to that, Dr. Stern served as President and Chief Operating Officer of Burroughs (later Unisys) Corporation, Corporate Vice President and later President of Commercial Electronics Operations at Rockwell International Corporation and Chairman and Chief Executive Officer of Braun AG in Germany. Dr. Stern serves on the Board of Dow Chemical Company, LTV Corporation and Whirlpool Corporation.

V. Frank Pottow became a Director of CPC and CPH following the consummation of the Transactions. Mr. Pottow joined Thayer Capital Partners as a Managing Director in 1996. From 1992 through 1996, Mr. Pottow was a Principal at Odyssey Partners, L.P., a private investment partnership. Prior to joining Odyssey Partners, L.P., Mr. Pottow was an Associate with Wasserstein Perella & Co.

Daniel J. Altobello became a Director of CPC in June, 1997. He has been Chairman of the Board of Directors of Onex Food Services, Inc., the world's largest airline catering group, since September 1995. From 1989 to 1995, Mr. Altobello was the Chairman and CEO of Caterair Holdings Corporation, the leveraged buyout of the In-Flite Services Division of Marriott Corporation. He is a former Executive Vice President of Marriott Corporation and President of Marriott's Airport Operations Group. Mr. Altobello currently serves as a director of American Management Systems, Inc. and Blue Cross and Blue Shield of Maryland, Inc.

William Nicholson became a Director of CPC in June, 1997. Mr. Nicholson has been a private investor since September 1992. Prior to that, he served for eight years as the Chief Operating Officer of Amway Corporation, the world's largest multilevel marketing company, based in Ada, Michigan. He remains an advisor to Amway Corporation's Policy Board.

BOARD COMMITTEES

The Board of Directors of the Company has established a compensation committee (the "Compensation Committee") and an audit committee (the "Audit Committee"). The Compensation Committee, which consists of Dr. Stern and Messrs. Malek and Nicholson, determines the salaries and bonuses of the Company's executive officers. The Compensation Committee will also administer the Company's Stock Option Plan (the "Option Plan"). The Audit Committee recommends the appointment of auditors and oversees the accounting and audit functions of the Company. Messrs. Keller, Altobello and Pottow currently serve as members of the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

EXECUTIVE COMPENSATION

The following table sets forth certain information concerning the compensation paid or earned during fiscal 1996 by the Company's Chief Executive Officer and the four other most highly paid executive officers whose total salary and bonus exceeded $100,000 for services rendered to the Company during fiscal 1996. The Company did not maintain any long-term incentive plans nor did it grant stock appreciation rights or restricted stock awards.

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION FOR YEAR ENDED
                                                             SEPTEMBER 27, 1996
                                                  -----------------------------------------
                                                                             OTHER ANNUAL             OTHER
          NAME AND PRINCIPAL POSITION              SALARY       BONUS       COMPENSATION(1)     COMPENSATION(2)(3)
------------------------------------------------  --------     --------     ---------------     ------------------
William Dordelman...............................  $455,000     $315,000                 0           $1,607,500
  Chairman of the Board and Chief Executive
     Officer
William Willett.................................  $300,000     $225,000                 0           $  475,000
  President, Chief Operating Officer and
     Director
Ricardo DeSantis................................  $174,576     $115,000                 0           $  175,000
  Vice President of Marketing
Joseph Ugenti...................................  $111,000     $ 50,000                 0           $  100,000
  Vice President of Customer Acquisition
Kenneth Payne...................................  $128,000     $ 45,000                 0           $   50,000
  Vice President of Operations

---------------
(1) Represents perquisites and other personal benefits, if such benefit exceeds the lesser of $50,000 or 10% of the total annual salary and bonus for the executive officer.

(2) Represents amounts awarded based on the Company's performance incentive adopted in January 1995, which provided certain senior managers with a nonrecurring cash bonus earned and paid in fiscal 1996 in connection with the refinancing of the Company's debt.

(3) Amount excludes the redemption of management stock as follows; $293,000 to William Dordelman, $193,000 to William Willet, $64,000 to Ricardo DeSantis, $32,000 to Joseph Ugenti and $19,000 to Kenneth Payne. See "Certain Relationships and Related Transactions -- Management Equity Incentive Plan."

DIRECTOR COMPENSATION

Directors are reimbursed for certain expenses incurred by them in connection with attendance to meetings of the Board. Other than with respect to reimbursements for expenses, directors who are also employees or officers of the Company do not receive compensation to serve as directors. The Company compensated non-employee directors for services provided in such capacity in the aggregate amount of $10,500 in fiscal 1996.

EMPLOYMENT AGREEMENTS

In connection with the consummation of the Transactions, the Company entered into employment agreements with Messrs. William Dordelman, William Willett, Thomas Taylor and Ricardo DeSantis. The employment agreements are for a one year rolling term. The employment agreements provide for (i) payment of a base annual salary of $455,000 to William Dordelman, $300,000 to William Willett, $195,000 to Thomas Taylor and $195,000 to Ricardo DeSantis; (ii) a minimum annual base salary increase to reflect the consumer price index; (iii) payment of bonuses based upon achievement of certain profitability targets of the Company; and (iv) certain fringe benefits. Each employment agreement provides that the executive may be terminated by the Company only with cause or upon payment of a full year's salary and benefits (excluding bonus) following notice of termination. Each employment agreement provides that the executive will not compete with the Company during the period of employment and for a period of two years following termination of employment for good cause and one year following termination of employment other than for good cause.

MANAGEMENT EQUITY INVESTMENT

In connection with the consummation of the Transactions, the Management Investors exchanged certain of their existing shares of common stock of Holdings (valued for such purpose at the amount that would otherwise be payable for such shares in connection with the Merger) and contributed cash in the aggregate amount of $2.1 million in exchange for an aggregate of

21,200 shares of common stock of CPAC. Upon consummation of the Merger, each share of common stock of CPAC was converted into one share of common stock of CPH. Pursuant to a shareholders' agreement entered into in connection with the Equity Contribution, the Management Investors have incidental registration rights, tag-along rights, antidilution protection and in certain circumstances a mandatory redemption right, and are subject to certain restrictions on the transfer of their shares, a bring-along right and certain call provisions exercisable by CPH or Thayer.

STOCK OPTION PLAN

In connection with the consummation of the Transactions, the Board of Directors will adopt and the stockholders of CPH will approve the 1997 Stock Option Plan. Options for an aggregate of 15% of CPH's common equity will be granted to management of the Company under such plan. The options will become vested based upon service or the achievement of certain performance objectives of the Company. Two-thirds of the options will become fully vested upon a change of control or other similar transaction involving CPH.

EMPLOYEES' PENSION PLAN

Since 1976, the Company has maintained a defined contribution pension plan (the "Plan"). Employees who have completed six months of service and have reached the age 20 1/2 are eligible to participate in the Plan. The Company contributes annually to a participant's account based upon a variable percentage of a participant's annual compensation. The Plan also permits eligible employees to make voluntary contributions within specified limits. The contributions for employees who became participants prior to January 1, 1989 are 30% vested after three years of service and the contributions for employees who become participants after January 1, 1989 are 20% vested after three years of service. Contributions become vested thereafter at a rate of 20% for each additional full year of service, until fully vested. Benefits are distributed at the time of the employee's death, disability, termination or retirement after age 55 and may be distributed in the form of an annuity or, in some circumstances, other methods of payment, such as lump sum or in installments over a fixed period. Contributions are forfeited when a participant's employment is terminated prior to full vesting under the Plan. Such forfeited amounts are used to reduce the Company's contributions to the Plan. Pension expenses under the Plan were approximately $908,000, $885,000 and $633,000 for the fiscal years ended September 27, 1996, September 29, 1995, and September 30, 1994, respectively.

401(K) PLAN

The Company sponsors a 401(k) Plan available for all non-union employees who have attained the age 21 and have completed one year of service with the Company. The plan was adopted effective February 1, 1986 and was amended effective February 1, 1988 and January 1, 1989, as hereinafter described. Under the plan's qualified cash or deferred arrangement, a participant may, under an arrangement with the Company, elect to have up to 20% of their annual compensation paid to the plan on behalf of the participant, in lieu of the participant's current receipt of such compensation. In addition to the employee's contribution, the Company may, but need not, make discretionary contributions to the plan in such amounts as it determines. A participant's contributions made under the qualified cash or deferred arrangement are 100% vested at all times. For employees who became participants of the plan prior to January 1, 1989, discretionary contributions are 30% vested after three years of service and for employees who become participants after January 1, 1989, discretionary contributions made under the plan are 20% vested after three years of service. Discretionary contributions become vested thereafter at the rate of 20% for each additional full year of service, until 100% vested. Benefits are payable upon a participant's termination of employment for any reason, in the form of one lump sum payment or in installments extending over a fixed period of years, depending upon the employee's election.

                             PRINCIPAL STOCKHOLDERS

All of CPC's issued and outstanding capital stock is owned by CPH. The issued and outstanding capital stock of each of the Subsidiary Guarantors is owned by CPC. The table sets forth, as of June 27, 1997, the Common Stock of CPH owned beneficially or of record (i) by any person in an amount in excess of five percent of such Common Stock; (ii) by each director of the Company who is a shareholder; (iii) by each executive officer of the Company; and (iv) by all directors and executive officers of the Company as a group. In addition, Thayer owns 100% of CPH's 10,000 outstanding shares of 15% payable-in-kind redeemable preferred stock, par value $0.01 per share. See "The Transactions."

                                                                        ---------------------------------
                                                                                              PERCENTAGE
                                                                         NUMBER OF                OF
                                                                         SHARES OF           OUTSTANDING
                                                                        COMMON STOCK         COMMON STOCK
                 NAME AND ADDRESS OF BENEFICIAL OWNER                   OF CPH(1)(3)         OF CPH(1)(3)
----------------------------------------------------------------------  ------------         ------------
Thayer Equity Investors III, L.P. (2)                                      128,800(3)(4)          85.9%
1455 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

William Dordelman                                                           10,000                 6.7%
Colorado Prime Corporation
One Michael Avenue
Farmingdale, New York 11735

William Willett                                                              5,000                 3.3%
Colorado Prime Corporation
One Michael Avenue
Farmingdale, New York 11735

Thomas Taylor                                                                2,300                 1.5%
Colorado Prime Corporation
One Michael Avenue
Farmingdale, New York 11735

Ricardo DeSantis                                                             1,650                 1.1%
Colorado Prime Corporation
One Michael Avenue
Farmingdale, New York 11735

Other Executive Officers                                                     2,250                 1.5%

All directors and executive officers as a group (2)                         21,200(2)             14.1%

---------------
(1) Excludes 19,608 shares of CPH Common Stock that may be acquired upon the exercise of the Warrants which represent 10% of CPH Common Stock on a fully-diluted basis (without taking into account shares of CPH Common Stock which will be subject to CPH's 1997 Stock Option Plan). See
    "Management -- Stock Option Plan."

(2) Thayer Equity Investors III, L.P. is a Delaware limited partnership whose general partner is TC Equity Partners, L.L.C. ("TC Equity Partners"). The members of TC Equity Partners are Frederic Malek, Dr. Paul Stern and Rick Rickertsen. Mr. Malek and Dr. Stern are directors of CPC and may be deemed to be the beneficial owners of the shares of CPH common stock owned and controlled by Thayer. Mr. Malek and Dr. Stern disclaim beneficial ownership of such shares.

(3) Excludes 26,471 shares of CPH Common Stock that may be acquired upon the exercise of warrants held by Thayer, which represent 13.5% of CPH Common Stock on a fully-diluted basis (without taking into account shares of CPH common stock which will be subject to CPH's 1997 Stock Option Plan). See "Management -- Stock Option Plan."

(4) Includes shares of CPH Common Stock owned by TC Co-Investors, LLC ("Co-Investors"). Co-Investors is a Delaware limited liability company which is controlled by TC Equity Partners.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

11.5% Senior Subordinated Notes

During fiscal 1994, 1995 and 1996, the Company paid interest of $2.9 million, $2.9 million and $0.6 million, respectively, on $25.0 million aggregate principal amount of its 11.5% Senior Subordinated Notes due May 17, 1998 to KPC Acquisition Company L.P. ("KPC"). KPC, the controlling shareholder of Holdings, purchased the Notes as part of a series of transactions resulting from the purchase of Holdings. These Notes were repaid on December 20, 1995.

Management Advisory and Transaction Fees

During each of the three fiscal years ended September 27, 1996, the Company paid Kohlberg & Co. management advisory and consulting services fees in the amount of $0.5 million.

In connection with the Transactions, the Company paid a transaction fee of $1.4 million to TC Management L.L.C. ("TC Management"), an affiliate of Thayer Equity Investors III, L.P., in consideration for services in arranging the financing for the Transactions.

In May, 1997 following the consummation of the transactions the Company and TC Management entered into a management and consulting agreement pursuant to which TC Management will provide management advisory and consulting services to the Company for which it will receive a payment of $0.5 million annually.

The Company believes that the management advisory and transaction fees paid to Kohlberg & Co. and paid or to be paid to TC Management are comparable to fees that would be paid to unaffiliated third parties for similar services.

Management Equity Incentive Plan

In January 1995, the Company implemented an equity incentive plan to provide a performance incentive to the Company's management. An aggregate of approximately 747,000 shares of Class A, Class B and Class C Management Common Stock of Holdings ("Management Stock") were issued to certain members of management, including Messrs. Dordelman, Willett, DeSantis and Taylor. In May 1996, approximately 44,730 shares of Management Stock were redeemed from certain members of management in exchange for $1.2 million in connection with a refinancing of the Company's debt. All outstanding shares of Management Stock were redeemed in connection with the closing of the Transactions for an aggregate consideration of approximately $7.3 million of which approximately $2.1 million was reinvested in CPAC as discussed below.

Equity Contribution of CPAC

In connection with the Transactions and immediately prior to the Merger, Thayer contributed cash in the amount of $22.9 million in exchange for 128,800 shares of common stock, $0.01 par value per share, of CPAC, 10,000 shares of 15% payable-in-kind redeemable preferred stock, $0.01 par value per share, of CPAC and warrants to purchase 26,471 common shares of CPAC at an exercise price of $0.01 per share. Certain senior managers of CPC including Messrs. Dordelman, Willett, Taylor and DeSantis exchanged certain of their existing common shares of Holdings (valued for such purpose at the amount that would otherwise be payable for such shares in connection with the Merger) and contributed cash in the aggregate amount of $2.1 million in exchange for an aggregate of 21,200 shares of common stock of CPAC.

Shareholders Agreement

In connection with the Transactions, Thayer, CPH and the Management Investors entered into a shareholders agreement provides the Management Investors with incidental registration rights, tag-along rights, antidilution protection and in certain circumstances mandatory redemption rights. The Management Investors are subject to a bring-along right and certain call provisions exercisable by CPH or Thayer.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

GENERAL

In connection with the Transactions, CPC entered into the Credit Agreement with Dresdner Bank AG, New York and Grand Cayman Branches ("Dresdner"), as agent, and certain other financial institutions (collectively with Dresdner, the "Lenders"). The information relating to the Credit Agreement is qualified in its entirety by reference to the complete text of the documents entered into in connection therewith. The following is a description of the terms of the Credit Agreement.

The Credit Agreement provides for a Working Capital Revolver of $50.0 million, a portion of which is available for letters of credit. In connection with the Transactions, CPC borrowed approximately $24.0 million under the Working Capital Revolver. The $26.0 million of undrawn availability under the Working Capital Revolver is available for working capital, permitted acquisitions and general corporate purposes.

The obligations of the Company under the Credit Agreement to the Lenders and any banks issuing letters of credit is guaranteed by CPH. The borrowings under the Credit Agreement are secured by first priority perfected security interests in all the assets of CPC. CPH's guarantee under the Credit Agreement is secured by a pledged by CPH of all issued and outstanding capital stock of the Company. Each of CPC's subsidiaries were also required to issue a guarantee under the Credit Agreement which is secured by first priority perfected security interests in all the assets of such subsidiary, and CPC pledged the issued and outstanding capital stock of each such subsidiary owned by CPC to secure indebtedness under the Credit Agreement.

Under the Working Capital Revolver, CPC is entitled to draw amounts subject to availability pursuant to a borrowing base requirement in order to meet the Company's working capital requirements for permitted acquisitions and for general corporate purposes including having letters of credit issued. The borrowing base consists of the sum of certain percentages of (i) eligible food-related and non-food-related accounts receivable (excluding certain overdue accounts receivable, discounted and credited items, certain governmental items and other exclusions as may be determined by Dresdner) and (ii) Eligible Inventory (as defined in the Credit Agreement). The Company believes that the available borrowing base is at least $50.0 million. The Working Capital Revolver has a final maturity date of April 30, 2002.

INTEREST RATES

The Working Capital Revolver accrues interest at the Base Rate (as defined in the Credit Agreement) or LIBOR (as defined in the Credit Agreement) plus, in each case, the applicable margin. The applicable margin is expected to be 0.0% per annum over the Base Rate, and 1.75% per annum over LIBOR with respect to initial borrowings under the Working Capital Revolver. The applicable margin will vary over the term of the Credit Agreement based on the Company's achievement of specified financial ratios.

MANDATORY PREPAYMENTS

The Credit Agreement requires that upon an initial public offering by CPH, CPC or any subsidiary of CPC of its common or other voting stock, 100% of the net proceeds from such offering will be applied to reduce permanently borrowings outstanding under the Notes, the Working Capital Revolver or both, as the Company elects.

COVENANTS

The Credit Agreement provides that the Working Capital Revolver will impose certain covenants and other requirements on CPC and CPC's subsidiaries. The Credit Agreement requires the Company to meet certain financial tests, including a minimum fixed charge coverage ratio, a minimum interest coverage ratio, a maximum leverage ratio, the maintenance of a minimum net worth and a limitation on capital expenditures.

The Credit Agreement also contains, among other things, certain negative covenants and restrictions on actions by the Company that will, among other things, restrict: (i) the incurrence and existence of indebtedness; (ii) consolidations, mergers and sales of assets; (iii) the incurrence and existence of liens or other encumbrances; (iv) the incurrence and existence of contingent obligations; (v) the payment of dividends and repurchases of capital stock; (vi) prepayments and amendments of certain subordinated debt instruments; (vii) investments, loans and advances; (viii) changes in fiscal year; (ix) certain transactions with affiliates; and (x) changes in lines of business.

EVENTS OF DEFAULT

The Credit Agreement specifies certain customary events of default, including non-payment of principal, interest or fees; violation of covenants; inaccuracy of representations and warranties in any material respect; cross-default to certain other indebtedness and agreements; bankruptcy and insolvency events; material judgments and liabilities; change of control of CPC and unenforceability of certain documents under the Credit Agreement.

FEES AND EXPENSES

The Credit Agreement provides that CPC will pay a fee on the unused portion of the Working Capital Revolver at an annual rate determined pursuant to the Credit Agreement. In addition, annual fees at a rate equal to the applicable margin in effect on the date of payment on LIBOR loans under the Working Capital Revolver will be payable with respect to credit enhancement letters of credit and a fee at an annual rate of 1.25% will be payable with respect to documentary letters of credit. A bank issuing a letter of credit will be entitled to an annual fee at a rate of at least 0.25%. Letters of credit issued under the Working Capital Revolver shall count as utilization for all purposes, including the commitment fee calculation.

                               THE EXCHANGE OFFER

The Old Notes were sold by CPC on May 9, 1997 to the Initial Purchasers who in turn sold the Old Notes in transactions exempt from the registration requirements of the Securities Act. In connection with the sale of the Old Notes, CPC and the Initial Purchasers entered into the Registration Rights Agreement, which requires CPC to file with the Commission a registration statement under the Securities Act with respect to the New Notes, identical in all material respects to the Old Notes, and to use its best efforts to cause such registration statement to become effective under the Securities Act. CPC is further obligated, upon the effectiveness of that registration statement, to offer the holders of the Old Notes the opportunity to exchange their Old Notes for a like principal amount of New Notes, which will be issued without a restrictive legend and may be reoffered and resold by the holder without restrictions or limitations under the Securities Act. In the event certain circumstances occur which would result in either the New Notes not becoming freely tradeable or certain holders of the Old Notes not being eligible to participate in the Exchange Offer, then CPC is required to file and use its best efforts to cause the Old Notes to be registered under the Securities Act. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Exchange Offer is being made pursuant to the Registration Rights Agreement to satisfy CPC's obligations thereunder. The term "Holder" with respect to the Exchange Offer means any person in whose name the Old Notes are registered on the Registrar's books or any other person who has obtained a properly completed assignment from the registered holder or any participant in The Depository Trust Company ("DTC") system whose name appears on a security position listing as the holder of such Old Notes and who desires to deliver such Old Notes by book-entry transfer at DTC. See "Description of Notes -- Registration Rights Agreement."

Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), CPC will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on October 10, 1997; provided, however, that if CPC, in its sole discretion, has extended the period of time during which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the applicable Exchange Offer is extended.

As of the date of this Prospectus, $100,000,000 aggregate principal amount of the Old Notes are outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about September 15, 1997 to all Holders of Old Notes known to CPC. CPC's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain customary conditions as set forth under "-- Certain Conditions to the Exchange Offer" below.

CPC expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by CPC. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Old Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 or any integral multiple thereof.

CPC expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "-- Certain Conditions to the Exchange Offer." CPC will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

Only a Holder of Old Notes may tender such Old Notes in the Exchange Offer. The tender to CPC of Old Notes by a Holder thereof as set forth below and the acceptance thereof by CPC will constitute a binding agreement between the tendering Holder and CPC upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. A Holder who wishes to tender Old Notes for exchange pursuant the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of New York as the Exchange Agent at the address set forth below under "-- Exchange Agent" or (in the case of a book-entry transfer) an Agent's Message in lieu of the Letter of Transmittal on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or (iii) the Holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR CERTIFICATES FOR OLD NOTES SHOULD BE SENT TO CPC.

The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to and received by the Exchange Agent and forming a part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the tendering Participant, which acknowledgment states that such Participant has received and agrees to be bound by the Letter of Transmittal and that the Company may enforce the Letter of Transmittal against such Participant.

Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "-- Withdrawal Rights"), as the case may be, must be guaranteed (see
"-- Guaranteed Delivery Procedures") unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guaranties must be by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by CPC in its sole discretion, duly executed by the registered Holder exactly as the name or names of the registered Holder or Holders appear on the Old Notes with the signature thereon guaranteed by an Eligible Institution.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by CPC in its sole discretion, which determination shall be final and binding. CPC reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or not to accept any particular Old Notes which acceptance might, in the judgment of CPC or its counsel, be unlawful. CPC also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by CPC shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as CPC shall determine. None of CPC, the Exchange Agent or any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such person should so indicate when signing and, unless waived by CPC, proper evidence satisfactory to CPC of their authority to so act must be submitted with the Letter of Transmittal.

By tendering, each Holder will represent to CPC that, among other things, (i) the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, (ii) neither the Holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New Notes, (iii) neither the Holder nor such other person are "affiliates" of CPC and

(iv) if the Holder or such other person is not a broker-dealer, such person is not engaged in, and does not intend to engage in, a distribution of the New Notes. If any Holder or any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of CPC or is engaged in or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of such New Notes to be acquired pursuant to the Exchange Offers, such Holder or any such other person (i) may not rely on the applicable interpretation of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

Upon satisfaction or waiver of all of the conditions to the Exchange Offer, CPC will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See
"-- Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, CPC will be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral (promptly confirmed in writing) or written notice thereof to the Exchange Agent.

For each Old Note accepted for exchange, the Holder of such Old Notes will receive as set forth below under "Description of Notes" a New Note having a principal amount equal to that of the surrendered Old Notes. Accordingly, registered Holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid, from May 9, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer. In the event that
(i) the Registration Statement (or, if the Exchange Offer is not permitted under applicable law or the Commission policy, the Initial Shelf Registration) has not been filed on or prior to July 8, 1997, (ii) neither the Exchange Registration Statement is declared effective by the Commission nor, if applicable, the Shelf Registration is filed with the Commission on or prior to September 21, 1997, or
(iii) CPC has not exchanged the Exchange Notes for all Old Notes validly tendered in accordance with the terms of the Exchange Offer on or prior to October 21, 1997, the Shelf Registration has not been declared effective on or prior to October 21, 1997 or such Shelf Registration ceases to be effective during the Effectiveness Period (each such event referred to in clauses (i) through (iii), a ("Registration Default"), the annual interest rate borne by the Notes will be increased 0.25% for the first 90 days following the occurrence of such Registration Default and such interest will be increased an additional 0.25% at the beginning of each subsequent 90-day period until such Registration Default is cured, up to a maximum of an additional amount of 1.00% per annum. If the annual interest rate borne by the Old Notes shall have been increased by reason of the circumstances described in one or more of the preceding sentences, upon the cure of the Registration Default, the annual interest rates on the Old Notes will revert to the annual interest rates set forth on the cover page of this Prospectus. The Registration Statement was filed with the Commission on June 27, 1997 and was declared effective on September 12, 1997. See "Description of Notes -- Registration Rights Agreement." Old Notes not tendered or not accepted for exchange will continue to accrue interest from and after the date of consummation of the Exchange Offer.

In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal or an Agent's Message in lieu there of and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder thereof (or, in the cases of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus unless the Exchange Agent already has established an account with the Book-Entry Transfer Facility suitable for the Exchange Offer, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or a facsimile thereof, with any required signature guarantees or on Agent's Message in lieu thereof and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the addresses set forth below under "-- Exchange Agent" on or prior to the Expiration Date or the guaranteed procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

If a registered Holder of the Old Notes desires to tender such Old Notes and time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) on or prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by CPC (by telegram, telex, facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof or Agent's Message in lieu thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof or Agent's Message in lieu thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution within three NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. For a withdrawal to be effective, a written notice or facsimile transmission notice of withdrawal must be received by the Exchange Agent at the address set forth below under "-- Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing Holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates the withdrawing Holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such Holder is an Eligible Institution in which case such guarantee will not be required. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by CPC, whose determination will be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the Holder thereof without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

Notwithstanding any other provisions of the Exchange Offer, and subject to its obligations pursuant to the Registration Rights Agreement, CPC shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such New Notes for exchange, any of the following events shall occur:

          (i) any injunction, order or decree shall have been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair the ability of CPC to proceed with the Exchange Offer; or

          (ii) the Exchange Offer will violate any applicable law or any applicable interpretation of the staff of the Commission.

The foregoing conditions are for the sole benefit of CPC and may be asserted by CPC in whole or in part at any time and from time to time upon advice of outside counsel. The failure by CPC at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, CPC will not accept for exchange any Old Notes tendered and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order is threatened by the Commission or in effect with respect to the Registration Statement of which this Prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

The Exchange Offer is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

EXCHANGE AGENT

The Bank of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests or Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                      The Bank of New York, Exchange Agent

                                    By Mail:
                       101 Barclay Street, Floor 21 West
                            New York, New York 10286

               Attention: Corporate Trust Trustee Administration

                         By Hand or Overnight Courier:
                               101 Barclay Street
                            New York, New York 10286

                     Attn: Corporate Trust Services Window
                        Ground Level Reorganization, 7E

                                 By Facsimile:
                                  212-815-5915

                             Confirm by Telephone:
                                  212-815-2742

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

CPC will not make any payment to brokers, dealers, or others soliciting acceptances of the Exchange Offer.

The cash expenses to be incurred in connection with the Exchange Offer will be paid by CPC. Such expenses include registration fees, fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

TRANSFER TAXES

Holders who tender their Old Notes for exchanges will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct CPC to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering Holder will be responsible for the payment of the applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Old Notes regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. See "Description of Notes -- Registration Rights Agreement."

Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, CPC believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such holder which is an "affiliate" of CPC within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course or such Holders' business and such Holders, other than broker-dealers, have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the Commission has not considered the Exchange Offer in the context of a no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that (i) it is not engaged in, and does not intend to engage in, a distribution of such New Notes,
(ii) it has no arrangement or understanding to participate in a distribution of New Notes, (iii) it is not an "affiliate" of CPC and (iv) the New Notes are being acquired in the ordinary course of business. If any Holder is an affiliate of CPC or is engaged in or intends to engage in or has any arrangements or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) may not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes pursuant to the Exchange Offer must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. CPC has agreed that for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such laws of certain jurisdictions, if applicable, where the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with. CPC has agreed, pursuant to the Registration Rights Agreement, subject to certain limitations specified therein, to register or qualify the New Notes for offer or sale under the securities laws of such jurisdictions as any Holder reasonably requests in writing. Unless a Holder so requests, CPC does not currently intend to register or qualify the sale of the New Notes in any such jurisdictions.

                              DESCRIPTION OF NOTES

The Old Notes were issued under the Indenture and the New Notes also will be issued under the Indenture. The Old Notes and the New Notes will be treated as a single class of securities under the Indenture. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. A copy of the Indenture is available from CPC upon request. Whenever defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. The term Notes means the New Notes and the Old Notes treated as a single class.

PRINCIPAL, MATURITY AND INTEREST

The Notes will mature on May 1, 2004 and will bear interest at the rate per annum shown on the cover page hereof, except as noted under "-- Registration Rights," from the Issue Date or from the most recent interest payment date to which interest has been paid or provided for. Interest will be payable semiannually on May 1 and November 1 of each year, commencing November 1, 1997, to the Person in whose name a Note is registered at the close of business on the preceding April 15 or October 15 (each, a "Record Date"), as the case may be. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months. Holders must surrender the Notes to the paying agent for the Notes to collect principal payments. CPC will pay principal and interest by check and may mail interest checks to a holder's registered address, except that CPC may pay principal and interest on the Global Notes in immediately available funds.

OPTIONAL REDEMPTION

The Notes will be subject to redemption, at the option of CPC, in whole or in part, at any time on or after May 1, 2002 and prior to maturity, upon not less than 30 nor more than 60 days' notice mailed to each holder of Notes to be redeemed at his address appearing in the register for the Notes, in amounts of $1,000 or an integral multiple of $1,000, at the following redemption prices (expressed as percentages of principal amount) plus accrued interest to but excluding the date fixed for redemption (subject to the right of holders of record on the relevant Record Date to receive interest due on an interest payment date that is on or prior to the date fixed for redemption), if redeemed during the 12-month period beginning May 1 of the years indicated:

                                             YEAR                                   PERCENTAGE
            ----------------------------------------------------------------------  ----------
            2002..................................................................    106.250%
            2003..................................................................    103.125

In addition, prior to May 1, 2000, CPC may redeem up to 35% of the aggregate principal amount of the Notes with the net cash proceeds received by CPC or CPH from one or more public or private offerings of Capital Stock (other than Disqualified Stock) of CPC or CPH, at a redemption price (expressed as a percentage of the principal amount) of 112.50% of the principal amount thereof, plus accrued and unpaid interest to the date fixed for redemption; provided, however, that at least $65.0 million in aggregate principal amount of the Notes remains outstanding immediately after any such redemption (excluding any Notes owned by CPC or any of its Affiliates). Notice of redemption pursuant to this paragraph must be mailed to holders of Notes not later than 60 days following the consummation of such offering.

Selection of Notes for any partial redemption shall be made by the Trustee, in accordance with the rules of any national securities exchange on which the Notes may be listed or, if the Notes are not so listed, pro rata or by lot or in such other manner as the Trustee shall deem appropriate and fair. Notes in denominations larger than $1,000 may be redeemed in part but only in integral multiples of $1,000. Notice of redemption will be mailed before the date fixed for redemption to each holder of Notes to be redeemed at his or her registered address. On and after the date fixed for redemption, interest will cease to accrue on Notes or portions thereof called for redemption.

The Notes will not have the benefit of any sinking fund.

RANKING

The Notes will rank pari passu in right of payment with all other unsubordinated indebtedness of the Company. As of June 27, 1997, the Company had $123.0 million principal amount of indebtedness outstanding, $22.7 million of which was secured indebtedness under the Credit Agreement and $0.3 million of which was capital leases. CPC also had an additional $27.3 million of availability under the Credit Agreement. The Notes are not secured and will, therefore, effectively rank behind any secured indebtedness of the Company permitted under the Indenture (including all indebtedness under the Credit Agreement) to the extent of the value of the assets securing such indebtedness.

THE SUBSIDIARY GUARANTEE

The Indenture provides that the Subsidiary Guarantors will unconditionally guarantee, on an unsecured basis, all of the obligations of CPC under the Notes, including its obligations to pay principal, premium, if any, and interest with respect to the Notes. The obligations of each Subsidiary Guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor, will result in the obligations of the Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Except as provided in "-- Covenants" below, CPC is not restricted from selling or otherwise disposing of any of the Subsidiary Guarantors.

The Indenture provides that if the Notes are defeased in accordance with the terms of the Indenture, or if all or substantially all of the assets of a Subsidiary Guarantor or all of the Capital Stock of a Subsidiary Guarantor are sold (including by issuance or otherwise) by CPC or any of its Subsidiaries in a transaction constituting an Asset Disposition, and if (x) the Net Available Proceeds from such Asset Disposition are used in accordance with the covenant described under "-- Covenants -- Limitation on Certain Asset Dispositions" or
(y) CPC delivers to the Trustee an Officers' Certificate to the effect that the Net Available Proceeds from such Asset Disposition shall be used in accordance with the covenant described under "-- Covenants -- Limitation on Certain Asset Dispositions" and within the time limits specified by such covenant, then the Subsidiary Guarantor (in the event of a sale or other disposition of all of the Capital Stock of the Subsidiary Guarantor) or the corporation acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of the Subsidiary Guarantor) shall be released and discharged of its Subsidiary Guarantee obligations.

The Subsidiary Guarantee will be pari passu in right of payment with any other senior unsecured indebtedness of the Subsidiary Guarantor.

REGISTRATION RIGHTS AGREEMENT

CPC and the Subsidiary Guarantors have agreed with the Initial Purchasers pursuant to the terms of the Registration Rights Agreement, for the benefit of the holders of the Old Notes, that CPC and the Subsidiary Guarantors will use their best efforts, and at their cost, to file and cause to become effective a registration statement with respect to a registered offer to exchange the Old Notes for an issue of Exchange Notes of CPC with terms identical to the Old Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions or the additional interest provisions described below) which Exchange Notes will be guaranteed by the Subsidiary Guarantors with terms identical to the Subsidiary Guarantee. Upon such registration statement being declared effective, CPC shall offer the Exchange Notes in return for surrender of the Old Notes. Such offer shall remain open for not less than 20 business days after the date that notice of the exchange offer is mailed to holders of the Old Notes. For each Old Note surrendered to CPC under the Exchange Offer, the holder will receive an Exchange Note of equal principal amount.

In the event that applicable interpretations of the staff of the Commission do not permit CPC to effect such an Exchange Offer, CPC and the Subsidiary Guarantors shall, at their cost, use their best efforts to cause to become effective a shelf registration statement with respect to resales of the Old Notes (a "Shelf Registration Statement") and to keep such Shelf Registration Statement effective until the earliest of (i) two years after the Issue Date,
(ii) the time when the Notes registered thereunder can be sold by non-affiliates of CPC pursuant to Rule 144(k), or (iii) such time as all the Old Notes have been sold thereunder. CPC shall, in the event of such a shelf registration, provide to each holder copies of the prospectus, notify each holder when a registration statement for the Old Notes has become effective and take certain other actions as are required to permit resales of the Old Notes.

In the event that (i) the registration statement relating to the exchange offer (or, if the exchange offer is not permitted under applicable law or Commission policy, a Shelf Registration Statement) is not filed with the Commission on or prior to July 8, 1997, (ii) such registration statement is not declared effective by the Commission or a Shelf Registration Statement is not filed with the Commission on or prior to September 21, 1997 or (iii) the exchange offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to October 21, 1997 (each such event referred to in clauses (i) through (iii), a "Registration Default"), then CPC will pay additional interest (in addition to the interest otherwise due on the Notes) to each holder of Notes during the first 90-day period immediately following the occurrence of each such Registration Default in an amount of equal to 0.25% per annum. The amount of interest will increase by an additional 0.25% per annum for each subsequent 90-day period until such Registration Default is cured, up to a maximum amount of additional interest of 1.00% per annum. The Exchange Registration Statement referred to in clause (i) above was filed with the Commission on June 27, 1997 and was declared effective on September 12, 1997. Such additional interest will cease accruing on such Notes when the Registration Default has been cured.

COVENANTS

The Indenture contains, among others, the following covenants:

     Limitation of Indebtedness

The Indenture will provide that CPC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness), except: (i) Indebtedness of CPC or any of its Restricted Subsidiaries, if immediately after giving effect to the Incurrence of such Indebtedness and the receipt and application of the net proceeds thereof, the Consolidated Fixed Charge Coverage Ratio of CPC for the four full fiscal quarters for which quarterly or annual financial statements are available next preceding the Incurrence of such Indebtedness, calculated on a pro forma basis as if such Indebtedness had been Incurred, and such net proceeds received and applied, on the first day of such four full fiscal quarters, would be greater than 2.0 to 1.00; (ii) Indebtedness of CPC and its Restricted Subsidiaries Incurred under the Credit Agreement in an amount not to exceed $50.0 million;
(iii) Indebtedness owed by CPC to any direct or indirect Wholly Owned Subsidiary of CPC; provided, however, upon either (I) the transfer or other disposition by such direct or indirect Wholly Owned Subsidiary or CPC of any Indebtedness so permitted under this clause (iii) to a Person other than CPC or another direct or indirect Wholly Owned Subsidiary of CPC or (II) the issuance (other than directors' qualifying shares), sale, transfer or other disposition of shares of Capital Stock or other ownership interests (including by consolidation or merger) of such direct or indirect Wholly Owned Subsidiary to a Person other than CPC or another such Wholly Owned Subsidiary of CPC, the provisions of this clause (iii) shall no longer be applicable to such Indebtedness and such Indebtedness shall be deemed to have been Incurred at the time of any such issuance, sale, transfer or other disposition, as the case may be; (iv) Indebtedness of CPC or any Restricted Subsidiary under any interest rate agreement to the extent entered into to hedge any other Indebtedness permitted under the Indenture (including the Notes); (v) Indebtedness Incurred to renew, extend, refinance or refund (collectively for purposes of this clause (v) to "refund") any Indebtedness outstanding on the Issue Date, any Indebtedness Incurred under the prior clause (i) above or the Notes and the Subsidiary Guarantee; provided, however, that (I) such Indebtedness does not exceed the principal amount (or accrual amount, if less) of Indebtedness so refunded (plus unused commitments under revolving credit facilities) plus the amount of any premium required to be paid in connection with such refunding pursuant to the terms of the Indebtedness refunded or the amount of any premium reasonably determined by the issuer of such Indebtedness as necessary to accomplish such refunding by means of a tender offer, exchange offer, or privately negotiated repurchase, plus the expenses of such issuer reasonably incurred in connection therewith and (II)(A) in the case of any refunding of Indebtedness that is pari passu with the Notes, such refunding Indebtedness is made pari passu with or subordinate in right of payment to the Notes, and, in the case of any refunding of Indebtedness that is subordinate in right of payment to the Notes, such refunding Indebtedness is subordinate in right of payment to the Notes on terms no less favorable to the holders of the Notes than those contained in the Indebtedness being refunded, (B) in either case, the refunding Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, does not have an Average Life that is less than the remaining Average Life of the Indebtedness being refunded and does not permit redemption or other retirement (including pursuant to any required offer to purchase to be made by CPC or a Restricted Subsidiary of CPC) of such Indebtedness at the option of the holder thereof prior to the final stated maturity of the Indebtedness being refunded, other than a redemption or other retirement at the option of the holder of such Indebtedness (including pursuant to a required offer to purchase made by CPC or a Restricted Subsidiary of CPC) which is conditioned upon a change of control of CPC pursuant to provisions substantially similar to those contained in the Indenture described under "-- Change of Control" below and (C) any Indebtedness Incurred to refund any Indebtedness is Incurred by the obligor on the Indebtedness being refunded or by CPC; (vi) Indebtedness of CPC or its Subsidiaries not otherwise permitted to be Incurred pursuant to clauses (i) through (v) above which, together with any other outstanding Indebtedness Incurred pursuant to this clause (vi), has an aggregate principal amount not in excess of $5.0 million at any time outstanding, which Indebtedness may be incurred under the Credit Agreement or otherwise; (vii) Indebtedness of CPC under the Notes incurred in accordance with the Indenture; (viii) Indebtedness outstanding on the Issue Date; (ix) Indebtedness incurred by CPC or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including, without limitation, letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims or self-insurance, and obligations in respect of performance and surety bonds and completion guarantees provided by CPC or any Restricted Subsidiary of CPC in the ordinary course of business; (x) guarantees by CPC or its Restricted Subsidiaries of Indebtedness otherwise permitted to be Incurred hereunder; (xi) Indebtedness pursuant to a Permitted Receivables Financing; provided, however, that Indebtedness Incurred under such Permitted Receivables Financing and Indebtedness Incurred pursuant to clause (ii) above shall not exceed $50.0 million in the aggregate at any time outstanding; and (xii) Indebtedness (including Capitalized Lease Obligations) Incurred by CPC or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount outstanding not to exceed 5.0% of Tangible Assets at any time (which amount may, but need not, be Incurred in whole or in part under the Credit Agreement) provided that the principal amount of such Indebtedness does not exceed the fair market value of such property or equipment at the time of Incurrence thereof.

     Limitation on Restricted Payments

The Indenture will provide that CPC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, (i) declare or pay any dividend, or make any distribution of any kind or character (whether in cash, property or securities), in respect of any class of the Capital Stock of CPC or any of its Restricted Subsidiaries or to the holders thereof, excluding any (x) dividend or distribution payable solely in shares of Capital Stock of CPC (other than Disqualified Stock) or in options, warrants or other rights to acquire Capital Stock of CPC (other than Disqualified Stock), or (y) in the case of any Restricted Subsidiary of CPC, dividends or distributions payable to CPC or a Restricted Subsidiary of CPC, (ii) purchase, redeem, or otherwise acquire or retire for value shares of Capital Stock of CPC or any of its Restricted Subsidiaries, any options, warrants or rights to purchase or acquire shares of Capital Stock of CPC or any of its Restricted Subsidiaries or any securities convertible or exchangeable into shares of Capital Stock of CPC or any of its Restricted Subsidiaries, excluding any such shares of Capital Stock, options, warrants, rights or securities which are owned by CPC or a Restricted Subsidiary of CPC, (iii) make any Investment in (other than a Permitted Investment), or payment on a guarantee of any obligation of, any Person, other than CPC or a direct or indirect Wholly Owned Subsidiary of CPC, or (iv) redeem, defease, repurchase, retire or otherwise acquire or retire for value, prior to any scheduled maturity, repayment or sinking fund payment, Subordinated Indebtedness (each of the transactions described in clauses (i) through (iv) (other than any exception to any such clause) being a "Restricted Payment") if at the time thereof, (1) a Default or an Event of Default shall have occurred and be continuing, or (2) upon giving effect to such Restricted Payment, CPC could not Incur at least $1.00 of additional Indebtedness pursuant to the terms of the Indenture described in clause (i) of "-- Limitation on Indebtedness" above, or
(3) upon giving effect to such Restricted Payment, the aggregate of all Restricted Payments made on or after the Issue Date exceeds the sum of: (a) 50% of cumulative Consolidated Net Income of CPC (or, in the case cumulative Consolidated Net Income of CPC shall be negative, less 100% of such deficit) since the end of the fiscal quarter in which the Issue Date occurs through the last day of the fiscal quarter for which financial statements are available; plus (b) 100% of the aggregate net proceeds received after the Issue Date, including the fair market value of the property other than cash (determined in good faith by the Board of Directors of CPC as evidenced by a resolution of such Board of Directors filed with the Trustee), from the issuance of, or equity contribution with respect to, Capital Stock (other than Disqualified Stock) of CPC and warrants, rights or options on Capital Stock (other than Disqualified Stock) of CPC (other than in respect of any such issuance to a Restricted Subsidiary of CPC) and the principal amount of Indebtedness of CPC or any of its Restricted Subsidiaries that has been converted into or exchanged for Capital Stock of CPC which Indebtedness was Incurred after the Issue Date; plus (c) 100% of the aggregate after-tax net proceeds, including the fair market value of property other than cash (determined in good faith by the Board of Directors of CPC as evidenced by a resolution of such Board of Directors filed with the Trustee) of the sale or other disposition of any Investment constituting a Restricted Payment made after the Issue Date; provided that any gain on the sale or disposition included in such after tax net proceeds shall not be included in determining Consolidated Net Income for purposes of clause (a) above.

The foregoing provisions will not be violated by (i) any dividend on any class of Capital Stock of CPC or any of its Restricted Subsidiaries paid within 60 days after the declaration thereof if, on the date when the dividend was declared, CPC or such Restricted Subsidiary, as the case may be, could have paid such dividend in accordance with the provisions of the Indenture, (ii) the renewal, extension, refunding or refinancing of any Indebtedness otherwise permitted pursuant to the terms of the Indenture described in clause (v) of "-- Limitation on Indebtedness" above, (iii) the exchange or conversion of any Indebtedness of CPC or any of its Restricted Subsidiaries for or into Capital Stock of CPC (other than Disqualified Stock), (iv) the redemption, repurchase, retirement or other acquisition of any Capital Stock of CPC in exchange for or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of CPC) of Capital Stock of CPC (other than Disqualified Stock); provided, however, that the proceeds of such sale of Capital Stock shall not be (and have not been) included in subclause (b) of clause (3) of the preceding paragraph, (v) the payment of dividends to CPH in an amount equal to the amount required for CPH to pay Federal, state and local income taxes to the extent such income taxes are attributable to the income of CPC and its Restricted Subsidiaries, (vi) payments of up to $500,000 annually to TC Management L.L.C., for management and financial advisory services pursuant to the terms of a management and consulting agreement entered into between the Company and TC Management L.L.C., (vii) other Restricted Payments of up to $5.0 million in the aggregate, (viii) payments in lieu of fractional shares in an amount not in excess of $100,000 in the aggregate; (ix) distributions to CPH to permit CPH to repurchase its common stock at no more than fair market value (determined in good faith by the Board of Directors of CPC as evidenced by a resolution of such Board of Directors filed with the Trustee) from present or former Management Investors in an amount not in excess of $2.0 million in the aggregate; and (x) a payment of merger fees to TC Management L.L.C. in connection with the consummation of the Transactions which payment is made on the Issue Date. Each Restricted Payment described in clauses (i) (to the extent not already taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (3) of the preceding paragraph), (v),
(vi), (vii), (viii) and (ix) of the previous sentence shall be taken into account for purposes of computing the aggregate amount of all Restricted Payments pursuant to clause (3) of the preceding paragraph.

The Indenture will provide that for purposes of this covenant, (i) an "Investment" shall be deemed to have been made at the time any Restricted Subsidiary is designated as an Unrestricted Subsidiary in an amount (proportionate to CPC's equity interest in such Subsidiary) equal to the net worth of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated as an Unrestricted Subsidiary; (ii) at any date the aggregate of all Restricted Payments made as Investments since the Issue Date shall exclude and be reduced by an amount (proportionate to CPC's equity interest in such Subsidiary) equal to the net worth of an Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary, not to exceed, in the case of any such redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the amount of Investments previously made by CPC and the Restricted Subsidiaries in such Unrestricted Subsidiary (in each case (i) and
(ii) "net worth" to be calculated based upon the fair market value of the assets of such Subsidiary as of any such date of designation which shall, in no event, be less than zero), and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market at the time of such transfer.

     Limitation Concerning Distributions and Transfers by Restricted
Subsidiaries

The Indenture will provide that CPC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of CPC to (i) pay, directly or indirectly, dividends or make any other distributions in respect of its Capital Stock or pay any Indebtedness or other obligations owed to CPC or any Restricted Subsidiary of CPC, (ii) make loans or advances to CPC or any Restricted Subsidiary of CPC or
(iii) transfer any of its property or assets to CPC or any Restricted Subsidiary of CPC, except for such encumbrances or restrictions existing under or by reason of (a) any agreement in effect on the Issue Date as any such agreement is in effect on such date, (b) the Credit Agreement, (c) any agreement relating to any Indebtedness Incurred by such Restricted Subsidiary prior to the date on which such Restricted Subsidiary was acquired by CPC and outstanding on such date and not Incurred in anticipation or contemplation of becoming a Restricted Subsidiary and provided such encumbrance or restriction shall not apply to any assets of CPC or its Restricted Subsidiaries other than such Restricted Subsidiary, (d) customary provisions contained in an agreement which has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of a Restricted Subsidiary; provided, however, that such encumbrance or restriction is applicable only to such Restricted Subsidiary or assets, (e) an agreement effecting a renewal, exchange, refunding, amendment or extension of Indebtedness Incurred pursuant to an agreement referred to in clause (a) above, provided, however, that the provisions contained in such renewal, exchange, refunding, amendment or extension agreement relating to such encumbrance or restriction are no more restrictive in any material respect than the provisions contained in the agreement that is the subject thereof in the reasonable judgment of the Board of Directors of CPC as evidenced by a resolution of such Board of Directors filed with the Trustee, (f) the Indenture,
(g) applicable law, (h) customary provisions restricting subletting or assignment of any lease governing any leasehold interest of any Restricted Subsidiary of CPC, (i) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (iii) of this covenant, (j) restrictions of the type referred to in clause (iii) of this covenant contained in security agreements securing Indebtedness of a Restricted Subsidiary of CPC to the extent that such Liens were otherwise incurred in accordance with "-- Limitation on Liens" below and restrict the transfer of property subject to such agreements or (k) any agreement relating to a Permitted Receivables Financing.

     Limitation on Liens

The Indenture will provide that CPC will not, and will not permit any of its Restricted Subsidiaries to, incur any Lien on or with respect to any property or assets of CPC or such Restricted Subsidiary owned on the Issue Date or thereafter acquired or on the income or profits thereof, which Lien secures Indebtedness, without making, or causing any such Restricted Subsidiary to make, effective provisions for securing the Notes and all other amounts due under the Indenture (and, if CPC shall so determine, any other Indebtedness of CPC or such Restricted Subsidiary, including Subordinated Indebtedness; provided, however, that Liens securing the Notes and any Indebtedness pari passu with the Notes are senior to such Liens securing such Subordinated Indebtedness) equally and ratably with such Indebtedness or, in the event such Indebtedness is subordinate in right of payment to the Notes or the Subsidiary Guarantee prior to such Indebtedness, as to such property or assets for so long as such Indebtedness shall be so secured.

The foregoing restrictions shall not apply to (i) Liens existing on the Issue Date securing Indebtedness existing on the Issue Date; (ii) Liens securing Indebtedness outstanding under the Credit Agreement and any guarantees thereof to the extent that the Indebtedness secured thereby is permitted to be incurred under the covenant described under "-- Limitation on Indebtedness" above; (iii) Liens securing only the Notes and the Subsidiary Guarantees; (iv) Liens in favor of CPC or a Subsidiary Guarantor; (v) Liens to secure Indebtedness Incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of the property (or any other capital expenditure financing) subject to such Liens; provided, however, that (a) the aggregate principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such purchase price or cost, (b) such Lien does not extend to or cover any other property other than such item of property and any improvements on such item, (c) the Indebtedness secured by such Lien is Incurred by CPC within 180 days of the acquisition, construction or improvement of such property and (d) the Incurrence of such Indebtedness is permitted by the provisions of the Indenture described under "-- Limitation on Indebtedness" above; (vi) Liens on property existing immediately prior to the time of acquisition thereof (and not created in anticipation or contemplation of the financing of such acquisition);
(vii) Liens on property of a Person existing at the time such Person is acquired or merged with or into or consolidated with CPC or any such Restricted Subsidiary (and not created in anticipation or contemplation thereof); (viii) Liens to secure Indebtedness Incurred to extend, renew, refinance or refund (or successive extensions, renewals, refinancings or refundings), in whole or in part, any Indebtedness secured by the Liens referred to in the foregoing clauses
(i)-(vii) so long as such Liens do not extend to any other property and the principal amount of Indebtedness so secured is not increased except for the amount of any premium required to be paid in connection with such extension, renewal, refinancing or refunding pursuant to the terms of the Indebtedness extended, renewed, refinanced, or refunded by means of a tender offer, exchange offer or private negotiation plus the expenses of the issuer of such Indebtedness reasonably incurred in connection with such extension, renewal, refinancing or refunding; (ix) liens in favor of the Trustee as provided for in the Indenture; (x) Liens incurred in the ordinary course of business securing assets not having a fair market value in excess of $250,000 and (xi) Liens incurred in connection with a Permitted Receivables Financing.

     Limitation on Certain Asset Dispositions

The Indenture will provide that CPC will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make one or more Asset Dispositions unless: (i) CPC or such Restricted Subsidiary, as the case may be, receives consideration for such Asset Disposition at least equal to the fair market value of the assets sold or disposed of as determined by the Board of Directors of CPC in good faith and evidenced by a resolution of such Board of Directors filed with the Trustee; (ii) except in the case of a Permitted Asset Swap, not less than 75% of the consideration for the disposition consists of cash or readily marketable cash equivalents or the assumption of Indebtedness (other than non-recourse Indebtedness or any Subordinated Indebtedness) of CPC or such Restricted Subsidiary or other obligations relating to such assets (and release of CPC or such Restricted Subsidiary from all liability on the Indebtedness or other obligations assumed); and (iii) all Net Available Proceeds, less any amounts invested within 360 days of such Asset Disposition in assets related to the business of CPC (including the Capital Stock of another Person (other than any Person that is a Restricted Subsidiary of CPC immediately prior to such investment); provided, however, that immediately after giving effect to any such investment (and not prior thereto) such Person shall be a Restricted Subsidiary of CPC), are applied, on or prior to the 360th day after such Asset Disposition, unless and to the extent that CPC shall determine to make an Offer to Purchase, to the permanent reduction and prepayment of any unsubordinated Indebtedness of CPC then outstanding (including a permanent reduction of commitments in respect thereof). Any Net Available Proceeds from any Asset Disposition which is subject to the immediately preceding sentence that are not applied as provided in the immediately preceding sentence shall be used promptly after the expiration of the 360th day after such Asset Disposition, or promptly after CPC shall have earlier determined to not apply any Net Available Proceeds therefrom as provided in clause (iii) of the immediately preceding sentence, to make an Offer to Purchase outstanding Notes at a purchase price in cash equal to 100% of their principal amount plus accrued interest to the Purchase Date. Notwithstanding the foregoing, CPC may defer making any Offer to Purchase outstanding Notes until there are aggregate unutilized Net Available Proceeds from Asset Dispositions otherwise subject to the two immediately preceding sentences equal to or in excess of $5.0 million (at which time, the entire unutilized Net Available Proceeds from Asset Dispositions otherwise subject to the two immediately preceding sentences, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph). Any remaining Net Available Proceeds following the completion of the required Offer to Purchase may be used by CPC for any other purposes (subject to other provisions of the Indenture) and the amount of Net Available Proceeds then required to be otherwise applied in accordance with this covenant shall be reset to zero, subject to any subsequent Asset Disposition. These provisions will not apply to a transaction consummated in compliance with the provisions of the Indenture described under "-- Merger, Consolidations and Certain Sales of Assets" below.

In the event that CPC makes an Offer to Purchase the Notes, CPC shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e) of, and Rule 14e-1 under, the Exchange Act.

     Limitation on Issuance and Sale of Capital Stock of Restricted Subsidiaries

The Indenture will provide that CPC will not, and will not permit any of its Restricted Subsidiaries to, (a) transfer, convey, sell or otherwise dispose of any shares of Capital Stock of any Restricted Subsidiary of CPC (other than to CPC or a Wholly Owned Subsidiary of CPC), except that CPC and any such Restricted Subsidiary may, in any single transaction, sell all, but not less than all, of the issued and outstanding Capital Stock of any such Restricted Subsidiary to any Person, subject to complying with the provisions of the Indenture described under "-- Limitation on Certain Asset Dispositions" above or
(b) issue shares of Capital Stock of a Restricted Subsidiary of CPC (other than directors' qualifying shares), or securities convertible into, or warrants, rights or options to subscribe for or purchase shares of, Capital Stock of a Restricted Subsidiary of CPC to any Person other than to CPC or a Wholly Owned Subsidiary of CPC.

     Limitation on Transactions with Affiliates and Related Persons

The Indenture will provide that CPC will not, and will not permit any of its Restricted Subsidiaries to, enter into directly or indirectly any transaction with any of their respective Affiliates or Related Persons (other than CPC or a Restricted Subsidiary of CPC), including, without limitation, the purchase, sale, lease or exchange of property, the rendering of any service, or the making of any guarantee, loan, advance or Investment, either directly or indirectly, involving aggregate consideration in excess of $1,000,000 unless a majority of the disinterested directors of the Board of Directors of CPC determines, in its good faith judgment evidenced by a resolution of such Board of Directors filed with the Trustee, that the terms of such transaction are at least as favorable as the terms that could be obtained by CPC or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arms-length basis between unaffiliated parties; provided, however, that if the aggregate consideration is in excess of $5,000,000 CPC shall also obtain, prior to the consummation of the transaction, the favorable opinion as to the fairness of the transaction to CPC or such Restricted Subsidiary, from a financial point of view from an independent financial advisor. The provisions of this covenant shall not apply to (i) transactions permitted by the provisions of the Indenture described above under the caption "-- Limitation on Restricted Payments" above, (ii) reasonable fees and compensation paid to, and indemnity provided on behalf of, officers, directors and employees of CPC and its Restricted Subsidiaries as determined in good faith by the Board of Directors of CPC, (iii) loans to employees in the ordinary course of business which are approved in good faith by the Board of Directors of CPC and (iv) transactions in connection with a Permitted Receivables Financing.

     Change of Control

Within 30 days following the date of the consummation of a transaction resulting in a Change of Control, CPC will commence an Offer to Purchase all outstanding Notes at a purchase price in cash equal to 101% of their principal amount plus accrued interest to the Purchase Date. Such Offer to Purchase will be consummated not earlier than 30 days and not later than 60 days after the commencement thereof. Each holder shall be entitled to tender all or any portion of the Notes owned by such holder pursuant to the Offer to Purchase, subject to the requirement that any portion of a Note tendered must be an integral multiple of $1,000 principal amount. A "Change of Control" will be deemed to have occurred in the event that (whether or not otherwise permitted by the Indenture), after the Issue Date (a) any Person or any Persons acting together that would constitute a group (for purposes of Section 13(d) of the Exchange Act, or any successor provision thereto) (a "Group"), together with any Affiliates or Related Persons thereof, other than Permitted Holders, shall "beneficially own" (as defined in Rule 13d-3 under the Exchange Act, or any successor provision thereto) at least 40% of the voting power of the outstanding Voting Stock of CPC; (b) any sale, lease or other transfer (in one transaction or a series of related transactions) is made by CPC or any of its Restricted Subsidiaries of all or substantially all of the consolidated assets of CPC and its Restricted Subsidiaries to any Person; (c) CPC consolidates with or merges with or into another Person or any Person consolidates with, or merges with or into, CPC, in any such event pursuant to a transaction in which immediately after the consummation thereof Persons owning a majority of the Voting Stock of CPC immediately prior to such consummation shall cease to own a majority of the Voting Stock of CPC or the surviving entity if other than CPC, (d) Continuing Directors cease to constitute at least a majority of the Board of Directors of CPC; or (e) the stockholders of CPC approve any plan or proposal for the liquidation or dissolution of CPC.

In the event that CPC makes an Offer to Purchase the Notes, CPC shall comply with any applicable securities laws and regulations, including any applicable requirements of Section 14(e), and Rule 14e-1 under, the Exchange Act.

Subject to the limitations described herein, including the limitation on the Company's ability to incur indebtedness, the Company is not prohibited by the terms of the Indenture from entering into certain transactions, including acquisitions, refinancings, recapitalizations or other highly-leveraged transactions, that do not constitute a Change of Control under the Indenture. Such transactions could adversely affect Holders by increasing the indebtedness of the Company, some or all of which may be senior to the Notes, or otherwise adversely affecting the Company's capital structure and credit ratings. The occurrence of a Change of Control would constitute an Event of Default under the Credit Agreement.

With respect to the sale of assets referred to in the definition of "Change of Control," the phrase "all or substantially all" of the assets of CPC will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of "all or substantially all" of the assets of CPC has occurred. In addition, no assurances can be given that CPC will be able to acquire Notes tendered upon the occurrence of a Change of Control. Other than the Credit Agreement, CPC has no outstanding securities or liabilities that are pari passu with the Notes or that have Change of Control provisions. However, the ability of CPC to pay cash to the holders of Notes upon a Change of Control may be limited by its then existing financial resources. CPC has $22.7 million outstanding indebtedness and an additional $27.3 million available under the Credit Agreement. The indebtedness must be repaid prior to the repurchase of Notes upon a Change of Control. The Credit Agreement will prohibit the purchase of outstanding Notes prior to repayment of the borrowings under the Credit Agreement and any exercise by the holders of the Notes of their right to require CPC to repurchase the Notes will cause an event of default under the Credit Agreement. If CPC does not obtain such waiver or consent to repay such Indebtedness, CPC will remain prohibited from repurchasing the Notes. In such event, CPC's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would in turn constitute a default under the Credit Agreement and possibly other Indebtedness. None of the provisions relating to a repurchase upon a Change of Control are waivable by the Board of Directors of CPC or the Trustee.

     Mergers, Consolidations and Certain Sales of Assets

CPC will not consolidate or merge with or into any Person, or sell, assign, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of CPC to consolidate or merge with or into any Person or sell, assign, lease, convey or otherwise dispose of) all or substantially all of CPC's assets (determined on a consolidated basis for CPC and its Restricted Subsidiaries), whether as an entirety or substantially as an entirety in one transaction or a series of related transactions, including by way of liquidation or dissolution, to any Person unless, in each such case: (i) the entity formed by or surviving any such consolidation or merger (if other than CPC or such Restricted Subsidiary, as the case may be), or to which such sale, assignment, lease, conveyance or other disposition shall have been made (the "Surviving Entity"), is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Surviving Entity assumes by supplemental indenture all of the obligations of CPC on the Notes and under the Indenture; (iii) immediately after giving effect to such transaction and the use of any net proceeds therefrom on a pro forma basis, CPC or the Surviving Entity, as the case may be, could Incur at least $1.00 of Indebtedness pursuant to clause (i) of the provisions of the Indenture described under "-- Limitation on Indebtedness" above; (iv) immediately before and after giving effect to such transaction and treating any Indebtedness which becomes an obligation of CPC or any of its such Restricted Subsidiaries as a result of such transaction as having been incurred by CPC or such Restricted Subsidiary, as the case may be, at the time of the transaction, no Default or Event of Default shall have occurred and be continuing; and (v) if, as a result of any such transaction, property or assets of CPC or a Restricted Subsidiary would become subject to a Lien not excepted from the provisions of the Indenture described under "-- Limitation on Liens" above, CPC, Restricted Subsidiary or the Surviving Entity, as the case may be, shall have secured the Notes as required by said covenant. The provisions of this paragraph shall not apply to any merger of a Restricted Subsidiary of CPC with or into CPC or a Wholly Owned Subsidiary of CPC or any transaction pursuant to which a Subsidiary Guarantor is to be released in accordance with the terms of the Subsidiary Guarantee and the Indenture in connection with any transaction complying with the provisions of the Indenture described under "-- Limitation on Certain Asset Dispositions" above.

     Future Subsidiary Guarantors

The Indenture will provide that CPC will not create or acquire, nor permit any of its Restricted Subsidiaries to create or acquire, any Restricted Subsidiary after the Issue Date (other than a Securitization Subsidiary) unless, at the time such Restricted Subsidiary has either assets or stockholder's equity in excess of $25,000, such Restricted Subsidiary executes and delivers to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of CPC's obligations under the Notes and the Indenture on the terms set forth in the Indenture.

PROVISION OF FINANCIAL INFORMATION

Whether or not CPC is subject to Section 13(a) or 15(d) of the Exchange Act, or any successor provision thereto, following the effectiveness of the Exchange Offer CPC shall file with the Commission the annual reports, quarterly reports and other documents which CPC would have been required to file with the Commission pursuant to such Section 13(a) or 15(d) or any successor provision thereto if CPC were so required, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which CPC would have been required so to file such documents if CPC were so required. Regardless of whether CPC files such reports or other documents with the Commission, CPC shall (a) within 15 days of each Required Filing Date (i) transmit by mail to all holders of Notes, as the names and addresses appear in the Note Register, without cost to such holders, and (ii) file with the Trustee, copies of such annual reports, quarterly reports and other documents, and (b) if filing such documents by CPC with the Commission is not permitted under the Exchange Act, promptly upon written request supply copies of such documents to any prospective holder of Notes.

EVENTS OF DEFAULT

The following will be Events of Default under the Indenture: (a) failure to pay principal of (or premium, if any, on) any Note when due; (b) failure to pay any interest on any Note when due and payable, and the default continues for 30 days; (c) default in the payment of principal of and interest on Notes required to be purchased pursuant to an Offer to Purchase as described under "-- Covenants -- Change of Control" and "-- Covenants -- Limitation on Certain Asset Dispositions" above when due and payable; (d) failure to perform or comply with any of the provisions described under "-- Covenants -- Mergers, Consolidations and Certain Sales of Assets" above; (e) failure to perform any other covenant or agreement of CPC under the Indenture or the Notes and the default continues for 30 days after written notice to CPC by the Trustee or holders of at least 25% in aggregate principal amount of outstanding Notes; (f) default under the terms of one or more instruments evidencing or securing Indebtedness of CPC or any of its Subsidiaries having an outstanding principal amount of $5.0 million or more individually or in the aggregate that has resulted in the acceleration of the maturity of such Indebtedness or failure to pay principal when due at the stated maturity of any such Indebtedness; (g) the rendering of a final judgment or judgments (not covered by insurance and not subject to appeal) against CPC or any of its Subsidiaries in an amount of $5.0 million or more which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; (h) certain events of bankruptcy, insolvency or reorganization affecting CPC or any of its Subsidiaries; and (i) the Subsidiary Guarantee ceases to be in full force and effect or is declared null and void and unenforceable or is found to be invalid or a Subsidiary Guarantor denies its liability under the Subsidiary Guarantee (other than by reason of a release of such Subsidiary Guarantor from the Subsidiary Guarantee in accordance with the terms of the Indenture and the Subsidiary Guarantee).

If an Event of Default (other than an Event of Default with respect to CPC described in clause (h) of the preceding paragraph) shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may accelerate the maturity of all Notes, provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. If an Event of Default specified in clause (h) of the preceding paragraph with respect to CPC occurs, the outstanding Notes will ipso facto become immediately due and payable without any declaration or other act on the part of the Trustee or any holder. For information as to waiver of defaults, see "-- Modification and Waiver."

The Indenture provides that the Trustee shall, within 30 days after the occurrence of any Default or Event of Default with respect to the Notes, give the holders thereof notice of all uncured Defaults or Events of Default known to it; provided, however, that, except in the case of an Event of Default or a Default in payment with respect to the Notes or a Default or Event of Default in complying with "-- Covenants -- Mergers, Consolidations and Certain Sales of Assets," the Trustee shall be protected in withholding such notice if and so long as the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of the Notes.

No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Notes.

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

CPC will be required to furnish to the Trustee annually a statement as to its performance of certain of its obligations under the Indenture and as to any default in such performance.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE

CPC may terminate its substantive obligations and the substantive obligations of the Subsidiary Guarantors in respect of the Notes by delivering all outstanding Notes to the Trustee for cancellation and paying all sums payable by CPC on account of principal of, premium, if any, and interest on all Notes or otherwise. In addition to the foregoing, CPC may, provided that no Default or Event of Default has occurred and is continuing on the date of the deposit referred to below or during the period ending on the 95th calendar day after the date of such deposit, or would arise therefrom, terminate, on the 95th calendar day following the deposit referred to below, its substantive obligations and the substantive obligations of the Subsidiary Guarantors in respect of the Notes (except for CPC's obligation to pay the principal of (and premium, if any, on) and the interest on the Notes and such Subsidiary Guarantors' guarantee thereof) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United Sates Government Obligations sufficient (without reinvestment) to pay all remaining indebtedness on the Notes, (ii) delivering to the Trustee either an Opinion of Counsel or a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations, (iii) delivering to the Trustee an Opinion of Counsel to the effect that CPC's exercise of its option under this paragraph will not result in CPC, the Trustee or the trust created by CPC's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and (iv) complying with certain other requirements set forth in the Indenture. In addition, CPC may, provided that no Default or Event of Default has occurred, and is continuing on the date of the deposit referred to below or during the period ending on the 95th calendar day after the date of such deposit, or would arise therefrom, terminate, on the 95th calendar day following the deposit referred to below, all of its substantive obligations and all of the substantive obligations of the Subsidiary Guarantors in respect of the Notes (including CPC's obligation to pay the principal of (and premium, if any, on) and interest on the Notes and such Subsidiary Guarantors' guarantee thereof) by (i) depositing with the Trustee, under the terms of an irrevocable trust agreement, money or United States Government Obligations sufficient (without reinvestment) to pay all remaining indebtedness on the Notes, (ii) delivering to the Trustee either a ruling directed to the Trustee from the Internal Revenue Service to the effect that the holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and termination of obligations or an Opinion of Counsel based upon such a ruling addressed to the Trustee or a change in the applicable Federal tax law since the date of the Indenture, to such effect, (iii) delivering to the Trustee an Opinion of Counsel to the effect that CPC's exercise of its option under this paragraph will not result in CPC, the Trustee or the trust created by CPC's deposit of funds pursuant to this provision becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and (iv) complying with certain other requirements set forth in the Indenture.

GOVERNING LAW

The Indenture, the Notes and the Subsidiary Guarantee will be governed by the laws of the State of New York without regard to principles of conflicts of laws.

MODIFICATION AND WAIVER

Modifications and amendments of the Indenture may be made by CPC, the Subsidiary Guarantors and the Trustee with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the holder of each Note affected thereby, (a) change the Stated Maturity of the principal of or any installment of interest on any Note or alter the optional redemption or repurchase provisions of any Note or the Indenture in a manner adverse to the holders of the Notes, (b) reduce the principal amount of (or the premium) of any Note, (c) reduce the rate of or extend the time for payment of interest on any Note, (d) change the place or currency of payment of principal of (or premium) or interest on any Note, (e) modify any provisions of the Indenture relating to the waiver of past defaults or the right of the holders to institute suit for the enforcement of any payment on or with respect to any Note or the Subsidiary Guarantee or the modification and amendment of the Indenture and the Notes (other than to add sections of the Indenture or the Notes which may not be amended, supplemented or waived without the consent of each holder affected),
(f) reduce the percentage of the principal amount of outstanding Notes necessary for amendment to or waiver of compliance with any provision of the Indenture or the Notes or for waiver of any Default, (g) waive a default in the payment of principal of, interest on, or redemption payment with respect to, any Note (except a recision of acceleration of the Notes by the holders as provided in the Indenture and a waiver of the payment default that resulted from such acceleration), (h) modify the ranking or priority of the Notes or the Subsidiary Guarantee, (i) release the Subsidiary Guarantors from any of their respective obligations under the Subsidiary Guarantee or the Indenture otherwise than in accordance with the Indenture, or (j) modify the provisions relating to any Offer to Purchase required under the covenants described under "-- Covenants -- Limitation on Certain Asset Dispositions" or
"-- Covenants -- Change of Control" in a manner materially adverse to the holders of Notes with respect to any Asset Disposition that has been consummated or Change of Control that has occurred.

The holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all holders of Notes, may waive compliance by CPC with certain restrictive provisions of the Indenture. Subject to certain rights of the Trustee, as provided in the Indenture, the holders of a majority in aggregate principal amount of the outstanding Notes, on behalf of all holders of Notes, may waive any past default under the Indenture, except a default in the payment of principal, premium or interest or a default arising from failure to purchase any Note tendered pursuant to an Offer to Purchase, or a default in respect of a provision that under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Note affected.

THE TRUSTEE

The Indenture provides that, except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of a Default, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of CPC or any other obligor upon the Notes, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with CPC or an Affiliate of CPC; provided, however, that if it acquires any conflicting interest (as defined in the Indenture or in the Trust Indenture
Act), it must eliminate such conflict or resign.

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the Indenture or the Registration Rights Agreement. Reference is made to the Indenture or the Registration Rights Agreement for the full definitions of all such terms, as well as any other terms used herein for which no definition is provided.

"Acquired Indebtedness" means, with respect to any Person, Indebtedness of such Person (i) existing at the time such Person becomes a Restricted Subsidiary or
(ii) assumed in connection with the acquisition of assets from another Person, including Indebtedness Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with any specified Person. For purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

"Asset Disposition" means any sale, transfer or other disposition (including, without limitation, by merger, consolidation or sale-and-leaseback transaction) of (i) shares of Capital Stock of a Subsidiary of CPC (other than directors' qualifying shares) or (ii) property or assets of CPC or any Subsidiary of CPC; provided, however, that an Asset Disposition shall not include (a) any sale, transfer or other disposition of shares of Capital Stock, property or assets by a Restricted Subsidiary of CPC to CPC or to any Wholly Owned Subsidiary of CPC,
(b) any sale, transfer or other disposition of defaulted receivables for collection or any sale, transfer or other disposition of property or assets in the ordinary course of business, (c) any individual isolated sale, transfer or other disposition that does not involve aggregate consideration in excess of $250,000, (d) the grant in the ordinary course of business of any nonexclusive license of patents, trademarks, registrations therefor and other similar intellectual property, (e) any Lien (or foreclosure thereon) securing Indebtedness to the extent that such Lien is granted in compliance with "-- Covenants -- Limitation on Liens" above, (f) any Restricted Payment permitted by "-- Covenants -- Limitation on Restricted Payments" above, (g) the sale, lease, conveyance or disposition or other transfer of all or substantially all of the assets of CPC as permitted under "-- Covenants -- Mergers, Consolidations and Certain Sales of Assets" above; provided, that the assets not so sold, leased, conveyed, disposed of or otherwise transferred shall be deemed an Asset Disposition, (h) any disposition that constitutes a Change of Control or (i) any Permitted Receivables Financing.

"Average Life" means, as of the date of determination, with respect to any Indebtedness for borrowed money or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the dates of each successive scheduled principal or liquidation value payments of such Indebtedness or Preferred Stock, respectively, and the amount of such principal or liquidation value payments, by (ii) the sum of all such principal or liquidation value payments.

"Capital Lease Obligations" of any Person means the obligations to pay rent or other amounts under a lease of (or other arrangements conveying the right to use) real or personal property of such Person which are required to be classified and accounted for as capital leases or liabilities on the face of a balance sheet of such Person in accordance with GAAP. The amount of such obligations shall be the capitalized amount thereof in accordance with GAAP and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

"Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of corporate stock of such Person (including any Preferred Stock outstanding on the Issue Date).

"Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Consolidated EBITDA" of any Person means for any period the Consolidated Net Income of such Person for such period increased (to the extent Consolidated Net Income for such period has been reduced thereby) by the sum of (without duplication) (i) Consolidated Interest Expense of such Person for such period, plus (ii) Consolidated Income Tax Expense of such Person for such period, plus
(iii) the consolidated depreciation and amortization expense included in the income statement of such Person prepared in accordance with GAAP for such period, plus (iv) any other non-cash charges to the extent deducted from or reflected in Consolidated Net Income except for any non-cash charges that represent accruals of, or reserves for, cash disbursements to be made in any future accounting period.

"Consolidated Fixed Charge Coverage Ratio" of any Person means for any period the ratio of (i) Consolidated EBITDA of such Person for such period to (ii) the sum of (A) Consolidated Interest Expense of such Person for such period, plus
(B) the annual interest expense with respect to any Indebtedness proposed to be Incurred by such Person or its Restricted Subsidiaries, minus (C) Consolidated Interest Expense of such Person to the extent included in clause (ii)(A) with respect to any Indebtedness that will no longer be outstanding as a result of the Incurrence of the Indebtedness proposed to be Incurred, plus (D) the annual interest expense with respect to any other Indebtedness Incurred by such Person or its Restricted Subsidiaries since the end of such period to the extent not included in clause (ii)(A), minus (E) Consolidated Interest Expense of such Person to the extent included in clause (ii)(A) with respect to any Indebtedness that no longer is outstanding as a result of the Incurrence of the Indebtedness referred to in clause (ii)(D); provided, however, that in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness bearing a floating interest rate shall be computed on a pro forma basis as if the rate in effect on the date of computation (after giving effect to any hedge in respect of such Indebtedness that will, by its terms, remain in effect until the earlier of the maturity of such Indebtedness or the date one year after the date of such determination) had been the applicable rate for the entire period; provided, further, however, that, in the event such Person or any of its Restricted Subsidiaries has made any Asset Dispositions or acquisitions of assets not in the ordinary course of business (including acquisitions of other Persons by merger, consolidation or purchase of Capital Stock) during or after such period and on or prior to the date of computation, such computation shall be made on a pro forma basis as if the Asset Dispositions or acquisitions had taken place on the first day of such period. Calculations of pro forma amounts in accordance with this definition shall be done in accordance with Article 11 of Regulation S-X under the Securities Act of 1933 or any successor provision and may include reasonably ascertainable cost savings.

"Consolidated Income Tax Expense" of any Person means for any period the consolidated provision for income taxes of such Person and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with GAAP.

"Consolidated Interest Expense" for any Person means for any period, without duplication, (a) the consolidated interest expense included in a consolidated income statement (without deduction of interest or finance charge income) of such Person and its Restricted Subsidiaries for such period calculated on a consolidated basis in accordance with GAAP and (b) dividend requirements of such Person and its Restricted Subsidiaries with respect to Disqualified Stock and with respect to all other Preferred Stock of Restricted Subsidiaries of such Person (in each case whether in cash or otherwise (except dividends payable solely in shares of Capital Stock of such Person or such Restricted Subsidiary)) paid, declared, accrued or accumulated during such period times a fraction the numerator of which is one and the denominator of which is one minus the then effective consolidated Federal, state and local tax rate of such Person, expressed as a decimal.

"Consolidated Net Income" of any Person means for any period the consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided, however, that there shall be excluded therefrom (a) the net income (or loss) of any Person acquired by such Person or a Restricted Subsidiary of such Person in a pooling-of-interests transaction for any period prior to the date of such transaction, (b) the net income (but not net loss) of any Restricted Subsidiary of such Person which is subject to restrictions which prevent or limit the payment of dividends or the making of distributions to such Person to the extent of such restrictions (regardless of any waiver thereof), (c) non-cash gains and losses due solely to fluctuations in currency values, (d) the net income of any Person that is not a Restricted Subsidiary of such Person, except to the extent of the amount of dividends or other distributions representing such Person's proportionate share of such other Person's net income for such period actually paid in cash to such Person by such other Person during such period, (e) gains but not losses on Asset Dispositions by such Person or its Restricted Subsidiaries, (f) all gains and losses classified as extraordinary, unusual or nonrecurring in accordance with GAAP and (g) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person's assets, any earnings (or losses) of the successor corporation prior to such consolidation, merger or transfer of assets.

"Continuing Director" means a director who either was a member of the Board of Directors of CPC on the Issue Date or who became a director of CPC subsequent to the Issue Date and (i) whose election, or nomination for election by CPC's stockholders, was duly approved by a majority of the Continuing Directors then on the Board of Directors of CPC either by a specific vote or by approval of the proxy statement issued by CPC on behalf of the entire Board of Directors of CPC in which such individual is named as nominee for director or (ii) whose election was duly approved by the Principals at a meeting of stockholders of CPC called for such purpose.

"Credit Agreement" means, collectively, (i) that certain Credit Agreement, to be dated as of May 9, 1997 between CPC and Dresdner Bank AG, New York and Grand Cayman Branches, as agent and certain other financial institutions and (ii) any deferrals, renewals, extensions, replacements, refinancings or refundings of any of the foregoing, or amendments, modifications or supplements to (including, without limitation, any amendment increasing the amount borrowed or reimbursement obligation thereunder) whether by or with the same or any other lender, creditor, or group of creditors and including related notes, guarantee agreements and other instruments and agreements executed in connection therewith.

"Default" means any event that is, or after notice or lapse of time or both would become, an Event of Default.

"Disqualified Stock" of any Person means any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the final maturity of the Notes.

"Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated by the Commission thereunder.

"GAAP" means generally accepted accounting principles, consistently applied, as in effect on the Issue Date in the United States of America, as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as is approved by a significant segment of the accounting profession in the United States. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

"Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable in respect of such Indebtedness or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Indebtedness or other obligation on the balance sheet of such Person (and "Incurrence," "Incurred" and "Incurring" shall have meanings correlative to the foregoing). Indebtedness of any Person or any of its Restricted Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of CPC (or is merged into or consolidates with CPC or any of its Restricted Subsidiaries), whether or not such Indebtedness was incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of CPC (or being merged into or consolidated with CPC or any of its Restricted Subsidiaries), shall be deemed Incurred at the time any such Person becomes a Restricted Subsidiary of CPC or merges into or consolidates with CPC or any of its Restricted Subsidiaries.

"Indebtedness" means (without duplication), with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such Person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business which are not overdue or which are being contested in good faith), (v) every Capital Lease Obligation of such Person, (vi) every net obligation under interest rate swap or similar agreements or foreign currency hedge, exchange or similar agreements of such Person and (vii) every obligation of the type referred to in clauses (i) through
(vi) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable for, directly or indirectly, as obligor, guarantor or otherwise. Indebtedness shall include the liquidation preference and any mandatory redemption payment obligations in respect of any Disqualified Stock of CPC, and any Preferred Stock of a Subsidiary of CPC. Indebtedness shall never be calculated taking into account any cash and cash equivalents held by such Person. Indebtedness shall not include obligations arising from agreements of CPC or a Restricted Subsidiary of CPC to provide for indemnification, adjustment of purchase price, earn-out, or other similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of a Restricted Subsidiary of CPC.

"Investment" by any Person means any direct or indirect loan, advance, guarantee or other extension of credit or capital contribution to (by means of transfers of cash or other property to others or payments for property or services for the account or use of others, or otherwise), or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person.

"Issue Date" means the original issue date of the Notes.

"Lien" means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement with respect to such property or assets (including, without limitation, any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

"Management Investors" means full-time members of management of CPC who acquire stock of CPH on or after the Issue Date and any of their Permitted Transferees.

"Net Available Proceeds" from any Asset Disposition by any Person means cash or readily marketable cash equivalents received (including by way of sale or discounting of a note, installment receivable or other receivable, but excluding any other consideration received in the form of assumption by the acquiror of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form) therefrom by such Person, including any cash received by way of deferred payment or upon the monetization or other disposition of any non-cash consideration (including notes or other securities) received in connection with such Asset Disposition, net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes required to be accrued as a liability as a consequence of such Asset Disposition, (ii) all payments made by such Person or its Restricted Subsidiaries on any Indebtedness which is secured by such assets in accordance with the terms of any Lien upon or with respect to such assets or which must by the terms of such Lien, or in order to obtain a necessary consent to such Asset Disposition or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all payments made with respect to liabilities associated with the assets which are the subject of the Asset Disposition, including, without limitation, trade payables and other accrued liabilities, (iv) appropriate amounts to be provided by such Person or any Restricted Subsidiary thereof, as the case may be, as a reserve in accordance with GAAP against any liabilities associated with such assets and retained by such Person or any Restricted Subsidiary thereof, as the case may be, after such Asset Disposition, including, without limitation, liabilities under any indemnification obligations and severance and other employee termination costs associated with such Asset Disposition, until such time as such amounts are no longer reserved or such reserve is no longer necessary (at which time any remaining amounts will become Net Available Proceeds to be allocated in accordance with the provisions of clause (iii) of the covenant of the Indenture described under "-- Covenants -- Limitation on Certain Asset Dispositions") and (v) all distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person or joint ventures as a result of such Asset Disposition.

"Offer To Purchase" means a written offer (the "Offer") sent by CPC by first class mail, postage prepaid, in the case of the Global Notes to DTC and in the case of certificated Notes to each holder at his address appearing in the register for the Notes, in each case, on the date of the Offer offering to purchase up to the principal amount of Notes specified in such Offer at the purchase price specified in such Offer (as determined pursuant to the Indenture). Unless otherwise required by applicable law, the Offer shall specify an expiration date (the "Expiration Date") of the Offer to Purchase which shall be not less than 30 days nor more than 60 days after the date of such Offer and a settlement date (the "Purchase Date") for purchase of Notes within five Business Days after the Expiration Date. CPC shall notify the Trustee at least 15 Business Days (or such shorter period as is acceptable to the Trustee) prior to the mailing of the Offer of CPC's obligation to make an Offer to Purchase, and the Offer shall be mailed by CPC or, at CPC's request, by the Trustee in the name and at the expense of CPC. The Offer shall contain all the information required by applicable law to be included therein. The Offer shall contain all instructions and materials necessary to enable such holders to tender Notes pursuant to the Offer to Purchase. The Offer shall also state:

          (1) the Section of the Indenture pursuant to which the Offer to Purchase is being made;

          (2) the Expiration Date and the Purchase Date;

          (3) the aggregate principal amount of the outstanding Notes offered to be purchased by CPC pursuant to the Offer to Purchase (including, if less than 100%, the manner by which such amount has been determined pursuant to the Section of the Indenture requiring the Offer to Purchase) (the "Purchase Amount");

          (4) the purchase price to be paid by CPC for each $1,000 aggregate principal amount of Notes accepted for payment (as specified pursuant to the Indenture) (the "Purchase Price");

          (5) that the holder may tender all or any portion of the Notes registered in the name of such holder and that any portion of a Note tendered must be tendered in an integral multiple of $1,000 principal amount;

          (6) the place or places where Notes are to be surrendered for tender pursuant to the Offer to Purchase;

          (7) that interest on any Note not tendered or tendered but not purchased by CPC pursuant to the Offer to Purchase will continue to accrue;

          (8) that on the Purchase Date the Purchase Price will become due and payable upon each Note being accepted for payment pursuant to the Offer to Purchase and that interest thereon shall cease to accrue on and after the Purchase Date;

          (9) that each holder electing to tender all or any portion of a Note pursuant to the Offer to Purchase will be required to surrender such Note at the place or places specified in the Offer prior to the close of business on the Expiration Date (such Note being, if CPC or the Trustee so requires, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to CPC and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing);

          (10) that holders will be entitled to withdraw all or any portion of Notes tendered if CPC (or its paying agent) receives, not later than the close of business on the fifth Business Day next preceding the Expiration Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Note the holder tendered, the certificate number of the Note the holder tendered and a statement that such holder is withdrawing all or a portion of his tender;

          (11) that (a) if Notes in an aggregate principal amount less than or equal to the Purchase Amount are duly tendered and not withdrawn pursuant to the Offer to Purchase, CPC shall purchase all such Notes and (b) if Notes in an aggregate principal amount in excess of the Purchase Amount are tendered and not withdrawn pursuant to the Offer to Purchase, CPC shall purchase Notes having an aggregate principal amount equal to the Purchase Amount on a pro rata basis (with such adjustments as may be deemed appropriate so that only Notes in denominations of $1,000 or integral multiples thereof shall be purchased); and

          (12) that in the case of any holder whose Note is purchased only in part, CPC shall execute and the Trustee shall authenticate and deliver to the holder of such Note without service charge, a new Note or Notes, of any authorized denomination as requested by such holder, in an aggregate principal amount equal to and in exchange for the unpurchased portion of the Note so tendered.

An Offer to Purchase shall be governed by and effected in accordance with the provisions above pertaining to any Offer.

"Permitted Asset Swap" means any one or more transactions in which CPC or any of its Restricted Subsidiaries exchanges assets for consideration consisting of (i) cash, (ii) assets used or useful in the business of CPC as conducted on the Issue Date or reasonable extensions, developments or expansions thereof or ancillary thereto and/or (iii) other assets in an amount less than 15% of the fair market value of such transaction or transactions.

"Permitted Holder" means any of (i) the Principals and their Related Persons and Affiliates and (ii) the Management Investors.

"Permitted Investments" means (i) Investments in marketable, direct obligations issued or guaranteed by the United States of America, or any governmental entity or agency or political subdivision thereof (provided, that the full faith and credit of the United States of America is pledged in support thereof), maturing within one year of the date of purchase; (ii) Investments in commercial paper issued by corporations or financial institutions maturing within 180 days from the date of the original issue thereof, and rated "P-1" or better by Moody's Investors Service or "A-1" or better by Standard & Poor's Corporation or an equivalent rating or better by any other nationally recognized securities rating agency; (iii) Investments in time deposits and certificates of deposit issued or acceptances accepted by or guaranteed by any bank or trust company organized under the laws of the United States of America or any state thereof or the District of Columbia or incorporated in a foreign jurisdiction and having a branch office in the United States (each, an "Approved Bank"), in each case having capital, surplus and undivided profits totaling more than $500,000,000, maturing within one year of the date of purchase; (iv) Investments representing Capital Stock or obligations issued to CPC or any of its Restricted Subsidiaries in the course of the good faith settlement of claims against any other Person or by reason of a composition or readjustment of debt or a reorganization of any debtor of CPC or any of its Restricted Subsidiaries;
(v) deposits, including interest-bearing deposits, maintained in the ordinary course of business in banks; (vi) repurchase obligations of an Approved Bank for government obligations with a term of not more than seven days; (vii) investments in money market mutual funds having assets in excess of $2.5 billion all of whose assets are comprised of government obligations; (viii) any acquisition of the Capital Stock of any Person; provided, however, that after giving effect to any such acquisition such Person shall become a Restricted Subsidiary of CPC; (ix) trade receivables and prepaid expenses, in each case arising in the ordinary course of business; provided, however, that such receivables and prepaid expenses would be recorded as assets of such Person in accordance with GAAP; (x) endorsements for collection or deposit in the ordinary course of business by such Person of bank drafts and similar negotiable instruments of such other Person received as payment for ordinary course of business trade receivables; (xi) any interest swap or hedging obligation with an unaffiliated Person otherwise permitted by the Indenture; (xii) Investments received as consideration for an Asset Disposition in compliance with the provisions of the Indenture described under "-- Covenants -- Limitation on Certain Asset Dispositions" above; (xiii) Investments in Restricted Subsidiaries or by virtue of which a person becomes a Restricted Subsidiary; (xiv) loans and advances to employees made in the ordinary course of business; (xv) Investments the sole consideration for which consists of Capital Stock of CPC; and (xvi) Investments required in connection with any Permitted Receivables Financing to the extent such Investments are customary in respect of transactions of such nature.

"Permitted Receivables Financing" means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings or modifications thereof) pursuant to which (a) a Securitization Subsidiary purchases Receivables and Related Assets from CPC or any Restricted Subsidiary and finances such Receivables and Related Assets through the issuance of indebtedness or equity interests or through the sale of the Receivables and Related Assets or a fractional undivided interest in the Receivables and Related Assets or (b) the Company or a Restricted Subsidiary finances Receivables and Related Assets through the sale of the Receivables and Related Assets or fractional undivided interests therein; provided that (i) the Board of Directors shall have determined in good faith that such Permitted Receivables Financing is economically fair and reasonable to CPC and the Securitization Subsidiary, (ii) all sales of Receivables and Related Assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by the Board of Directors), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors), (iv) no portion of the Indebtedness of a Securitization Subsidiary is guaranteed by or is recourse to CPC or any Restricted Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility of the Receivables and Related Assets) and (v) neither CPC nor any Subsidiary has any obligation to maintain or preserve the Securitization Subsidiary's financial condition.

"Permitted Transferee" means, with respect to any Management Investor (i) any spouse or lineal descendant (including by adoption and stepchildren) of such Management Investor and (ii) any trust, corporation or partnership, the beneficiaries, stockholders or partners of which consist entirely of one or more Management Investors or individuals described in clause (i) above.

"Person" means any individual, corporation, limited or general partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

"Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

"Principals" means TC Equity Partners, L.L.C. and any Person controlled by TC Equity Partners, L.L.C., any Related Person of TC Equity Partners, L.L.C. and certain other Persons related to TC Equity Partners, L.L.C.

"Purchase Date" has the meaning set forth in the definition of "Offer to Purchase" above.

"Receivables and Related Assets" means accounts receivable and instruments, chattel paper, obligations, general intangibles and other similar assets, in each case, relating to such receivables, including interests in merchandise or goods, the sale or lease of which gave rise to such receivable, related contractual rights, guarantees, insurance proceeds, collections, other related assets and proceeds of all of the foregoing.

"Related Person" of any Person means any other Person directly or indirectly owning (a) 5% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 5% or more of the equity interest in such Person) or (b) 5% or more of the combined voting power of the Voting Stock of such Person.

"Restricted Subsidiary" means (i) any Subsidiary of CPC other than an Unrestricted Subsidiary and (ii) any successor to a substantial portion of the assets of any Subsidiary other than an Unrestricted Subsidiary.

"Securitization Subsidiary" means a Wholly Owned Subsidiary of CPC, which is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto.

"Subordinated Indebtedness" means any Indebtedness (whether outstanding on the date hereof or hereafter incurred) which is by its terms expressly subordinate or junior in right of payment to the Notes.

"Subsidiary" of any Person means (i) a corporation more than 50% of the outstanding Voting Stock of which is owned, directly or indirectly, by such Person or by one or more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof or (ii) any other Person (other than a corporation) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and voting power relating to the policies, management and affairs thereof.

"Subsidiary Guarantee" means the guarantee of the Notes by each Subsidiary Guarantor under the Indenture.

"Subsidiary Guarantor" means each Restricted Subsidiary of CPC existing as of the Issue Date, or formed or acquired after the Issue Date, which pursuant to the terms of the Indenture executes a supplement to the Indenture as guarantor.

"Tangible Assets" means the total amount of assets of CPC and the Restricted Subsidiaries after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of CPC and its Subsidiaries and computed in accordance with GAAP.

"Unrestricted Subsidiary" means (i) any Subsidiary of CPC formed or acquired after the Issue Date that at the time of determination is designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. Any such designation by the Board of Directors will be evidenced to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the following provisions. The Indenture will provide that, the Board of Directors of CPC may not designate any Subsidiary of CPC to be an Unrestricted Subsidiary if, after such designation, (a) CPC or any other Restricted Subsidiary (i) provides credit support for, or a guarantee of, any Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness) or (ii) is directly or indirectly liable for any Indebtedness of such Subsidiary, (b) a default with respect to any Indebtedness of such Subsidiary (including any right which the holders thereof may have to take enforcement action against such Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of CPC or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity or
(c) such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, any Restricted Subsidiary which is not a Subsidiary of the Subsidiary to be so designated.

"Voting Stock" of any Person means the Capital Stock of such Person which ordinarily has voting power for the election of directors (or persons performing similar functions) of such Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

"Wholly Owned Subsidiary" of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of the principal material United States federal income tax consequences which may result to holders of Notes from the purchase, ownership and disposition of the Notes is based on existing provisions of the U.S. Internal Revenue Code (the "Code"), applicable permanent, temporary and proposed Treasury Regulations ("Treasury Regulations"), judicial authority, and administrative rulings and pronouncements of the Internal Revenue Service (the "Service") and is based on facts concerning the Company and its subsidiaries as of the date hereof. There can be no assurances that the Service will not take a contrary view, and no ruling from the Service has been or will be sought, on the issues discussed herein. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders of Notes. This discussion applies only to a person who is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership or other entity created or organized under the laws of the United States or any political subdivision thereof, or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source (a "U.S. Holder").

This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders of Notes in light of their personal investment or tax circumstances, or to certain types of investors (including insurance companies, certain financial institutions, broker-dealers, tax-exempt organizations, foreign corporations and persons who are not citizens or resident of the United States, and U.S. Holders of Notes who directly or indirectly own 10% or more of the voting power of the Company) who are subject to special treatment under the United States federal income tax laws, or persons that hold Notes that are a hedge against, or that are hedged against, currency risk or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING, AND DISPOSING OF THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS.

Exchange of Old Notes for New Notes. An exchange of the Old Notes for the New Notes pursuant to the Exchange Offer will not constitute a taxable event for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by U.S. Holders will be treated as a continuation of the Old Notes in the hands of such holders. As a result, U.S. Holders who exchange their Old Notes for New Notes should not recognize any income, gain or loss for federal income tax purposes with respect to such exchange.

Interest on New Notes. A holder of a New Note will be required to report as ordinary interest income for U.S. federal income tax purposes interest earned on the New Note in accordance with the holder's method of tax accounting.

                              PLAN OF DISTRIBUTION

Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. CPC has agreed that, for a period of 180 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

CPC will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

CPC has agreed, pursuant to the Registration Rights Agreement, to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for all the holders of the Notes as a single class) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

The validity of the New Notes offered hereby will be passed upon for the Company by Koerner Silberberg & Weiner, LLP, New York, New York.

                                    EXPERTS

The consolidated balance sheets of Colorado Prime Corporation and Subsidiaries as of September 29, 1995 and September 27, 1996 and the related statements of consolidated operations, shareholder's equity and cash flows for each of the three fiscal years in the period ended September 27, 1996, included in this filing have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

COLORADO PRIME CORPORATION AND SUBSIDIARIES
Report of Independent Public Accountants.........................................................    F-2
Financial statements:
  Consolidated balance sheets as of September 29, 1995 and September 27, 1996....................    F-3
  Statements of consolidated operations for the fiscal years ended September 30, 1994, September
     29, 1995 and September 27, 1996.............................................................    F-4
  Statements of consolidated stockholder's equity for the fiscal years ended September 30, 1994,
     September 29, 1995 and September 27, 1996...................................................    F-5
  Statements of consolidated cash flows for the fiscal years ended September 30, 1994, September
     29, 1995 and September 27, 1996.............................................................    F-6
  Notes to consolidated financial statements.....................................................    F-7
  Unaudited consolidated balance sheets as of June 28, 1996 and June 27, 1997....................   F-15
  Unaudited consolidated statements of operations for the seven weeks ended June 27, 1997,
     thirty-two weeks ended May 9, 1997 and thirty-nine weeks ended June 28, 1996................   F-16
  Unaudited consolidated statements of cash flows for the seven weeks ended June 27, 1997,
     thirty-two weeks ended May 9, 1997 and thirty-nine weeks ended June 28, 1996................   F-17
  Notes to unaudited consolidated interim financial statements...................................   F-18

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Colorado Prime Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Colorado Prime Corporation (a Delaware corporation) and Subsidiaries as of September 29, 1995 and September 27, 1996 and the related statements of consolidated operations, stockholder's equity and cash flows for each of the three fiscal years in the period ended September 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colorado Prime Corporation and Subsidiaries as of September 29, 1995 and September 27, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 27, 1996 in conformity with generally accepted accounting principles.

                                            /s/ Arthur Andersen LLP
                                            Arthur Andersen LLP
New York, New York
December 10, 1996

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 29, 1995 AND SEPTEMBER 27, 1996
                             (DOLLARS IN THOUSANDS)

                                                                               -----------------------------------------
                                                                                         SEPTEMBER 29,     SEPTEMBER 27,
                                                                               NOTES              1995              1996
                                                                               -----     -------------     -------------
ASSETS
Current assets:
  Cash                                                                                     $   1,830         $   1,716
  Accounts receivable-net                                                       3             53,788            56,773
  Inventories-net                                                               4              4,225             3,638
  Prepaid expenses and other current assets                                                    1,391             1,665
  Deferred income tax benefit                                                   11             4,092             4,429
                                                                                            --------          --------
    Total current assets                                                                      65,326            68,221
                                                                                            --------          --------
Property, Plant and Equipment-Net                                              5,12            7,727             7,240
                                                                                            --------          --------
Noncurrent accounts receivable-net                                              3             30,127            33,416
                                                                                            --------          --------
Goodwill-net                                                                    2             39,578            38,414
                                                                                            --------          --------
Other assets-net                                                               7,8             1,083             3,493
                                                                                            --------          --------
         Total assets                                                                      $ 143,841         $ 150,784
                                                                                            ========          ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
  Accounts payable                                                                         $   5,742         $   6,651
  Accrued expenses                                                              6              7,994             7,135
  Income and other taxes payable                                                11             2,078             1,172
  Current portion of capital lease obligations                                  12               547               361
  Accrued dividend payable                                                      9                900                --
                                                                                            --------          --------
    Total current liabilities                                                                 17,261            15,319
                                                                                            --------          --------
Note payable                                                                    7             55,917            58,343
                                                                                            --------          --------
Loan payable to affiliate                                                       9             25,000                --
                                                                                            --------          --------
Senior notes payable                                                            8                 --            34,560
                                                                                            --------          --------
Long-term portion of capital lease obligations                                  12               638               277
                                                                                            --------          --------
Other liabilities                                                                                747             1,616
                                                                                            --------          --------
Commitments and contingent liabilities                                          13

Stockholder's equity:
  Common stock--par value, $.01, per share; 1,000 shares authorized, issued
    and outstanding.                                                            9
  Paid-in capital                                                               9             55,120            51,291
  Accumulated deficit                                                                        (10,842)          (10,622)
                                                                                            --------          --------
    Total stockholder's equity                                                                44,278            40,669
                                                                                            --------          --------
         Total liabilities and stockholder's equity                                        $ 143,841         $ 150,784
                                                                                            ========          ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED OPERATIONS
                           FOR THE FISCAL YEARS ENDED
         SEPTEMBER 30, 1994, SEPTEMBER 29, 1995 AND SEPTEMBER 27, 1996
                             (DOLLARS IN THOUSANDS)

                                                                  -------------------------------------------------
                                                                  SEPTEMBER 30,     SEPTEMBER 29,     SEPTEMBER 27,
                                                        NOTES              1994              1995              1996
                                                      -------     -------------     -------------     -------------
Product sales                                                       $ 134,025         $ 144,966         $ 142,651
Finance income earned                                                  11,201            11,524            12,792
                                                                     --------          --------          --------
Total revenue                                                         145,226           156,490           155,443
Cost of goods sold                                                     58,640            59,906            56,387
                                                                     --------          --------          --------
Gross profit                                                           86,586            96,584            99,056
                                                                     --------          --------          --------
Other cost and expenses:
Selling, general and administrative                                    75,326            80,988            80,901
Amortization of goodwill                                 2              1,187             1,164             1,164
Interest expense                                                        6,783             8,017             9,130
Other expense                                         6,7,8,9             559               767             7,089
                                                                     --------          --------          --------
  Total cost and expenses                                              83,855            90,936            98,284
                                                                     --------          --------          --------
Income before provision for income taxes                                2,731             5,648               772
Provision for income taxes                              11              1,781             2,738             1,262
                                                                     --------          --------          --------
Net income (loss)                                                   $     950             2,910         $    (490)
                                                                     ========          ========          ========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                STATEMENTS OF CONSOLIDATED STOCKHOLDER'S EQUITY
                           FOR THE FISCAL YEARS ENDED
         SEPTEMBER 30, 1994, SEPTEMBER 29, 1995, AND SEPTEMBER 27, 1996
                             (DOLLARS IN THOUSANDS)

                                                --------------------------------------------------------------------
                                                     COMMON STOCK
                                                ----------------------
                                                 NUMBER OF                                                     TOTAL
                                                OUTSTANDING     DOLLAR     PAID-IN     ACCUMULATED     STOCKHOLDER'S
                                                  SHARES        AMOUNT     CAPITAL         DEFICIT            EQUITY
                                                -----------     ------     -------     -----------     -------------
Balance at September 24, 1993                       1,000       $  --      $54,964      $  (9,002)        $45,962
Payment of dividend to Holdings                                                            (2,400)         (2,400)
Accrued dividend                                                                             (906)           (906)
Net income                                                                                    950             950
                                                    -----       -----      -------      ---------         -------
Balance at September 30, 1994                       1,000          --      $54,964      $ (11,358)        $43,606
Reversal of prior year accrued dividend                                                       906             906
Payment of dividend to Holdings                                                            (2,400)         (2,400)
Accrued dividend                                                                             (900)           (900)
Capital contribution from Holdings                                             156                            156
Net income                                                                                  2,910           2,910
                                                    -----       -----      -------      ---------         -------
Balance at September 29, 1995                       1,000       $  --      $55,120      $ (10,842)        $44,278
Reversal of prior years accrued dividend                                                      900             900
Payment of dividend to Holdings                                                              (190)           (190)
Net return of capital to Holdings                                           (3,829)                        (3,829)
Net loss                                                                                     (490)           (490)
                                                    -----       -----      -------      ---------         -------
Balance at September 27, 1996                       1,000          --      $51,291      $ (10,622)        $40,669
                                                    =====       =====      =======      =========         =======

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1994, SEPTEMBER 29, 1995 AND SEPTEMBER
                                    27, 1996
                             (DOLLARS IN THOUSANDS)

                                                               -------------------------------------------------
                                                               SEPTEMBER 30,     SEPTEMBER 29,     SEPTEMBER 27,
                                                                        1994              1995              1996
                                                               -------------     -------------     -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                 $   950          $   2,910         ($    490)
                                                                  -------           --------          --------
Adjustments to reconcile net income (loss) to net cash
  (used in) provided by operating activities:
  Depreciation and amortization                                     3,517              3,598             3,661
  Amortization of deferred loan costs                                 468                476               611
  Deferred income taxes                                               920               (237)             (337)
  Provision for doubtful accounts                                   5,145              4,596             5,280
  Change in operating assets and liabilities:
     Accounts receivable                                           (3,073)           (12,951)          (11,554)
     Inventories-net                                                  (15)            (1,054)              587
     Prepaid expenses and other current assets                        (66)               838              (274)
     Other assets-net                                                (574)               247               232
     Accounts payable                                              (1,231)               961               909
     Accrued expenses                                                (509)               682              (859)
     Other liabilities                                               (588)            (1,017)              869
     Income and other taxes payable                                   200                819              (906)
                                                                  -------           --------          --------
Total adjustments                                                   4,194             (3,042)           (1,781)
                                                                  -------           --------          --------
  Net cash (used in) provided by operating activities               5,144               (132)           (2,271)
                                                                  -------           --------          --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used in investments in property, plant and equipment      (1,792)            (2,534)           (1,958)
                                                                  -------           --------          --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in notes payable                                 (655)             5,784             2,426
Decrease in capital lease obligations                                (545)              (579)             (547)
Decrease in loan payable to affiliate                                                                  (25,000)
Issuance of senior notes payable                                                                        34,508
Payment of dividend                                                (2,400)            (2,400)             (190)
Payment of fees related to debt refinancing                                                             (3,253)
Net return of capital to Holdings                                                        156            (3,829)
                                                                  -------           --------          --------
Net cash provided by (used in) financing activities                (3,600)             2,961             4,115
                                                                  -------           --------          --------
NET INCREASE (DECREASE) IN CASH                                      (248)               295              (114)
CASH, BEGINNING OF PERIOD                                           1,783              1,535             1,830
                                                                  -------           --------          --------
CASH, END OF PERIOD                                               $ 1,535          $   1,830         $   1,716
                                                                  =======           ========          ========

Income tax payments totaled approximately $856, $2,045 and $2,490 for fiscal 1994, 1995 and 1996, respectively.

Interest payments totaled approximately $7,329, $6,056 and $9,138 for fiscal 1994, 1995 and 1996, respectively.

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

1.  COMPANY BACKGROUND

Colorado Prime Corporation (the "Company") is a wholly owned subsidiary of KPC Holdings Corporation ("Holdings"). Holdings is owned by KPC Acquisition Co. L.P., a partnership which includes Kohlberg Associates L.P. ("Kohlberg") as the general and controlling partner. The Company is a leading direct marketer of high quality, value-added food programs and products related to in-home dining and entertainment.

The accompanying consolidated financial statements give effect to the acquisition of Holdings by Kohlberg in 1989. The excess of the aggregate purchase price over the fair value of the net assets acquired, after recording purchase adjustments to adjust the carrying value of the Company's assets and liabilities to fair value (substantially related to fixed assets and deferred income taxes), was recorded as goodwill.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue on the sale of food, appliances and accessories at the time of delivery and on finance charges earned under the effective interest method.

Company's Year End

The Company's fiscal year ends on the last Friday of September. The financial statements for 1996, 1995 and 1994 contain fifty-two, fifty-two and fifty-three weeks, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of the "Company" and its wholly-owned subsidiaries; Kal-Mar Properties Corp. ("Kal-Mar"), Concord Financial Services, Inc. ("Concord") and Prime Foods Development Corporation ("Prime"). Intercompany accounts and transactions have been eliminated in consolidation.

Fair Value of Financial Instruments

At September 27, 1996, the recorded and estimated fair values of the Company's financial instruments are as follows:

                                                                         RECORDED     ESTIMATED FAIR VALUE
                                                                         --------     --------------------
    Cash                                                                 $ 1,716            $  1,716
    Accounts receivable-net                                               56,773              56,773(a)
    Noncurrent accounts receivable-net                                    33,416              33,416(a)
    Note payable                                                          58,343              58,343(b)
    Senior notes payable                                                  34,560              34,560(b)
    Interest rate cap                                                         --                 450(c)

---------------

(a) Based on the Company's credit policies and the terms of its receivables, management believes that the fair value of the Company's receivables approximates the recorded amounts. Since these receivables arise solely in connection with the sale of the Company's products and are an integral part of the Company's marketing program, it is not practical to obtain an appraisal.

(b) Based on the terms of the Company's debt instruments as compared to credit market conditions at September 27, 1996, management believes that the carrying value of its debt instruments approximates its fair value.

(c) Based on dealer's quotations of the approximate cost to exit the interest rate cap arrangement.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

    Accounts Receivable

The term of accounts receivable relating to food sales is less than one year. The term of accounts receivable relating to appliance sales is generally greater than one year. As a result, the financial statements reflect a current and noncurrent portion of these accounts receivable. The Company's customers are families and individuals located throughout the United States resulting in no significant concentration of credit risk. Management closely monitors the aging of the accounts receivable balances and reserves for account balances and discontinues the accrual of finance charges on accounts based upon pre-established criteria.

Inventories

Inventories are stated at the lower of cost or market, with the cost determined on the first-in, first-out basis.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and amortization (Note 5). Depreciation and amortization are computed using primarily the straight-line method over the estimated useful lives of the related assets, or the life of the related leases, if less, as follows:

        Buildings                                                                      17-25 years
        Assets under capital leases                                                     5-14 years
        Machinery and equipment                                                          5-8 years
        Software                                                                           7 years
        Furniture and fixtures                                                           5-8 years
        Delivery equipment                                                               4-8 years
        Automobiles                                                                        4 years
        Leasehold improvements                                                          5-19 years

Goodwill

Goodwill is amortized on the straight-line basis over forty years. At September 29, 1995 and September 27, 1996, goodwill is shown net of accumulated amortization of $6,999 and $8,163, respectively. Goodwill is reviewed for impairment based upon estimated undiscounted future cash flow from operations.

Income Taxes

The Company files its Federal income tax return on a consolidated basis, while separate state and local income tax returns are filed for each company that is part of the consolidated group (except for New York State, for which a combined tax return is filed).

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, income taxes are recognized using a liability approach whereby deferred tax assets and liabilities are computed for temporary differences between taxable income for financial reporting and income tax purposes, using current income tax rates (Note 11).

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

Accounting for the Impairment of Long Lived Assets

During March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed of." This statement establishes financial accounting and reporting standards for the impairment of long lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for the long lived assets and certain identifiable intangibles to be disposed of. This statement is effective for financial statements for fiscal years beginning after December 15, 1995, although earlier application is encouraged. The Company does not expect that the adoption of SFAS 121 will have a material effect on its financial statements.

3.  ACCOUNTS RECEIVABLE

Accounts receivable at September 29, 1995 and September 27, 1996 consisted of the following:

                                                                             ---------------------------------
                                                                              SEPTEMBER 29,      SEPTEMBER 27,
                                                                                       1995               1996
                                                                             --------------     --------------
Short-term food receivables                                                     $ 25,292           $ 27,766
Appliance and accessories
  receivables                                                                     65,959             69,867
                                                                                --------           --------
          Total accounts receivable                                               91,251             97,633
Less: allowance for doubtful accounts                                              7,336              7,444
                                                                                --------           --------
          Accounts receivable -- net                                              83,915             90,189
Noncurrent accounts receivable                                                    30,127             33,416
                                                                                --------           --------
Current accounts receivable                                                     $ 53,788           $ 56,773
                                                                                ========           ========

4.  INVENTORIES

Inventories, net of allowance for slow moving, excess and obsolete inventory of $153, $237 and $309 at September 30, 1994, September 29, 1995 and September 27, 1996, respectively, consisted of the following:

                                                              ----------------------------------------------------
                                                               SEPTEMBER 30,      SEPTEMBER 29,      SEPTEMBER 27,
                                                                        1994               1995               1996
                                                              --------------     --------------     --------------
Food                                                              $2,633             $2,575             $2,412
Appliances, tableware, entertainment products
  and cookware                                                       538              1,650              1,226
                                                                  ------             ------             ------
          Total                                                   $3,171             $4,225             $3,638
                                                                  ======             ======             ======

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

5.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at September 29, 1995 and September 27, 1996 consisted of the following:

                                                                       -----------------------------
                                                                       SEPTEMBER 29,   SEPTEMBER 27,
                                                                                1995            1996
                                                                       -------------   -------------
        Land                                                              $   603         $   603
        Buildings                                                           1,643           1,650
        Assets under capital leases                                         3,903           3,846
        Machinery and equipment                                             5,443           6,659
        Software                                                              419             506
        Furniture and fixtures                                              1,200           1,296
        Delivery equipment                                                  3,248           3,085
        Automobiles                                                            92             114
        Leasehold improvements                                                771             801
                                                                       -----------     --------- --
          Total                                                            17,322          18,560
        Less: accumulated depreciation and amortization                     9,595          11,320
                                                                       -----------     --------- --
        Property, plant and equipment -- net                              $ 7,727         $ 7,240
                                                                       ===========     ===========

6.  ACCRUED EXPENSES

Accrued expenses at September 29, 1995 and September 27, 1996 consisted of the following:

                                                                       -----------------------------
                                                                       SEPTEMBER 29,   SEPTEMBER 27,
                                                                                1995            1996
                                                                       -------------   -------------
        Payroll                                                           $ 2,586         $ 2,251
        Professional                                                          495             672
        Pension                                                               579             577
        Health benefits                                                       499             599
        Insurance                                                             398             498
        Severance                                                             447             462
        Interest                                                            1,118              --
        Other                                                               1,872           2,076
                                                                       ----------      -------- --
        Total                                                             $ 7,994         $ 7,135
                                                                       ==========      ==========

7.  NOTE PAYABLE

During March 1993, the Company refinanced its bank indebtedness with Triple-A Funding Corporation ("Triple-A") as lender and Capital Markets Assurance Corporation ("CapMAC") as the surety provider, via a receivables financing facility reflecting various agreements hereinafter referred to as the "CapMAC Agreements". During March 1994, the CapMAC Agreements were amended to transfer and assign all rights and obligations of Triple-A to Triple-A One Funding Corporation ("Triple-A One"). During December 1995, the Company amended the CapMAC Agreements to extend the term to December 2000 and modify certain of the financial covenants. Pursuant to the terms of the CapMAC Agreements, the Company's accounts receivable are pledged to Triple-A One. From the proceeds of issuing commercial paper, Triple-A One makes loans to the Company based upon eligible accounts receivable and other factors as defined in the CapMAC Agreements, up to a maximum of $70,000. Such

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

loans bear interest at the commercial paper rate available to TripleA One. The commercial paper rate at September 29, 1995 and September 27, 1996 was approximately 5.96% and 5.38%, respectively.

The Company is also required to pay various fees to CapMAC and Triple-A One for administration and maintenance of the credit facility. The Company incurred fees payable to CapMAC and Triple-A One of approximately $796, $780 and $696 for the fiscal years ended September 30, 1994, September 29, 1995 and September 27, 1996, respectively. Such amounts are included in interest expense in the accompanying statements of consolidated operations. Interest expense for the fiscal years ended September 30, 1994, September 29, 1995 and September 27, 1996 amounted to $1,864, $3,246 and $3,199, respectively. The Company's available unused credit facility with CapMAC was approximately $8,700 and $8,600 at September 29, 1995 and September 27, 1996, respectively.

In connection with the CapMAC Agreements, the Company has entered into an interest rate cap agreement with a bank covering $55,627 of notional principal. The interest rate cap agreement extends for a term of 30 months from the date of execution and provides coverage when the 30 day rate for commercial paper (as published by the Federal Reserve Schedule H.15) exceeds 6.5%. The Company utilizes a contingent premium instrument to execute the cap which provides for fixed monthly payments if the rate exceeds 6.5% during the term of the agreement. The cap has not been utilized as of September 27, 1996.

The CapMAC Agreements contain certain financial covenants which: (i) require the maintenance of a specified minimum level of net worth, as defined, (ii) require the maintenance of a specified minimum ratio of indebtedness to net worth, as defined, and (iii) require the maintenance of a specified minimum ratio of earnings before interest, taxes, depreciation, amortization and other expenses, as defined, to cash interest paid. As of September 27, 1996, the Company was in compliance with all such financial covenants.

In connection with the December 1995 amendment discussed above, the Company incurred $617 of debt issuance costs which will be amortized over the life of the agreement (5 years).

8.  SENIOR NOTES PAYABLE
In December 1995, the Company entered into the Senior Note Agreement (the "Senior Agreement") in which the Company issued to unrelated investors $35,000 of 13% Senior Secured Notes which mature in December 2002 along with a warrant to purchase 1,234,839 shares of common stock of Holdings for $.001 per share. The warrant was valued at approximately $494 and recorded as a discount and will be amortized over the life of the Senior Secured Notes. With the proceeds of the issuance, the Company repaid a $25,000 note due to an affiliated company plus accrued interest of approximately $1,700, retired 800,000 shares of cumulative preferred stock of Holdings for $4,000 and paid other related fees and expenses, including amounts paid to an affiliated company, of approximately $8,400. Included in the $8,400 is approximately $2,600 of debt issuance costs which the Company capitalized and will amortize over the life of the Senior Secured Notes and a $3 million payment to certain members of Management under an incentive compensation arrangement which the Company expensed in fiscal 1996.

The Senior Agreement contains certain financial covenants which: (i) require the maintenance of a specified minimum level of net worth, as defined, and (ii) require the maintenance of a specified minimum ratio of earnings before interest, taxes, depreciation, amortization and other expenses, as defined, to interest paid. As of September 27, 1996, the Company was in compliance with all such financial covenants.

9.  RELATED PARTY TRANSACTIONS
During fiscal 1994, 1995 and 1996 the Company paid interest of $2,900, $2,900, and $600, respectively, on $25.0 million aggregate principal amount of its 11.5% Senior Subordinated Notes due May 17, 1998 to KPC Acquisition Company L.P. ("KPC"). KPC the controlling shareholder of Holdings, purchased the Notes as part of a series of transactions resulting from the purchase of Holding. These Notes were repaid on December 20, 1995.

10.  PENSION PLAN
The Company maintains a defined contribution pension plan (the "Plan"). Employees who have completed six months of service and have reached the entry age (twenty and one-half years) are eligible to participate in the Plan. The Plan provides

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

for 100 percent vesting after seven years of service. The Plan requires the Company to make annual contributions based upon a variable percentage of the participant's annual compensation. Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Such forfeited amounts are used to reduce the Company's contributions to the Plan. In addition, the Plan allows for eligible employees to make voluntary contributions within specified limits. Pension expense under the Plan was approximately $633, $885 and $908 for the fiscal years ended September 30, 1994, September 29, 1995 and September 27, 1996, respectively.

11.  INCOME TAXES

The provision for income taxes is comprised of the following:

                                                                              -------------------------------
                                                                              9/30/94     9/29/95     9/27/96
                                                                              -------     -------     -------
Current:
  Federal                                                                     $  707      $2,560      $1,301
  State                                                                          154         416         299
                                                                              ------      ------      ------
                                                                                 861       2,976       1,600
                                                                              ------      ------      ------
Deferred:
  Federal                                                                        708        (384)       (277)
  State                                                                          212         146         (61)
                                                                              ------      ------      ------
                                                                                 920        (238)       (338)
                                                                              ------      ------      ------
Total                                                                         $1,781      $2,738      $1,262
                                                                              ======      ======      ======

Significant components of deferred income tax assets and liabilities are as follows:

                                                                                        -------------------
                                                                                        9/29/95     9/27/96
                                                                                        -------     -------
Deferred tax assets:
  Leases                                                                                $   59      $   20
  Allowance for bad debts                                                                2,832       2,873
  UNICAP                                                                                   116         108
  Accrued interest--Sec. 267                                                               431          --
  Accrued expenses and other, net                                                        1,212       1,857
                                                                                        ------      ------
                                                                                         4,650       4,858
Deferred tax liabilities:
  Depreciation                                                                            (558)       (429)
                                                                                        ------      ------
Net deferred tax asset                                                                  $4,092      $4,429
                                                                                        ======      ======

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

A reconciliation between the federal statutory tax rate and the effective rate is as follows:

                                                                               -------------------------------
                                                                               9/30/94     9/29/95     9/27/96
                                                                               -------     -------     -------
Federal income tax provision at U.S. statutory rate                              34.0%       34.0%       34.0%
State income taxes, net of federal benefit                                        8.9         4.9        25.6
Nondeductible goodwill amortization                                              14.8         7.0        51.3
Nondeductible compensation                                                         --          --        51.8
Meals and entertainment                                                           1.0         0.8         5.4
All other, net                                                                    6.5         1.8        (4.7)
                                                                                 ----        ----       -----
Provision for income taxes                                                       65.2%       48.5%      163.4%
                                                                                 ====        ====       =====

12.  CAPITAL LEASE OBLIGATIONS

The Company has entered into agreements to lease a building and certain equipment from non-related parties. These leases are accounted for as capital leases. The future minimum lease payments, under these capital leases, and the present value of the future minimum lease payments as of September 27, 1996 are as follows:

                                  FISCAL YEARS ENDING SEPTEMBER,
        ----------------------------------------------------------------------------------
        1997                                                                                $453
        1998                                                                                 291
        1999                                                                                  16
        2000                                                                                   6
                                                                                            ----
        Total future minimum lease payments                                                  766
        Less: amount representing interest                                                   128
                                                                                            ----
        Present value of future minimum lease payments (including $361 payable currently)   $638
                                                                                            ====

Assets acquired under capital leases during the year ended September 29, 1995 amounted to approximately $46. No assets were acquired under capital leases in 1996. Accumulated amortization relating to the assets classified as capital leases was $2,874 and $3,235 at September 29, 1995 and September 27, 1996, respectively.

13.  COMMITMENTS AND CONTINGENT LIABILITIES

Future minimum lease payments at September 27, 1996 are as follows:

                                FISCAL YEARS ENDING SEPTEMBER,
        -------------------------------------------------------------------------------
        1997                                                                             $ 2,787
        1998                                                                               2,336
        1999                                                                               1,752
        2000                                                                               1,227
        2001                                                                                 794
        Thereafter                                                                         2,198
                                                                                         -------
                  Total                                                                  $11,094
                                                                                         =======

Rent expense for fiscal 1994, 1995 and 1996 amounted to approximately $2,491, $2,717 and $3,040, respectively. The Company expensed $2,129 in fiscal 1993 and $1,698 in fiscal 1996 to record estimated losses on unused office and warehouse space.

The Company is involved in various legal matters involving claims and counterclaims arising from the ordinary course of business. In management's opinion, any unfavorable outcome associated with these matters would not have a material adverse effect on the Company's financial statements.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

14. EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

In May 1997, the Company consummated the offering of notes payable in the principal amount of $100.0 million (the "Notes"), which was used to (i) repay certain indebtedness, (ii) pay certain amounts to shareholders pursuant to a merger agreement entered into by Holdings and (iii) to pay certain costs and expenses associated with that merger transaction. The Notes are guaranteed by each of the Company's subsidiaries, Kal-Mar, Concord and Prime (there are no non-guarantor subsidiaries), and the guarantees of the subsidiaries are full, unconditional, joint and several. Summary financial data for Kal-Mar, Concord and Prime are as follows:

                                        SEPTEMBER 29, 1995          SEPTEMBER 27, 1996
                                     KAL-MAR   CONCORD   PRIME   KAL-MAR   CONCORD   PRIME
                                     -------   -------   -----   -------   -------   -----
Current assets.....................   $  13    $57,937   $57,937  $  14    $61,072   $  23
Non-current assets.................     729     30,687       0      756     34,384       0
Current liabilities................     102      1,004       0      102      1,567       1
Non-current liabilities............       0     62,220     184        0     63,466     725
                                     -------   -------   -----   -------   -------   -----
Net assets (liabilities)...........   $ 640    $25,400   $(184)   $ 668    $30,423   $(703)
                                     ======    =======   =====   ======    =======   =====

                                         SEPTEMBER 30, 1994          SEPTEMBER 29, 1995          SEPTEMBER 27, 1996
                                      KAL-MAR   CONCORD   PRIME   KAL-MAR   CONCORD   PRIME   KAL-MAR   CONCORD   PRIME
                                      -------   -------   -----   -------   -------   -----   -------   -------   -----
Net revenues........................   $ 160    $5,837     $ 0     $ 160    $6,198    $   0    $ 160    $3,191    $   0
Gross profit........................   $ 154    $5,837     $ 0     $ 160    $6,198    $   0    $ 160    $3,191    $   0
Net income (loss)...................   $  57    $3,005     $ 0     $  29    $2,721    $(184)   $  17    $  799    $(518)

Separate financial statements of the Company's subsidiaries are not presented, as the Company's management has determined that (i) the data presented above provides meaningful information and (ii) the data in separate financial statements other than that presented above would not be material to investors in the Notes.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES
                     UNAUDITED CONSOLIDATED BALANCE SHEETS
                       JUNE 28, 1996 AND JUNE 27, 1997(1)
                             (DOLLARS IN THOUSANDS)

                                                                                           ---------------------------
                                                                                              JUNE 28,         JUNE 27,
                                                                                                  1996          1997(1)
                                                                                          ------------     ------------
ASSETS
Current Assets:
  Cash                                                                                      $    388         $  1,995
  Accounts receivable-net                                                                     57,085           59,220
  Inventories-net                                                                              4,097            4,304
  Prepaid expenses and other current assets                                                    2,333            1,402
  Refundable income tax                                                                                         1,123
  Deferred income tax benefit                                                                  4,184            5,724
                                                                                            --------         --------
    Total current assets                                                                      68,087           73,768
                                                                                            --------         --------
Property, Plant and Equipment-Net                                                              7,007            6,299
                                                                                            --------         --------
Noncurrent accounts receivable-Net                                                            32,110           34,634
                                                                                            --------         --------
Goodwill-net                                                                                  38,705           44,266
                                                                                            --------         --------
Other assets                                                                                   3,285            8,836
                                                                                            --------         --------
    Total Assets                                                                            $149,194         $167,803
                                                                                            ========         ========
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
  Accounts payable                                                                          $  2,650         $  3,066
  Accrued expenses                                                                             8,311           12,194
  Income and other taxes payable                                                               2,288              869
  Current portion of capital lease obligations                                                   547              231
                                                                                            --------         --------
  Total current liabilities                                                                   13,796           16,360
                                                                                            --------         --------
    Revolver                                                                                                   22,700
                                                                                            --------         --------
Note payable                                                                                  58,447
                                                                                            --------         --------
Senior notes payable                                                                          34,543
                                                                                            --------         --------
144A Senior notes, net of discount                                                                             98,012
                                                                                            --------         --------
Long-Term portion of capital lease obligations                                                   220              108
                                                                                            --------         --------
Other liabilities                                                                                229            4,018
                                                                                            --------         --------
Stockholder's Equity
Common stock                                                                                      --               --
Paid-in capital                                                                               52,914           25,873
                                                                                            --------         --------
Retained earnings                                                                            (10,955)             732
                                                                                            --------         --------
  Total stockholder's equity                                                                  41,959           26,605
                                                                                            --------         --------
Total Liabilities and Stockholder's Equity                                                  $149,194         $167,803
                                                                                            ========         ========

---------------

(1) The June 27, 1997 unaudited consolidated balance sheet is presented on a new basis of accounting, and is not directly comparable to the June 28, 1996 unaudited consolidated balance sheet.

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SEVEN WEEKS ENDED JUNE 27, 1997, THIRTY-TWO WEEKS ENDED MAY 9, 1997 AND
                     THIRTY-NINE WEEKS ENDED JUNE 28, 1996
                             (DOLLARS IN THOUSANDS)

                                                            ----------------------------------------------------
                                                            SEVEN WEEKS   THIRTY-TWO WEEKS     THIRTY-NINE WEEKS
                                                               ENDED           ENDED                 ENDED
                                                             JUNE 27,          MAY 9,              JUNE 28,
                                                               1997             1997                 1996
                                                            -----------   ----------------     -----------------
Product Sales                                                 $19,704         $ 85,510             $ 107,926
Finance Income Earned                                           2,009            8,637                 9,384
                                                             --------         --------              --------
Total Revenue                                                  21,713           94,147               117,310
Cost of Goods Sold                                              7,672           32,949                42,229
                                                             --------         --------              --------
Gross profit                                                   14,041           61,198                75,081
                                                             --------         --------              --------
Other Cost and Expenses:
Selling, general and administrative                            10,867           48,749                59,409
Amortization of goodwill                                          188              713                   873
Interest expense                                                2,153            5,713                 6,842
Other expense                                                     101              426                 5,177
                                                             --------         --------              --------
  Total cost and expenses                                      13,309           55,601                72,301
                                                             --------         --------              --------
Income before provision
  for income taxes                                                732            5,597                 2,780
Provision for income taxes                                                       2,727                 1,968
                                                             --------         --------              --------
Net income                                                    $   732         $  2,870             $     812
                                                             ========         ========              ========

---------------

(1) The unaudited consolidated statement of operations for the seven weeks ended June 27, 1997 is presented on a new basis of accounting, and is not directly comparable to other periods presented.

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SEVEN WEEKS ENDED JUNE 27, 1997, THIRTY-TWO WEEKS ENDED MAY 9, 1997 AND
                     THIRTY-NINE WEEKS ENDED JUNE 28, 1996
                             (DOLLARS IN THOUSANDS)

                                                           -------------------------------------------------------
                                                           SEVEN WEEKS     THIRTY-TWO WEEKS     THIRTY-NINE WEEKS
                                                              ENDED             ENDED                 ENDED
                                                             JUNE 27,           MAY 9,              JUNE 28,
                                                             1997(1)             1997                 1996
                                                           ------------   ------------------   -------------------
Cash Flows from Operating Activities:
Net income                                                   $    732          $  2,870             $     812
                                                             --------          --------             ---------
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
  Depreciation and amortization                                   674             2,292                 3,207
  Deferred income taxes
  Provision for doubtful accounts                                 724             3,073                 3,475
  Change in operating assets and liabilities:
     Accounts receivable                                       (1,237)           (6,225)               (8,755)
     Inventories -- net                                            81              (747)                  128
     Prepaid expenses and other current assets                   (105)              (77)                 (459)
     Other assets -- net                                         (322)              (33)                  (24)
     Accounts payable                                           1,167            (1,560)                 (140)
     Accrued expenses                                          (3,222)             (232)               (2,634)
     Other liabilities                                           (561)               37                  (518)
     Income and other taxes payable                               (70)            2,565                   118
                                                             --------          --------             ---------
Total adjustments                                              (2,871)             (907)               (5,602)
                                                             --------          --------             ---------
Net cash (used in) provided by operating activities            (2,139)            1,963                (4,790)
                                                             --------          --------             ---------
Cash Flows from Investing Activities:
Investments in property, plant and equipment                      (69)             (580)               (1,093)
Net assets acquired                                            (2,352)
                                                             --------          --------             ---------
Net cash used in investing activities                          (2,421)             (580)               (1,093)
                                                             --------          --------             ---------
Cash Flows from Financing Activities:
Repayment of revolver                                          (1,300)
Increase (Decrease) in notes payable                                             (1,051)                2,530
Net proceeds from 144a notes                                   87,566
Proceeds from issuance of revolver                             24,000
Capital contribution from parent                               25,873
Repayment of notes payable                                    (58,707)
Repayment of senior notes                                     (43,260)
Distribution to former shareholders                           (33,120)
Decrease in capital lease obligations                             (41)             (258)                 (418)
Decrease in due to affiliate                                                                          (25,000)
Issuance of senior notes payable and warrants                                                          35,000
Payment of dividend                                                                                      (190)
Payment of fees related to equity refinancing                                                          (3,474)
Redemption of stock                                                                                    (4,007)
                                                             --------          --------             ---------
Cash provided by (used in) financing activities                 1,011            (1,309)                4,441
                                                             --------          --------             ---------
Net Increase (Decrease) in Cash                                (3,549)               74                (1,442)
Cash, Beginning of Period                                       5,544             1,716                 1,830
                                                             --------          --------             ---------
Cash, End of Period                                          $  1,995          $  1,790             $     388
                                                             ========          ========             =========

---------------

(1) The unaudited consolidated statement of cash flows for the seven weeks ended June 27, 1997 is presented on a new basis of accounting, and is not directly comparable to other periods presented.

               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS.

                  COLORADO PRIME CORPORATION AND SUBSIDIARIES

          NOTES TO UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                                 JUNE 27, 1997
                             (DOLLARS IN THOUSANDS)

1.  BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Colorado Prime Corporation, a Delaware corporation, have been prepared in accordance with generally accepted accounting principles applicable for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the thirty-nine weeks ended June 27, 1997 are not necessarily indicative of the results that may be expected for the fiscal year ended September 26, 1997. These financial statements should be read in conjunction with the Company's audited consolidated financial statements.

As a result of the Transactions, a new basis of accounting under the "push down" method was adopted effective May 9, 1997. Under this method, the assets and liabilities of the Company were revalued to reflect Holdings' new cost basis in the Company, which is based on the fair values of such assets and liabilities on May 9, 1997. Financial data for the period subsequent to May 9, 1997, including the unaudited consolidated interim balance sheet data as of June 27, 1997 and the unaudited consolidated statements of operations and cash flows for the seven weeks ended June 27, 1997, reflect the adoption of this new basis of accounting and, accordingly, data for the 1996 interim period may not be comparable with the data presented which includes the period subsequent to May 9, 1997.

The allocation of the purchase price to the assets and liabilities of the Company is preliminary and can be expected to change as studies are completed following the Transactions.

2. SUMMARY FINANCIAL INFORMATION OF KAL-MAR, CONCORD AND PRIME

In May 1997, the Company consummated the offering of notes payable in the principal amount of $100.0 million (the "Notes"), which was used to (i) repay certain indebtedness, (ii) pay certain amounts to shareholders pursuant to a merger agreement entered into by Holdings and (iii) to pay certain costs and expenses associated with that merger transaction. The Notes are guaranteed by each of the Company's subsidiaries, Kal-Mar, Concord and Prime (there are no non-guarantor subsidiaries), and the guarantees of the subsidiaries are full, unconditional, joint and several. Summary financial data for Kal-Mar, Concord and Prime are as follows:

                                                         JUNE 28, 1996                     JUNE 27, 1997
                                                 -----------------------------     -----------------------------
                                                 KAL-MAR     CONCORD     PRIME     KAL-MAR     CONCORD     PRIME
                                                 -------     -------     -----     -------     -------     -----
Current assets.................................   $  35      $60,798     $   0      $  33      $62,740     $  13
Non-current assets.............................     722       32,838         0        776       35,975         0
Current liabilities............................      95        1,807       224         89        2,800         1
Non-current liabilities........................       0       65,221       742          0                    711
                                                   ----      -------     -----       ----      -------     -----
Net assets (liabilities).......................   $ 662      $26,608     $(966)     $ 720      $95,915     $(699)
                                                   ====      =======     =====       ====      =======     =====

                                                         JUNE 28, 1996                      JUNE 27, 1997
                                                 ------------------------------     -----------------------------
                                                 KAL-MAR      CONCORD     PRIME     KAL-MAR     CONCORD     PRIME
                                                 -------      -------     -----     -------     -------     -----
Net revenue....................................   $ 120       $4,694      $   0      $ 120      $4,466      $   0
Gross profit...................................   $ 120       $4,694      $   0      $ 120      $4,466      $   0
Net income (loss)..............................   $   9       $1,742      $(335)     $  26      $1,060      $   3

Separate financial statements of the Company's subsidiaries are not presented, as the Company's management has determined that (i) the data presented above provides meaningful information and (ii) the data in separate financial statements other than that presented above would not be material to investors in the Notes.

             ======================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    4
Prospectus Summary....................    5
Risk Factors..........................   15
Transactions..........................   19
Use of Proceeds.......................   20
Capitalization........................   21
Selected Financial and Operating
  Data................................   22
Pro Forma Unaudited Condensed
  Consolidated Financial Statements of
  Operations..........................   24
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
Business..............................   32
Management............................   39
Principal Stockholders................   43
Certain Relationships and Related
  Transactions........................   44
Description of Certain Indebtedness...   45
The Exchange Offer....................   47
Description of Notes..................   53
Certain United States Federal Income
  Tax Considerations..................   69
Plan of Distribution..................   70
Legal Matters.........................   71
Experts...............................   71
Index to Financial Statements.........  F-1

                             ---------------------

     UNTIL DECEMBER 11, 1997 (90 DAYS AFTER THE DATE OF THIS EXCHANGE OFFER), ALL DEALERS OFFERING TRANSACTIONS IN THE NEW NOTES, WHETHER OR NOT PARTICIPATING IN THIS EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS.
             ======================================================
             ======================================================

                                  $100,000,000

                           COLORADO PRIME CORPORATION

                         12 1/2% SENIOR NOTES DUE 2004

                       PAYMENT OF PRINCIPAL AND INTEREST
                                 GUARANTEED BY

                            KAL-MAR PROPERTIES CORP.
                        CONCORD FINANCIAL SERVICES, INC.
                      PRIME FOODS DEVELOPMENT CORPORATION
                              --------------------
                                   PROSPECTUS
                              --------------------
                               SEPTEMBER 12, 1997
             ======================================================